NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (095) 787 76 67. Fax: (095) 785 58 08. E-mail: gmk@nornik.ru

20.02.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)** 82-4870
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated February 15, 2006: MMC Norilsk Nickel wins the 5th nationwide contest "Russian organization of high social efficiency"

2. Press release dated February 14, 2006: MMC Norilsk Nickel announces Palladium and Platinum ore reserve figures

3. Quarterly Report of regular securities issuer of "Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", Quarter IV, 2005 dated February 13, 2006

All above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

2/23

NORILSK NICKEL

15.02.2006

MMC Norilsk Nickel wins the 5th nationwide contest "Russian organization of high social efficiency"

Yesterday the Kremlin Palace in Moscow hosted an awarding ceremony for the winners of the 5th nationwide contest "Russian organization of high social efficiency". MMC Norilsk Nickel was announced the winner in the nomination "Personnel qualifications, professional training and education".

The Diploma of Honor was handed to Olga Golodets, Deputy General Director of MMC Norilsk Nickel, by Alexander Zhukov, Chairman of the Steering Committee and Vice Chairman of the Russian government.

"We are very pleased that the Jury has recognized the achievements of our company in this area", Olga Golodets said, "because in our opinion, the qualifications of our personnel and the system of professional training and education established in the Company are essential for achieving both current and strategic corporate objectives".

The contest has been organized at the behest of the government of the Russian Federation since 2000. Its Steering Committee and Jury are composed of representatives from federal ministries and departments, union of employers and associations of trade unions. More than 800 organisations took part in this year's contest, including 182 with more than five thousand employees.

"MMC Norilsk Nickel is a regular participant of this contest", said O. Golodets. "The idea itself emphasizes the importance of socially responsible business for the state and society, and this is a motivation for all companies to operate in compliance with the policy of social responsibility. The contest also helps to promulgate best experience and innovative technology in such extremely important fields of corporate performance as human relations and social policy".

NORILSK NICKEL

14.02.2006

MMC Norilsk Nickel Announces Audited Palladium and Platinum Ore Reserve Figures

For the first time in its history, OJSC Mining and Metallurgical Company Norilsk Nickel ("MMC Norilsk Nickel", "the Company") is releasing information on the platinum group metals (PGM) in its ore reserves and mineral resources.

Following its first time release of PGM production figures in the third quarter of 2005, the Company is publishing PGM reserve and resource figures as stated according to the JORC Code standards. The independent audit was carried out by Micon International Co. Ltd. (Micon), and covered all of MMC Norilsk Nickel's deposits at its Polar Division on the Taimyr Peninsula (Talnakh and Norilsk-1 orebodies). Audited results reflect MMC Norilsk Nickel's reserves and resources as of December 31st, 2004. Micon also carried out the previous audits of MMC Norilsk Nickel's base metals reserves and resources that were published in 2004 and 2005.

Proved and probable ore reserves in the Taimyr Peninsula contain 62 million ounces of palladium and 16 million ounces of platinum. Combined palladium and platinum head grades for major Polar Division's underground operations range from 5.5 grams per ton (g/t) to as high as 11.1 g/t. Measured and indicated mineral resources indicate an additional 141 million ounces of palladium and 40 million ounces of platinum in situ.

Tav Morgan, Deputy General Director of MMC Norilsk Nickel, reported that "the Company has worked long and hard to enable disclosure of these reserve figures. This is an important step in our focused efforts to promote disclosure of our reserves and it provides the transparency expected by our investors, customers, and the broader mining community. They now have the opportunity to fully appreciate the competitive strength and longevity of our mineral asset base."

MMC Norilsk Nickel plans to produce 2.90 - 2.95 million ounces of palladium and 690-700 thousand ounces of platinum in 2006.

In 2006 the Company will continue to release quarterly nickel, copper, palladium and platinum production figures of its Polar Division and Kola MMC within 30 days of the end of the quarter.

Audited reserves and resources
Download , 16KB

February 14, 2006

The MMC Norilsk Nickel Press Service
Tel: (+7) 095 797 8294
Fax (+7) 095 786 8394
E-mail: uosmail@nornik.ru
www.nornik.ru

Mineral resources and ore reserves of the Talnakh ore field, Norilsk-1 and Zhdanovskoye deposits as of 31 December 2004[1]

BEST AVAILABLE COPY

Region / Category	Deposit	Mine	Ore Type	Ore Volume[2] 000't	Metal Content[2] Ni %	Cu %	Pd g/t	Pt g/t	Au g/t	6PGM[3] g/t	Metal Volume[2] Ni 000't	Cu 000't	Pd 000'oz	Pt 000'oz	Au 000'oz	6PGM[3] 000'oz
Taimyr Peninsula																
Proved and probable ore reserves[4]																
	Talnakh ore field															
		Oktyabrsky	Rich	41 091	2.54	5.10	8.54	1.91	0.43	10.68	1 045	2 094	11 283	2 524	563	14 111
			Cuprous	56 489	1.07	4.83	9.30	2.25	0.71	11.73	605	2 727	16 898	4 092	1 287	21 307
			Total	**97 580**	**1.69**	**4.94**	**8.98**	**2.11**	**0.59**	**11.29**	**1 650**	**4 821**	**28 181**	**6 616**	**1 850**	**35 418**
		Taimyrsky	Rich	79 690	2.47	2.74	4.57	0.90	0.13	5.90	1 972	2 185	11 703	2 299	322	15 101
			Cuprous	396	0.62	1.69	3.89	1.06	0.30	5.36	2	7	50	13	4	68
			Total	**80 086**	**2.46**	**2.74**	**4.56**	**0.90**	**0.13**	**5.89**	**1 974**	**2 192**	**11 753**	**2 312**	**326**	**15 169**
		Komsomolsky	Rich	2 000	3.11	2.88	7.26	1.39	0.18	9.37	62	58	467	90	12	605
			Cuprous	20 619	0.61	2.08	6.75	1.98	0.47	9.09	126	429	4 476	1 311	313	6 026
			Total	**22 619**	**0.83**	**2.15**	**6.80**	**1.93**	**0.45**	**9.12**	**188**	**487**	**4 943**	**1 401**	**325**	**6 631**
		Mayak	Disseminated	407	0.73	1.45	3.31	1.25	0.33	4.80	3	6	43	16	4	61
		Skalisty	Rich	37 570	3.03	2.72	5.52	1.07	0.14	7.28	1 137	1 023	6 673	1 288	172	8 808
	Subtotal		**Rich**	**160 351**	**2.63**	**3.34**	**5.84**	**1.20**	**0.21**	**7.48**	**4 216**	**5 360**	**30 126**	**6 201**	**1 069**	**38 625**
	Subtotal		**Cuprous**	**77 504**	**0.95**	**4.08**	**8.60**	**2.17**	**0.64**	**11.00**	**733**	**3 163**	**21 424**	**5 416**	**1 604**	**27 401**
	Subtotal		**Disseminated**	**407**	**0.73**	**1.45**	**3.31**	**1.25**	**0.33**	**4.80**	**3**	**6**	**43**	**16**	**4**	**61**
	Total - combined ore types			238 262	2.08	3.58	6.74	1.52	0.35	8.63	4 952	8 529	51 593	11 633	2 677	66 087
	Norilsk-1 deposit															
		Medvezhy Ruchey	Disseminated	17 330	0.32	0.43	4.38	1.80	0.19	6.44	56	75	2 439	1 001	105	3 579
		Zapolyarny	Disseminated	62 753	0.30	0.43	4.04	1.66	0.18	6.00	191	269	8 151	3 359	362	12 125
	Total - combined ore types			**80 083**	**0.31**	**0.43**	**4.11**	**1.69**	**0.18**	**6.08**	**247**	**344**	**10 590**	**4 360**	**467**	**15 704**
Total proved and probable ore reserves[4]				**318 345**	**1.63**	**2.79**	**6.08**	**1.56**	**0.31**	**7.98**	**5 199**	**8 873**	**62 183**	**15 993**	**3 144**	**81 791**
Measured and indicated mineral resources			Rich	21 391	4.22	6.00	13.52	2.72	0.49	16.65	903	1282	9 302	1 874	389	11 467
			Cuprous	314	0.35	3.09	3.58	1.57	0.00	5.71	1	10	36	16	7	58
			Disseminated	1 397 087	0.52	1.03	2.93	0.85	0.19	3.96	7 235	14 458	131 460	38 302	8 515	177 713
Total measured and indicated mineral resources				**1 418 792**	**0.57**	**1.11**	**3.07**	**0.88**	**0.19**	**4.13**	**8 139**	**15 750**	**140 798**	**40 192**	**8 911**	**189 238**
Kola Peninsula																
	Zhdanovskoye deposit[5]															
Total proved and probable ore reserves[4]				**160 337**	**0.67**	**0.31**	-	-	-	-	**1 068**	**494**	-	-	-	-

Notes:

1. The Talnakh ore field and Norilsk-1 deposit in the Taimyr Peninsula and the Zhdanovskoye deposit in the Kola Peninsula were classified according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code") developed by the Australasian Joint Ore Reserves Committee ("JORC") formed by the Australian Mining Industry Council, The Australasian Institute of Mining and Metallurgy, and The Australian Institute of Geoscientists. The classification of the reserves in accordance with JORC principles have been prepared by the following competent person: Stanley C Bartlett, PGeo, Managing Director of Micon International Co Limited. Reserves are based on the current 2 to 3 year detailed mine production plan, and the base case conceptual mine plan extending to the mine end of life based on economically mineable ore in the A, B and C$_1$ Russian categories at the end of a given calendar year.

Ore reserves and mineral resources from the Semiletka, Kaula-Kotselvaara, and Zapolyarnoye deposits in the Kola Peninsula, which includes the Kaula-Kotselvaara open-pit and Severny underground mines, were not included in the audit. Platinum group metals of the Zhdanovskoye deposit in the Kola Peninsula were not included in the audit.

2. Sub-total and total figures may be different to the sum of individual numbers due to rounding, and in some cases may vary insignificantly from previous statements.
3. 6PGM are platinum, palladium, rhodium, ruthenium, osmium and iridium.
4. Proved and probable ore reserves are not included in mineral resources.
5. Includes ore reserves and mineral resources from the Severny-Gluboky underground mine and the Tsentralny open-pit mine incorporating the Tsentralny and Zapadny pits.

QUARTERLY REPORT

of Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Issuer Code: 40155-F

Quarter IV, 2005

Issuer location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka

Information contained in this Quarterly Report is subject to disclosure under securities law of the Russian Federation

Director General, OJSC MMC Norilsk Nickel	_______________	M.D. Prokhorov
Date _______________, 2006	(signature)	
Chief Accountant, OJSC MMC Norilsk Nickel	_______________	L.V. Lisitsyna
Date _______________, 2006	(signature)	
		Seal

Contact: *Raichenko Marina Alexeevna*
Manager, Equity Department
Tel.: *(495) 797 82 44* Fax: *(495) 785 58 08*
E-mail: *gmk@nornik.ru*
Internet site where information contained in this Quarterly Report may be found
http://www.nornik.ru/page.jsp?pageld=30ad80aa-fb7cd0d06c—7ffe

Introduction

a) Issuer's full corporate name:
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Abbreviated name:
OAO "GMK "NORILSK NICKEL"

b) Location: ***Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka***

c) Tel: ***(3919) 42 80 01, (495) 787 76 67***
Fax: ***(3919) 42 89 45, (495) 785 58 08***

E-mail: gmk@nornik.ru

d) Internet site where full text of the Issuer's Quarterly Report may be found:
http://www.nornik.ru/page.jsp?pageld=30ad80aa-fb7cd0d06c—7ffe

e) Basic information on outstanding securities of the Issuer:
type, category: ***registered ordinary share***
number of issued shares: ***213,905,884****
par value per share: ***1 Ruble***

* - out of the mentioned stock, 12,478,704 shares are on OJSC MMC Norilsk Nickel's balance, and 10,799,433 shares have been bought back from the shareholders in the context of the Company reorganization. On December 16, 2005, the Board of Directors adopted a resolution to hold an extraordinary General Meeting of OJSC MMC Norilsk Nickel's Shareholders on February 17, 2006 in the agenda of which a question of reducing the Company's registered capital by means of retirement of the acquired and bought out shares was included.

"This Quarterly Report presents estimates and projections of the Issuer management relating to future events and/or actions, development prospects for the industry in which the Issuer is engaged and the Issuer's results including plans, probability of certain events and actions. Investors shall not fully rely on the Issuer management estimates and projections as actual future results of the Issuer operations may for many reasons differ from those predicted. Investments in the Issuer's securities are subject to risks described in this Quarterly Report".

I. Brief Details of Members of the Issuer Management, Bank Accounts, Auditor, Appraiser and Financial Advisers and Other Signatories of this Quarterly Report

1.1. Members of the Issuer management

Members of the Board of Directors:

Full name	Year of birth
Bugrov Andrey Yevgenyevich	*1952*
Guy de Selliers	*1952*
Dolgikh Vladimir Ivanovich	*1924*
Klishas Andrey Alexandrovich	*1972*
Ralph Tavakolian Morgan	*1968*
Prokhorov Mikhail Dmitryevich	*1965*
Salnikova Ekaterina Mikhailovna	*1957*
Ugolnikov Kirill Lvovich	*1961*
Heinz S. Schimmelbusch	*1944*

Single executive and members of the Issuer executive board:

Full name	Year of birth
Komarov Igor Anatolyevich	*1964*
Kotlyar Yuri Alexeevich	*1938*
Ralph Tavakolian Morgan	*1968*
Morozov Denis Stanislavovich	*1973*
Prokhorov Mikhail Dmitryevich	*1965*
Rozenberg Jokves Iosifovich	*1943*
Sprogis Viktor Yevgenyevich	*1961*
Finsky Maksim Valeryevich	*1966*
Cheskis Dmitry Semyonovich	*1954*

Prokhorov Mikhail Dmitryevich — Director General

1.2. Details of the Issuer's bank accounts

Bank's full and abbreviated name: ***ING Bank (Eurasia) Closed Joint Stock Company, ING Bank (Eurasia) ZAO***
Location: ***127473, Moscow, Krasnoproletarskaya Street 36***;
INN 7712014310;
BIK 044525222;
correspondent account 30101810500000000222 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUB 40702810900001001515
current USD account 40702840200001001515
current EUR account 40702978800001001515

Bank's full and abbreviated name: ***Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company), JSCB ROSBANK (OJSC)***
Location: ***107078, Moscow, M. Poryvaevoy Street 11;***
INN 7730060164;
BIK 044525256;
correspondent account 30101810000000000256 with OPERU, Moscow Head Office, Central Bank of the Russian Federation

Account type and number:
settlement account RUB 40702810500000014636
current USD account 40702840800000014636
current EUR account 40702978400000014636

Bank's full and abbreviated name: ***Bank for Foreign Trade (Open Joint-Stock Company), Vneshtorgbank***

Location: *103031, Moscow, Kuznetski Most Street 16;*
INN 7702070139;
BIK 044525187
correspondent account 30101810700000000187 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
current USD account 40702840700060000354

Bank's full and abbreviated name: *Tverskoye Branch No. 7982, Savings Bank of the Russian Federation; Tverskoye Branch No. 7982, Savings Bank of the Russian Federation*
Location: *117997, Moscow, Vavilov Street 19;*
INN 7707083893;
BIK 044525225;
correspondent account 30101810400000000225 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUB 40702810038040105497
current USD account 40702840338040105497

Bank's full and abbreviated name: *Deutsche Bank Limited Liability Company, OOO Deutsche Bank*
Location: *129090, Moscow, Shepkin Street 4;*
INN 7702216772;
BIK 044525101;
correspondent account 30101810100000000101 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
current USD account 40702840800000000265

1.3. Details of the Issuer auditor(s)

Full and abbreviated business names:
"Rosexpertiza" Limited Company
OOO "Rosexpertiza"

Location (actual address): *127055, Moscow, Tikhvinski Lane 7, Bldg. 3*

Telephone and fax numbers: tel. *(495) 721 38 83; fax (495) 972 65 00*

E-mail: *rosexp@online.ru*

Number, date of issue, validity period and issuer of auditor license: ***Auditor License No. E 000977 of June 25, 2003 issued by the Ministry of Finance of the Russian Federation for a term of 5 years***

Fiscal years for which the Issuer's accounts and financial statements were audited by independent auditor: ***OOO "Rosexpertiza" audited the 1997-2004 accounts of OJSC MMC Norilsk Nickel.***

Factors which may affect the auditor's independence from the Issuer and steps taken by the Issuer and the auditor to mitigate such factors:
OAO "GMK :Norilsk Nickel" in not aware of any factors which may affect the auditor's independence.
As of the date hereof OOO "Rosexpertiza" (officers thereof) has no interest in the Issuer's authorized capital nor any facts have been discovered of borrowing by the auditor (officers thereof) from OJSC MMC Norilsk Nickel, involvement in promotion or joint venture, kinship between the auditor's and the Issuer's officers or other factors which might affect the auditor's independence from the Issuer.
No officer of OJSC MMC Norilsk Nickel is an officer of OOO "Rosexpertiza".
To maintain its independence OOO "Rosexpertiza" acts under provisions of Article 12 of Federal Law No. 119-FZ "On Public Accounting" of August 7, 2001 and Article 5 of the Code of Auditor Professional Ethics" approved by the Russian Audit Chamber on December 4, 1996.

Procedure of auditor appointment:

The Board of Directors of OJSC MMC Norilsk Nickel considers auditor bids and nominates the auditor to be approved by the annual General Shareholders Meeting.
Pursuant to applicable law and paragraph 5.19.9 of the Articles of Association of OAO :MMC Norilsk Nickel the nominated auditor is approved by the annual General Shareholders Meeting.

Audits performed by the auditor under special auditor assignments.
OOO "Rosexpertiza" did not perform audits under special auditor assignments.

The auditor remuneration and information on deferred and past due payments for the auditor services.
OOO "Rosexpertiza" files with the Board of Directors a commercial proposal describing the audit procedure in all material aspects, estimated man-hours required for auditing account of OJSC MMC Norilsk Nickel and estimated travelling expenses and containing a draft auditor contract. When necessary, OOO "Rosexpertiza" is requested to provide additional estimates and explanations. Based on available information the Board of Directors of OJSC MMC Norilsk Nickel approved remuneration of OOO "Rosexpertiza"/
There are no deferred and past due payments for services provided by OOO "Rosexpertiza".

Accounts of OJSC MMC Norilsk Nickel are subject to compulsory audit under Federal Law No. 119-FZ "On Public Accounting" of August 7, 2001.

1.4. Details of the Issuer appraiser

To determine the issue price of ordinary shares of the fifth issue (the issue was registered on 23.05.2001), OJSC MMC Norilsk Nickel invited an independent appraiser:
full and abbreviated business names: *"Rosexpertiza" Limited Company; OOO "Rosexpertiza"*

Location: *Russian Federation, Moscow*

Telephone and fax numbers: tel. *(495) 721 38 83; fax (495) 972 65 00*

E-mail: *rosexp@online.ru*

Number, date of issue, validity period and issuer of appraiser license: *Appraiser License No. 000090 of July 26, 2000 issued by Moscow Licensing Chamber for a term of 3 years*

Information on services provided by the appraiser: *valuation of registered ordinary book-entry shares of "Norilsk Mining Company" Open Joint Stock Company (former name of OJSC MMC Norilsk Nickel) to be additionally issued through private offering.*

No revaluation of fixed assets of OJSC MMC Norilsk Nickel was performed nor any appraisers were invited to revaluate fixed assets.

1.5. Details of the Issuer advisers

No financial advisers were engaged in connection with securities issues.

1.6. Details of other signatories of this Quarterly Report

N/A.

II. Basic Information on the Issuer Financial and Business Standing

2.1. Financial and Business Results

No information is presented for the accounting period.

2.2. Market Capitalization

Market Capitalization According to the RTS.

Securities	Period	Price per share, USD	Closing number of outstanding shares	Market capitalization, USD
Ordinary shares of OJSC MMC Norilsk Nickel	*2001*	*16.55706*	*252,667,409*	*4,183,429,451*
Ordinary shares of OJSC MMC Norilsk Nickel	*2002*	*19.96424*	*213,905,884*	*4,270,468,406*
Ordinary shares of OJSC MMC Norilsk Nickel	*2003*	*63.17500*	*213,905,884*	*13,513,504,222*
Ordinary shares of OJSC MMC Norilsk Nickel	*2004*	*55.70455*	*213,905,884*	*11,915,531,011*
Ordinary shares of OJSC MMC Norilsk Nickel	*2005*	*87.96715*	*213,905,884*	*18,816,690,984*

The market capitalization was calculated on the basis of the weighted average price per ordinary share of OJSC MMC Norilsk Nickel in 10 largest transactions made through a trade institutor in the last month of each year ended.

The data was calculated on the basis of bilateral deals closed during a trading session. For preparing the data for 2003, information on no-address deals was used.

2.3. Liabilities of the Issuer

2.3.1. Accounts payable

No information is presented for the accounting period.

2.3.2. Issuer's credit history

Liabilities under loan agreements under which the Issuer act(ed) as borrower and the principal accounts(ed) for 5 or more per cent of net assets over the last 5 fiscal years:

Liability	Lender's name	Principal, USD	Loan term/repayment date	Arrears in principal and/or interest, days in arrears
Loan	*Citibank N.A., London*	*800,000,000*	*September 30, 2004*	*The loan was repaid according to the schedule.*

2.3.3. Liabilities of the Issuer under security provided to third parties

As of December 31, 2005 total liabilities of the Issuer under provided security and total third party liabilities secured by the Issuer (by collateral or guarantee) showed 37,361.61 mln Rubles.

During the reporting period, the following liabilities representing more than 5% of the balance sheet assets were executed:

Amount of the Issuer's secured liability – ***Credit facility amounting to 400,000,000 US dollars;***

Period of the secured liability discharge - 29.11.2008;

Security method – ***collateral of rights for Dollar and Ruble accounts;***

Amount of security – ***600,000,000 US dollars;***

Subject of collateral – *rights under Account Agreements (Dollar and Ruble) for cash assets on the Issuer's accounts opened with Bank Societe Generale East, a commercial joint-stock bank (ZAO);*

Security provision period – *until the Issuer has completely discharged the liabilities under the credit facility;*

Assessment of the risk of non-discharge or improper discharge of the secured liabilities – *refer to Section 2.5.3. Financial Risks.*

2.3.4. Other liabilities of the Issuer

The Issuer has no other liabilities.

2.4. Purpose of the Issue and Application of Issue Proceeds

Fifth issue securities.

Securities were issued within the framework of restructuring "Norilsk Nickel" Company. RAO "Norilsk Nickel" as capitalization centre was replaced by MMC Norilsk Nickel through the additional issue to shareholders of RAO "Norilsk Nickel" of shares in MMC Norilsk Nickel payable by shares of RAO "Norilsk Nickel".

No ordinary shares of the issue were payable in cash. Ordinary and preference shares of RAO "Norilsk Nickel" were recorded on balance sheet of OJSC MMC Norilsk Nickel.

2.5. Risks Affecting Investments in Issued Regular Securities

Risk factors described below may affect business operations of MMC Norilsk Nickel. Such risks may materially affect the Company's operations, sales, profit, assets, liquidity and capital resources and should be considered in conjunction with any estimates and projections presented herein. Furthermore, certain risks presently deemed immaterial may become material.

2.5.1. Industry risks

OJSC MMC Norilsk Nickel is the world leading producer of palladium and nickel, a major producer of platinum and one of the world 10 major copper producers.

The prices of metals produced by OJSC MMC Norilsk Nickel and the world demand substantially depend on the world economy growth. The Company's financial standing is directly affected by the prices of such metals.

The Company is also subject to the risk of metal price fluctuations as most of sales proceeds are received under long-term contracts for physical delivery of fixed metal quantities at priced tied to delivery periods.

Risks of possible changes in prices of raw materials purchased by the Company are minimum as the Company employs its own sources of raw materials, the share of purchased raw materials being insignificant. Additionally, long-terms contract for delivery of such raw materials exist.

The Company also runs a minimum risk of changes in prices of contractor services in non-ferrous and precious metal concentrate processing, making of finished products with enhanced consumer's effect of processed metal, transportation and insurance of concentrate and finished metal as:

— *such services are performed under long-term contracts at fixed prices providing for required profitability;*

— *alternative contractors may be engaged.*

2.5.2. Country and region risks

Business operations of any company including OJSC MMC Norilsk Nickel are subject to a number of political and economic risks. Typical features of today's Russian economy are currency control, low liquidity on capital markets and continuing inflation.

Stability and further development of Russia's economy are strongly dependent on the efficiency of the economic policy implemented by the Government.

Business operations of OJSC MMC Norilsk Nickel might be affected by severe weather conditions of the Far North and any circumstances of Force Majeure. Delivery of materials and products might be suspended by adverse weather. Major power supply failures, accidents at mines, concentrating mills and metallurgical works might have an adverse effect on the Company operations.

Within it range of influence the Company continuously focuses on the limitation of possible effects of such adverse changes. To this end efforts are made to establish long-term relations with regional authorities aimed at the efficient and broad-gauge economic development; all-round development of social partnership taking into account ideas of the Company employees; accumulation and maintenance of sufficient material and technical resources in hard-to-reach areas; minimization of damage caused by stream-ice and floods.

2.5.3. Financial risks

The bulk of the Company's sales are denominated in US Dollars whereas most of its expenses are paid in Russian Rubles. Therefore, the Rubles-to-Dollar rate increase might adversely affect the Company's financial results.

Liquidity risk might result from the Company's incapacity to pay its liabilities when due. OJSC MMC Norilsk Nickel exercises strict liquidity control. The Company has in place detailed budgeting and cash flow projection procedures to make sure it has available cash required for prompt liability repayment.

The risk of interest rate changes results from interest rate fluctuations which may adversely affect the Company's financial results. OJSC MMC Norilsk Nickel from time to time uses interest rate swaps to manage interest risk.

Credit risk results from the possibility of a counterparty's failure to promptly meet its liabilities to the Company giving rise to financial losses. OJSC MMC Norilsk Nickel minimizes credit risk through distribution among a larger number of counterparties. The Company's customers include international companies which are only shipped products upon fulfillment of any shipment limit approval procedures. In this way the Company manages to avoid credit risk concentration.

Inflation does not have a strong influence on distributions on the Company securities.

2.5.4. Legal risks

The bulk of the Company's sales are denominated in US Dollars. Therefore, any amendments in exchange regulations might affect the Issuer's financial results.

Presently investments in the Company's regular securities are not subject to risks connected with tax law of the Russian Federation.

No risks resulting from the change of licensing requirements to the Issuer's core operations or licensing the right to exploit limited resources (including natural resources) can presently be identified.

No risks can presently be traced of changes in judicial practice on matters relating to the Issuer operations (including licensing) which might adversely affect its business results and the outcome of pending proceedings of which the Issuer is a party.

2.5.5. Business risks

No risks arising from pending proceedings of which the Issuer is a party can presently be identified.

Nor are there currently any risks of non-extension of licenses for any of the Issuer's operations or exploitation of limited resources (including natural resources).

Total liability of the Issuer under third party commitments including those of subsidiaries cannot significantly affect the Issuer operations.

The Company has no customers accounting for at least 10 per cent of total sales revenue. The Company is not economically dependent on a limited number of customers since all products manufactured by OJSC MMC Norilsk Nickel may be sold on commodity markets.

III. Detailed Issuer Information

3.1. Executive Summary

3.1.1. Full corporate name

Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Abbreviated name:
OAO "GMK " NORILSK NICKEL "

Trademark (service mark) certificate No. 256620 registered with the State Register of Trademarks and Service Marks of the Russian Federation on October 6, 2003. Valid to August 8, 2012.

Trademark (service mark) certificate No. 256621 registered with the State Register of Trademarks and Service Marks of the Russian Federation on October 6, 2003. Valid to August 8, 2012.

Current name assumed: *on resolution of the extraordinary Shareholders Meeting of "Norilsk Mining Company" Open Joint Stock Company of February 21, 2001*

Information on changes in the Issuer's name and form of incorporation:
"Norilsk Mining Company" Open Joint Stock Company
OAO "NGK" or OAO "Norilsk Mining Company"
Assumed on: *June 27, 1997*

3.1.2. Details of the Issuer state registration

Number of the certificate of incorporation — **07**
Date of incorporation — **July 4, 1997**
Registrar's name: *Administration of Taimyr Autonomous District*

Principal legal entity registration number: *1028400000298*
Date of registration: *September 2, 2002*
Registrar's name: *Interdistrict Branch No. 2 of the Ministry of Taxes and Charges of the Russian Federation in Taimyr (Dolgano-Nenets) Autonomous District*

3.1.3. Executive summary

"Norilsk Mining Company" Open Joint Stock Company was founded in 1997 through reorganization of A.P. Zavenyagin Norilsk Mining and Metallurgical Integrated Works Open Joint Stock Company, member of OAO "RAO "Norilsk Nickel".

In 2001 on resolution of the general shareholders meeting the Company's name was changed to become Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" (OAO MMC Norilsk Nickel).

In 2000 to improve efficiency of the Company's operations and investor appeal restructuring of the Norilsk Nickel Group was commenced intended to:

- *provide investors with direct access to the capital of the company being the owner of marketed products and the main profit centre of the Group;*
- *considerably improve transparency of the Group's corporate structure for shareholders;*
- *improve economic efficiency of dividend distribution;*
- *integrate foreign distribution channels into the corporate structure;*
- *improve management efficiency.*

OAO "RAO "Norilsk Nickel" as capitalization centre was replaced by MMC Norilsk Nickel through the issue to shareholders of RAO "Norilsk Nickel" of shares in MMC Norilsk Nickel payable by shares of RAO "Norilsk Nickel".

Thereafter OJSC MMC Norilsk Nickel became a holder of 96.9% in the authorized capital of OAO "RAO "Norilsk Nickel".

On September 30, 2005 the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel resolved to establish "Polyus Gold" Open Joint Stock Company through split-off from OJSC MMC Norilsk Nickel.

Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" and its subsidiaries (hereinafter referred to as the "Group") is the world leading producer of palladium and nickel, a major producer of platinum and one of the world 10 major copper producers. In addition to the five principal non-ferrous products — nickel and copper, platinum metals (PMs), i.e. platinum and palladium, and gold the Company also has such by-products as cobalt, rhodium, silver, iridium and ruthenium.

Mission — the Company's primary objective:
increasing shareholders value

Strategy — means of attaining the objective:

- *continuous efficient development of the existing production facilities; reducing costs and expenses of principal process stages;*
- *development of the Company's power supply system and enhancing transportation safety;*
- *focusing sales and marketing departments on efficient distribution, promotion and marketing;*
- *improvement of financial management, implementation of state-of-the-art information technology to improve operating efficiency and managerial decisions;*
- *aligning corporate governance and investor relations with international standards;*
- *identifying and seizing strategic opportunities relating to non-ferrous, precious and other metals in which the Group has strategic interests or competitive advantages;*
- *disposing of non-strategic assets.*

3.1.4. Contact information

Issuer location: ***Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka***
E-mail: ***gmk@nornik.ru***

Internet site where information on the Issuer and issued securities is available: *http://www.nornik.ru*

Special shareholder and investor service: ***Investor Relations Department***

Location: ***Moscow, Tverskoi Boulevard 13***

Telephone and fax numbers: ***tel. (495) 797 82 44; fax (495) 755 67 38***

E-mail: ***gmk@nornik.ru***

Internet site: ***http://www.nornik.ru***

3.1.5. Taxpayer identifier

INN: 8401005730

3.1.6. Branches and representative offices of the Issuer

During the reporting period, the name of one of the Issuer's branches was changed:

Former name: Murmansk Office of Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" (Murmansk Office of OJSC MMC Norilsk Nickel);

New name: Murmansk Transport Branch of Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" (Murmansk Transport Branch of OJSC MMC Norilsk Nickel).

Basis: state registration of changes in the Charter of OJSC MMC Norilsk Nickel dated October 13, 2005.

3.2. Core Operations of the Issuer

3.2.1. Industry classification of the Issuer

OKVED codes:

27.45	—	Other non-ferrous metal production
27.44	—	Copper production
13.20	—	Non-ferrous metal mining except uranium and thorium ore
10.10	—	Coal mining, cleaning and agglomeration
14.11	—	Quarrying for construction
14.12	—	Limestone, gypsum rock and chalk stone quarrying
14.21	—	Working of gravel and sand pits
14.50	—	Mining operations not covered by other categories
20.10	—	Wood sawing and planing; wood impregnation
20.30	—	Manufacture of timber building structures including prefabricated structures and millwork
20.40	—	Wood tare production
20.51	—	Other woodwork
22.13	—	Publishing of magazines and periodicals
24.13	—	Manufacture of other non-organic chemical agents
24.41	—	Pharmaceutical production
24.42	—	Production of pharmaceutical forms and materials
24.61	—	Explosive production
26.14	—	Fiberglass making
26.26	—	Refractory production
26.30	—	Ceramic tile and slab production
26.51	—	Cement making
26.52	—	Lime making
26.61	—	Structural concrete products manufacture
26.62	—	Plaster products manufacture
26.63	—	Ready-mixed concrete making
26.64	—	Dry concrete mix making
26.66	—	Manufacture of other concrete, plaster and cement products
26.82	—	Manufacture of other non-metallic mineral commodities not covered by other categories
27.31	—	Production of cold-drawn rods and sections
27.32	—	Production of cold-rolled narrow and other strips
27.33	—	Production of formed steel sections
27.34	—	Steel wire making
27.35	—	Manufacture of iron powders, other metal products of rolled steel not covered by other categories
27.41	—	Precious metal production
27.54	—	Fabrication of other non-ferrous castings
28.11	—	Structural metal production
28.12	—	Structural hardware production
28.30.9	—	Providing services in installation, repair and maintenance of central heating steam boilers
28.51	—	Non-ferrous metal working and metal coating
28.52	—	Metal working involving primary machine building process technologies
28.74	—	Manufacture of fasteners, chains and springs
29.12	—	Production of pumps, compressors and hydraulic systems
29.13	—	Production of pipeline fittings
29.14	—	Production of bearings, gear transmissions, mechanical transmission and drive components
29.21	—	Manufacture of furnaces and burners
29.22	—	Hoisting-and-conveying equipment manufacturing

31.20 — Manufacture of electric control gear
33.20 — Instrumentation manufacturing
33.30 — Installation of process control equipment
37.10 — Metal waste and scrap processing
37.20 — Non-metal waste and scrap processing
40.10 — Electric power generation, transmission and distribution
40.30 — Steam and hot water (thermal power) generation, transmission and distribution
41.00 — Water collection, treatment and distribution
45.11 — Dismantling and demolition of buildings, excavation
45.12 — Exploration drilling
45.21 — Engineering works
45.22 — Paving, construction of buildings and structures
45.23 — Road, airfield and sports facilities construction
45.24 — Harbor engineering
45.25 — Other construction operations
45.31 — Electrical installations
45.32 — Insulating works
45.33 — Plumbing works
45.34 — Installation of other technical equipment
45.41 — Plaster works
45.42 — Woodwork and carpentry
45.43 — Floor covering work and wall lining
45.44 — Painting and glazing
45.45 — Other finishing operations
50.20 — Vehicle maintenance
51.12 — Acting as fuel, ore, metal and chemicals wholesale dealers
51.47 — Wholesale trade in other non-food consumer goods
51.52 — Wholesale trade in metals and metallic ores
51.57 — Wholesale trade in waste and scrap
55.11 — Operation of hotels with restaurants
60.10 — Operation of railway transport
60.21.1 — Operation of scheduled passenger motor (bus) transport
60.24 — Freight motor transportation
60.30 — Pipeline transportation
61.10 — Overseas transport
61.20 — Inland water transport
63.11 — Cargo handling
63.12 — Warehousing
63.21 — Other supporting operations of land transport
63.22 — Other supporting operations of water transport
63.40 — Organization of cargo carriage
64.11.1 — Public mail services
64.20 — Telecommunications
65.12 — Other financial intermediation
70.20 — Demise
71.10 — Car rental
71.21 — Land transport and equipment lease
74.20 — Creation and use of databases and information resources
73.10 — Research and development in natural and engineering sciences
74.13 — Market analysis and public opinion research
74.14 — Business and management advisory services
74.15.2 — Management of holding companies
74.20 — Architectural engineering and design; survey operations and map-making; standardization and metrology; hydrometeorology and relating operations; technical problem solution not covered by other categories
74.30 — Engineering tests, research and certification
85.11.2 — Operation of sanatorium-and-spa institutions
85.14 — Other health protection activities
90.00 — Waste water discharge, waste disposal and other similar operations
93.04 — Operation of fitness facilities

3.2.2. Core business operations

No information is presented for the accounting period.

3.2.3. Primary products (works, services)

No information is presented for the accounting period.

3.2.4. Materials (supplies) and suppliers

The Company's sources of raw materials include sulfide copper-nickel ore deposits exploited by the Polar Branch of OJSC MMC Norilsk Nickel. The share of purchased raw materials is insignificant. No raw materials are imported.

During the period under review the Company had the following suppliers accounting for more than 10 per cent of total material supplies:
ZAO Taimyr Fuel Company (660021, Russia, Krasnoyarsk, Kopylov Street 2a) – 11.2%

During the period under review 86.2% of materials and supplies was purchased on domestic market and 13.8% imported.

The forecast of availability of foreign material and supply sources is favorable; in case of any turn in the market alternative sources will be located offering the best price and quality terms.

3.2.5. Issuer market

Nickel market

Primary nickel producers — Russia, Canada, Japan, Australia, New Caledonia, Norway.

Major nickel consumers — Japan, USA, China, Germany.

In Quarter IV 2005 the world nickel market showed a growing demand by fabricators of stainless steel which led to price increase at the end of the quarter. During the quarter a constant, though insignificant, recovery of the world commodity exchange reserves was recorded. The nickel price grew almost to the level of the previous quarter by the end of the quarter, the quarter's average price of London Metal Exchange (LME) being 12,628 USD per t against 14,567 USD per t in Quarter III 2005 (a 13.31% decline).

Key nickel markets — EU, Japan, USA, People's Republic of China, Taiwan, Korea.

Average annual prices over 5 year period

		2001	2002	2003	2004	2005	Source
Nickel	$/t	5,948	6,772	9,640	13,852	14,733	LME

Copper market

Primary refined copper producers — Chile, China, Japan, USA, Russia.

Major consumers — China, USA, Japan, Germany.

The growth of copper prices driven by demand by Asian countries (particularly China) and the USA, the shortage of copper concentrate and scrap and the considerable depletion of the world copper reserves in Quarter II 2005 continued in Quarters III and IV 2005. Quarter IV 2005 showed beginning of an insignificant recovery of the copper reserves at the London, New York and Shanghai commodity exchanges. By the end of the quarter, the fundamental market factors were strengthened by operators' activity, in connection with which the Quarter's average LME copper price (spot) was 4,297 USD per t compared with 3,759 USD per t in Quarter III 2005 (a 14.31% growth).

Key refined copper markets — Russia, EU, USA, China.

Average annual prices over 5 year period

		2001	2002	2003	2004	2005	Source
Copper	*$/t*	*1,578*	*1,560*	*1,780*	*2,868*	*3,684*	LME

PMs market

Primary PMs producers — South Africa, Russia, USA, Canada. The PMs market is basically influenced by South Africa and Russia.

Major consumers — USA, Japan, China, Western Europe.

In Quarter IV 2005 the world palladium market showed a minor growth of demand for metal resulting in price increase during the period under review. The quarter's average palladium LME price was 238.50 USD per ounce against 186.71 USD per ounce in Quarter III 2005 (showing a growth of 27.74%).

The world demand for platinum continued its growth in Quarter IV 2005. The metal price showed a steady growth, its fluctuations depending generally on the rate of Dollar to other major currencies. The Quarter's average platinum price on London market increased to 956.18 USD per ounce from 896.18 USD per ounce in Quarter III 2005 , i.e. by 6.77%.

Key markets — EU, USA, Japan.

Average annual prices over 5 year period

		2001	2002	2003	2004	2005	Source
Palladium	*$/toz*	*603*	*337*	*201*	*230*	*201*	LPPM
Platinum	*$/toz*	*529*	*544*	*691*	*846*	*897*	LPPM

The markets of OJSC MMC Norilsk Nickel may be adversely influenced by the world market changes (high volatility of exchange prices), implementation by competitors of major mining and metallurgical projects and development of new highly efficient technology. To prevent possible adverse influence of market fluctuations the Company performs continuous monitoring and review of the world market and competitor operations including the identification of the most advantageous markets, acquisition of new businesses and highly profitable deposits, expansion of long-term direct sales, entry in new consumption areas, cost reduction and manufacture of high value added products.

3.2.6. Licenses held by the Issuer

Licenses:

Number: *44 – EV – 000116 (M)*
Date of issue: *November 9, 2004*
Valid to: *November 9, 2009*
Issued by: *Federal Environmental, Technical and Nuclear Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)*

Number: *SO-03-207-0523*
Date of issue: *October 8, 2001*
Valid to: *October 8, 2006*
Issued by: *Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)*
Licensed operations: *Operations of equipment employing radioactive agents*

Number: *SO-03-205-0522*
Date of issue: *October 8, 2001*
Valid to: *October 8, 2006*
Issued by: *Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)*

Licensed operations: *Operation of facilities employing radioactive agents*

Number: *SO-07-602-0525*
Date of issue: *October 8, 2001*
Valid to: *October 8, 2006*
Issued by: *Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)*
Licensed operations: *Radioactive waste handling during transportation and storage*

Number: *EH – 70 – 000157 (M)*
Date of issue: *August 2, 2005*
Valid to: *August 2, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of hazardous chemical facilities (hazardous facilities producing, storing, transporting, destroying toxic substances capable of killing exposed living organisms and having properties described in paragraph 1, Schedule 1 to Federal Law No. 116-FZ "On Industrial Safety of Hazardous Production Facilities")*

Number: *44 – EV – 000035 (MS)*
Date of issue: *December 20, 2002*
Valid to: *December 20, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing fuel gas; producing non-ferrous melt at plants with a charge load of at least 100 kg (powder metal, metal concentrate and silver production)*

Number: *A 013276 No. 14264*
Date of issue: *March 9, 2000*
Valid to: *March 9, 2010*
Issued by: *Ministry of the Russian Federation for Communications and Information*
Licensed operations: *Providing local and intrazonal telephone communication services*

Number: *ASS-24-031147*
Date of issue: *July 15, 2004*
Valid to: *July 15, 2009*
Issued by: *Motor Traffic Supervision Department for the Krasnoyarsk Territory, Taimyr (Dolgano-Nenets) and Evenki Autonomous Districts*
Licensed operations: *Carriage of more than 8 passenger by specially equipped motor vehicles*

Number: *GSS-24-029617*
Date of issue: *April 21, 2003*
Valid to: *April 21, 2008*
Issued by: *Motor Traffic Supervision Department for the Krasnoyarsk Territory, Taimyr (Dolgano-Nenets) and Evenki Autonomous Districts*
Licensed operations: *Cargo carriage by motor vehicles carrying over 3.5 t including hazardous cargo*

Number: *MosC 0101101204 L*
Date of issue: *November 9, 2001*
Valid to: *November 29, 2006*
Issued by: *Ministry of Natural Resources of the Russian Federation*
Licensed operations: *1:50000 and larger reference level gravimetric survey (based on approved category I-III gravity stations with $g_{surv} = 0$ mGal)*

Number: *MosC 0101097103 L*
Date of issue: *November 9, 2001*
Valid to: *November 29, 2006*
Issued by: *Ministry of Natural Resources of the Russian Federation*
Licensed operations: *1:200000 (1:1000000) and smaller groundwater, engineering and geoecological survey*

Number: *MosC 0101098107L*

Date of issue: *November 9, 2001*
Valid to: *November 29, 2006*
Issued by: *Ministry of Natural Resources of the Russian Federation*
Licensed operations: *1:200000 (1:1000000) and smaller multi-purpose geochemical mapping and all types of geochemical operations excluding oil and gas prospecting*

Number: *MosC 0101099109 L*
Date of issue: *November 9, 2001*
Valid to: *November 29, 2006*
Issued by: *Ministry of Natural Resources of the Russian Federation*
Licensed operations: *Preparation of 1:200000 (1:1000000) and smaller composite and general geological structure maps including geological, tectonic, metallogenic, hydrogeological and geophysical maps (except gravimetric maps of any scale) including digital and electronic models thereof*

Number: *MosC 0101096101L*
Date of issue: *November 9, 2001*
Valid to: *November 29, 2006*
Issued by: *Ministry of Natural Resources of the Russian Federation*
Licensed operations: *1:1000000 (1:5000000) – 1:2000000 (1:1000000) geological survey (GS) including group geological survey (GGS), additional areal geological survey (AAGS) and depth geological mapping (DGM)*

Number: *DUDT0100001102L*
Date of issue: *August 1, 2001*
Valid to: *August 1, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *1:500000 (1:25000) and larger geological survey (GS) including geological survey (GS),group geological survey (GGS), additional areal geological survey (AAGS) and depth geological mapping (DGM)*

Number: *DUDT0100001108L*
Date of issue: *August 1, 2001*
Valid to: *August 1, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Multi-purpose geochemical mapping and any types of 1:50000 (1:25000) and larger geochemical operations*

Number: *DUDT0100001201L*
Date of issue: *August 1, 2001*
Valid to: *August 1, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Surface geophysical survey including seismic, electrical, magnetic, induced-radioactivity survey (except preparation of state geophysical profile network)*

Number: *DUDT 0100001207L*
Date of issue: *August 1, 2001*
Valid to: *August 1, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Downhole geophysical survey including downhole survey for solid minerals, water and engineering-geological survey except operations in parametric and super-deep wells*

Number: *DUDT0100001304L*
Date of issue: *August 1, 2001*
Valid to: *August 1, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Drilling of prospect, exploration, observation, evaluation wells for water*

Number: *DUDT0100001305L*
Date of issue: *August 1, 2001*
Valid to: *August 1, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*

Licensed operations: *Drilling of prospect, exploration, structure, record and key wells for solid minerals*

Number: *SIG-00237*
Date of issue: *June 28, 2001*
Valid to: *June 28, 2006*
Issued by: *Russian Federal Geodesy and Mapping Service (Siberian Area)*
Licensed operations: *Topographic and geodetic survey and mapping*

Number: *DUD T 0100001104L*
Date of issue: *August 1, 2001*
Valid to: *August 1, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *1:50000 and larger roundwater, engineering and geoecological survey*

Number: *DUD T 0100001110L*
Date of issue: *August 1, 2001*
Valid to: *August 1, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Preparation of 1:50000 (1:25000) and larger composite and general geological structure maps including geological, tectonic, metallogenic, hydrogeological, engineering geological, geoecological and geophysical maps (except gravimetric maps of any scale)*

Number: *SO-03-209-0521*
Date of issue: *October 8, 2001*
Valid to: *October 8, 2006*
Issued by: *Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)*
Licensed operations: *Operations of products employing radioactive agents*

Number: *SO-06-501-0524*
Date of issue: *October 8, 2001*
Valid to: *October 8, 2006*
Issued by: *Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)*
Licensed operations: *Handling of radioactive substances during use, transportation and storage*

Number: *DUD 00144 PD*
Date of issue: *July 31, 2001*
Valid to: *unlimited*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of underground air ducts at nickel plant*

Number: *DUD 00157 VE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2005*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Subsurface water production at the Ambarinskoye Field*

Number: *DUD 00155 VE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2005*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Subsurface water extraction at the Talnakhskoye Subsurface Water Field*

Number: *DUD 00156 VE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2005*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Subsurface water extraction at the Yergalakhskoye Field*

Number: *DUD 00147 TE*
Date of issue: *July 31, 2001*

Valid to: *January 1, 2005*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Limestone and dolomite mining at the Kalargonskoye Field*

Number: *DUD 00148 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Development of the Kayerkanskoye Complex Nonmetallic Mineral Deposit*

Number: *DUD 00149 TE*
Date of issue: *July 31, 2001*
Valid to: *July 1, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Development of the Kalargonskoye Cement Limestone Deposit*

Number: *DUD 00159 TE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2019*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Anhydrite mining at the Gorozubovskoye Deposit*

Number: *DUD 00160 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2018*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Gypsum mining and mine waste utilization at the Tikhoozerskoye Deposit*

Number: *DUD 00153 TE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2020*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Sand recovery at the sand pit on Seredysh Island (the Yenisei)*

Number: *44 ST No. 977*
Date of issue: *November 20, 2001*
Valid to: *November 20, 2006*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Construction of surface mining complex*

Number: *44 – PV - 000086 (V)*
Date of issue: *September 23, 2003*
Valid to: *September 23, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (quarry blasting; frozen soil, swamp, ice breakage, underwater blasting; hot rock mass breakage; processing of materials (cutting, welding, reinforcement, etc.) by blast energy; blasting operations for demolitions of buildings and structures and breakage of foundations and caked ore)*

Number: *44-HV-000030 (VG)*
Date of issue: *November 13, 2002*
Valid to: *November 13, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44 – PV – 000042 (VG)*
Date of issue: *February 19, 2003*
Valid to: *February 19, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*

Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44-HV-00023*
Date of issue: *August 30, 2002*
Valid to: *August 30, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)*

Number: *44-PV-000061 (VG)*
Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000044 (V)*
Date of issue: *February 26, 2003*
Valid to: *February 26, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (frozen soil, swamp, ice breakage, underwater blasting)*

Number: *44-PV-000059 (VG)*
Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44-PV-000062(VG)*
Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000048 (VG)*
Date of issue: *March 11, 2003*
Valid to: *March 11, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (strip-mining)*

Number: *44 – PV – 000053 (VG)*
Date of issue: *March 24, 2003*
Valid to: *March 24, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – HV – 000034 (VG)*
Date of issue: *December 15, 2002*
Valid to: *December 15, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44 – EV – 000033 (GO)*

Date of issue: *November 29, 2002*
Valid to: **November 29, 2007**
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)***

Number: *44 – PV – 000049 (VG)*
Date of issue: ***March 18, 2003***
Valid to: ***March 18, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: ***44–HV–000022***
Date of issue: ***August 30, 2002***
Valid to: ***August 30, 2007***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)***

Number: *44 – PV – 000045 (VG)*
Date of issue: ***February 27, 2003***
Valid to: ***February 27, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Application of industrial explosives (surface blasting)***

Number: *44-HV-000028 (VG)*
Date of issue: ***November 1, 2002***
Valid to: ***November 1, 2007***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)***

Number: ***44-PV-000060 (VG)***
Date of issue: ***March 31, 2003***
Valid to: ***March 31, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: ***44–HV–000024***
Date of issue: ***August 30, 2002***
Valid to: ***August 30, 2007***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)***

Number: *44 – EV – 000029 (GO)*
Date of issue: *November 1, 2002*
Valid to: **November 1, 2007**
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)***

Number: *44 – PV – 000054 (VG)*
Date of issue: ***March 24, 2003***
Valid to: ***March 24, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*

Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground (mine blasting)*

Number: *44 – EV – 000072 (K)*
Date of issue: *May 12, 2003*
Valid to: *May 12, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44-EV-000027 (G)*
Date of issue: *October 22, 2002*
Valid to: *October 22, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *00-PM-001379 (O)*
Date of issue: *July 2, 2003*
Valid to: *July 2, 2008*
Issued by: *Gosgortechnadzor of the Russian Federation, Moscow*
Licensed operations: *Tunnel survey (spatial measurements of mines and underground structures, determination of their parameters, location and compliance with project specifications; monitoring of mine takes and their boundaries validation; mining graphic documentation keeping; recording and justification of the volume of mining operations; identification of dangerous areas and measures for the protection of mines, building, structured and nature from impact of natural resources development)*

Number: *44 – PV – 000105 (V)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Application of industrial explosives (hot rock mass breakage)*

Number: *44-EV-000106 (M)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys (at plants with a charge load of at least 100 kg)*

Number: *EV –70 – 000158 (M)*
Date of issue: *August 2, 2005*
Valid to: *August 2, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of explosible production facilities (hazardous production facilities manufacturing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)*

Number: *44-DG-000001*
Date of issue: *March 1, 2002*
Valid to: *March 1, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of gas distribution networks*

Number: *44VR No. 995*
Date of issue: *December 29, 2001*
Valid to: *December 29, 2006*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*

Licensed operations: *Utilization of industrial explosives and products approved by Russian Gosgortechnadzor; blasting operations*

Number: *DUD 00158 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Basalt production at the Lesnoye Lake deposit*

Number: *DUD 00143 PD*
Date of issue: *July 31, 2001*
Valid to: *unlimited*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of granulating basin with a pit in smelter shop No. 1 of Nadezhdinski Metallurgical Works*

Number: *DUD 00145 PD*
Date of issue: *July 31, 2001*
Valid to: *unlimited*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of underground air ducts at Medny Works*

Number: *MosC010100203L*
Date of issue: *November 9, 2001*
Valid to: *November 9, 2006*
Issued by: Issued by: *Ministry of Natural Resources of the Russian Federation*
Licensed operations: *Airborne electromagnetic and magnetic survey*

Number: *PV-70-000135 (V)*
Date of issue: *May 19, 2005*
Valid to: *May 19, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000098 (V)*
Date of issue: *March 30, 2004*
Valid to: *March 30, 2009*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (processing of materials (cutting, welding, reinforcement, etc.) by blast energy)*

Number: *44 – HV – 000097 (V)*
Date of issue: *February 4, 2004*
Valid to: *February 4, 2009*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives; testing of stored explosives)*

Number: *316/29 NR No. 000235*
Date of issue: *February 28, 2001*
Valid to: *February 28, 2006*
Issued by: *City Commission for Medical Services Licensing and Accreditation, Norilsk*
Licensed operations: *Medical examination of adult population for professional fitness (preliminary examinations)*

Number: *DUDT0100001302L*
Date of issue: *August 1, 2001*

Valid to: *August 1, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Drilling of producing wells for central water supply*

Number: *44 VR No. 978*
Date of issue: *November 20, 2001*
Valid to: *November 20, 2006*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Maintenance of equipment intended for manufacture of explosives and relating products*

Number: *377/29 NR No. 000304*
Date of issue: *June 20, 2001*
Valid to: *June 20, 2006*
Issued by: *City Commission for Medical Services Licensing and Accreditation, Norilsk*
Licensed operations: *Sanatorium and outpatient care of adult population: dental and therapeutic services*

Number: *378/29 NR No. 000305*
Date of issue: *June 20, 2001*
Valid to: *June 20, 2006*
Issued by: *City Commission for Medical Services Licensing and Accreditation, Norilsk*
Licensed operations: *Primary (predoctor) care of adult population: nurse business*

Number: *DUD 00141 TR*
Date of issue: *June 22, 2001*
Valid to: *June 30, 2011*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Geological exploration and extraction of rubble stone at the "Kazbek" Quarry deposit*

Number: *DUD 00170 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2010*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Basalt production at the "Zarechny" Quarry deposit*

Number: *DUD 00038 TR53K*
Date of issue: *June 25, 2001*
Valid to: *June 25, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Timber rafting, dredging operations, cargo handling, water zone as required by water transport*

Number: *GS-6-241-02-28-0-8401005730-000282-2*
Date of issue: *June 26, 2003*
Valid to: *June 26, 2008*
Issued by: *Gosstroy of Russia*
Licensed operations: *Engineering survey for construction of criticality rating I and II buildings and structures according to applicable state standard*

Number: *ASS-84-TF 0073*
Date of issue: *February 26, 2002*
Valid to: *February 26, 2007*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Passenger carriage by motor transport within the Russian Federation*

Number: *GSS-84-TF 0072*
Date of issue: *February 26, 2002*
Valid to: *February 26, 2007*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Cargo carriage within the Russian Federation*

Number: *00-HV-000194*
Date of issue: *May 28, 2002*
Valid to: *May 28, 2007*
Issued by: *Gosgortechnadzor of the Russian Federation, Moscow*
Licensed operations: *Storage of industrial explosives*

Number: *44 – EV – 000111 (S)*
Date of issue: *November 9, 2004*
Valid to: *November 9, 2009*
Issued by: *Federal Environmental, Technical and Nuclear Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion)*

Number: *44 RT No. 901*
Date of issue: **May 25, 2001**
Valid to: *May 25, 2006*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Overhaul of highly dangerous mining equipment including explosion-proof electrical equipment according to the attached list*

Number: *10606/910153*
Date of issue: *September 8, 2003*
Valid to: *September 7, 2006*
Issued by: *State Customs Committee of the Russian Federation*
Licensed operations: *Arrangement of temporary storehouse*

Number: *MT 1008 No. 017970*
Date of issue: *May 1, 2003*
Valid to: *May 1, 2008*
Issued by: *Ministry of Transport of the Russian Federation*
Licensed operations: *Cargo handling at sea ports*

Number: *44 – HV – 000031 (VG)*
Date of issue: *November 13, 2002*
Valid to: *November 13, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *00-IV-000509 (V)*
Date of issue: *October 10, 2002*
Valid to: *October 10, 2007*
Issued by: *Gosgortechnadzor of the Russian Federation, Moscow*
Licensed operations: *Manufacture of industrial explosives (manufacture of explosives and/or constituents thereof at on-site plants of enterprises engaged in mining and/or blasting operations; manufacture of explosives by mobile mix-pump trucks)*

Number: *DUD 00046 TR43K*
Date of issue: *January 30, 2002*
Valid to: *January 30, 2007*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *The Norilskaya River — water intake and discharge, mooring zone as required by water transport*

Number: *DUD 00060 T02I0*
Date of issue: *October 17, 2003*
Valid to: **December 19, 2027**
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*

Licensed operations: *Potable, service and technical water intake from Samsonkino and Mishkino Lakes and the Three Lake System*

Number: *DUD 00055 TOIVH*
Date of issue: *March 19, 2003*
Valid to: *March 19, 2008*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Tikhoye Lake — mining water discharge*

Number: *44 – EP – 000041 (G)*
Date of issue: *February 10, 2003*
Valid to: *February 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EP – 000046 (G)*
Date of issue: *March 11, 2003*
Valid to: *March 11, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EP – 000047 (G)*
Date of issue: *March 11, 2003*
Valid to: *March 11, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – HV – 000050 (VG)*
Date of issue: *March 18, 2003*
Valid to: *March 18, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44 – PV – 000051 (VG)*
Date of issue: *March 18, 2003*
Valid to: *March 18, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000052 (VG)*
Date of issue: *March 21, 2003*
Valid to: *March 21, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – EV – 000055 (VG)*
Date of issue: *March 25, 2003*
Valid to: *March 25, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – EV – 000056 (VG)*
Date of issue: *March 25, 2003*
Valid to: *March 25, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *DUD 00056 TRIVK*
Date of issue: *March 27, 2003*
Valid to: *March 27, 2008*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Waste water discharge. The Tomulakh River of the Norilo-Pyasina Hydrologic System. Taimyr (Dolgano-Nenets) Autonomous District*

Number: *DUD 00057 TRTZK*
Date of issue: *May 27, 2003*
Valid to: *May 27, 2008*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Water intake and discharge for power unit cooling as required by water transport. The Yenisei River and boatable tributaries within the Taimyr (Dolgano-Nenets) Autonomous District*

Number: *DUD 00059 TRTBK*
Date of issue: *June 11, 2003*
Valid to: *January 30, 2007*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *As required by water transport operating transport vessels. Without exception. The Talaya, Pyasina, Dudypta, Avam, Agapa, Yangoda, Tarea Rivers, Lama, Melkoye, Pyasino Lakes.*

Number: *MSK 09516 ME*
Date of issue: *December 9, 2002*
Valid to: *December 1, 2007*
Issued by: *Head Office of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Moscow Region*
Licensed operations: *Subsoil right to use groundwater resources within the area 1.3 km to the south-west of the village of Yugino (township of Ozero Beloye), Shatura District, Moscow Region*

Number: *B 348905 No. 2181/2*
Date of issue: *October 10, 2005*
Valid to: *September 6, 2008*
Issued by: *Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection*
Licensed operations: *Operations involving information constituting state secret*

Number: *LF/07-4023.1*
Date of issue: *April 14, 2003*
Valid to: *April 14, 2008*
Issued by: *Federal Agency for Government Communications and Information under the President of the Russian Federation*
Licensed operations: *Right to perform operations connected with arrangements and/or services in state secret protection*

Number: *LF/07-3672*
Date of issue: *February 18, 2003*
Valid to: *February 18, 2008*
Issued by: *Licensing and Certification Centre of the Federal Agency for Government Communications and Information*
Licensed operations: *Maintenance of encryption systems*

Number: *LF/07-3673*
Date of issue: ***February 18, 2003***
Valid to: ***February 18, 2008***
Issued by: ***Licensing and Certification Centre of the Federal Agency for Government Communications and Information***
Licensed operations: ***Right to distribute encryption aids***

Number: *LF/07-3674*
Date of issue: ***February 18, 2003***
Valid to: ***February 18, 2008***
Issued by: ***Licensing and Certification Centre of the Federal Agency for Government Communications and Information***
Licensed operations: ***Date encryption services***

Number: ***GS-6-241-02-26-0-8401005730-000281-2***
Date of issue: ***May 29, 2003***
Valid to: ***May 29, 2008***
Issued by: ***State Committee of the Russian Federation for Construction and Housing and Utilities Complex***
Licensed operations: ***Structural engineering of criticality rating I and II according to applicable state standard***

Number: ***GS-6-241-02-27-0-8401005730-000280-2***
Date of issue: ***May 29, 2003***
Valid to: ***May 29, 2008***
Issued by: ***State Committee of the Russian Federation for Construction and Housing and Utilities Complex***
Licensed operations: ***Construction of criticality rating I and II buildings and structures according to applicable state standard***

Number: ***44 – EP – 000063 (G)***
Date of issue: ***April 8, 2003***
Valid to: ***April 8, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: ***44 – EV – 000064 (G)***
Date of issue: ***April 8, 2003***
Valid to: ***April 8, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)***

Number: ***44 – EV – 000066 (G)***
Date of issue: ***April 10, 2003***
Valid to: ***April 10, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)***

Number: ***44 – EP – 000067 (G)***
Date of issue: ***April 10, 2003***
Valid to: ***April 10, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: ***44 – EP – 000068 (G)***
Date of issue: ***April 10, 2003***
Valid to: ***April 10, 2008***

Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: *44 – EV – 000073 (G)*
Date of issue: ***May 19, 2003***
Valid to: ***May 19, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)***

Number: *44 – EV – 000074 (G)*
Date of issue: ***May 19, 2003***
Valid to: ***May 19, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: *44 – EV – 000078 (GK)*
Date of issue: ***July 15, 2003***
Valid to: ***July 15, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *44-EV-000079 (K)*
Date of issue: ***August 12, 2003***
Valid to: ***August 12, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *44 – EV –000080 (GK)*
Date of issue: ***August 20, 2003***
Valid to: ***August 20, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *44 – EV – 000081 (GK)*
Date of issue: ***August 20, 2003***
Valid to: ***August 20, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *44 – EV – 000083 (GK)*
Date of issue: ***August 29, 2003***
Valid to: ***August 29, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *44 – EV – 000084 (GK)*
Date of issue: ***August 29, 2003***
Valid to: ***August 29, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*

Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *PRB No. 009056*
Date of issue: *August 20, 2003*
Valid to: *August 20, 2008*
Issued by: *State Fishery Committee of the Russian Federation "Yeniseirybvod"*
Licensed operations: *Commercial fishery employing boats with outboard motors*

Number: *DUD 00171 TP*
Date of issue: *May 15, 2003*
Valid to: *June 1, 2006*
Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District
Licensed operations: *Geological survey of the Kamenski limestone show*

Number: *KYaK 71582 No. PG – 84 – 18/1*
Date of issue: **July 15, 2003**
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Cargo carriage by inland water transport (by the Yenisei River downstream the port of Igarka)*

Number: *KYaK 71583 No. PG – 84 – 19/1*
Date of issue: **July 15, 2003**
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Cargo carriage by inland water transport (the Norilo-Pyasina Hydrologic System, according to the Russian River Craft Register)*

Number: *KYaK 71584 No. PG – 84 – 7/1*
Date of issue: **July 15, 2003**
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Passenger carriage by inland water transport (by the Yenisei River downstream the port of Igarka)*

Number: *KYaK 71585 No. PG – 84 – 8/1*
Date of issue: **July 15, 2003**
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Passenger carriage by inland water transport (the Norilo-Pyasina Hydrologic System, according to the Russian River Craft Register)*

Number: *RVM – 0232*
Date of issue: *May 19, 2003*
Valid to: *May 20, 2008*
Issued by: *Russian Ammunition Agency*
Licensed operations: *Distribution of industrial explosives: explosives and relating products and primers*

Number: *44 – EV – 000087 (K)*
Date of issue: *September 24, 2003*
Valid to: *September 24, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV – 000088 (GK)*
Date of issue: *November 5, 2003*
Valid to: *November 5, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*

Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV – 000090 (KS)*
Date of issue: *November 5, 2003*
Valid to: *November 5, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion; employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – DG – 000091 (S)*
Date of issue: *November 5, 2003*
Valid to: *November 5, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of gas distribution networks (maintenance, repair and reconstruction of gas pipelines and other facilities required for operation of gas distribution networks)*

Number: *DUD 00058 TRIVK*
Date of issue: *May 29, 2003*
Valid to: *May 29, 2008*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Waste water discharge into the Norilskaya River*

Number: *Series A No. 130511 Registration No. 863*
Date of issue: *December 23, 2003*
Valid to: *December 22, 2007*
Issued by: *Department of Basic Vocational Education, Administration of the Krasnoyarsk Territory*
Licensed operations: *Educational activities based on training programs attached to the license*

Number: *44 – HV – 000099 (V)*
Date of issue: *March 30, 2004*
Valid to: *March 30, 2009*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44-EV-000102 (S)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion)*

Number: *44-EV-000103 (M)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)*

Number: *44-EH-000104 (M)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*

Licensed operations: *Operation of chemically hazardous facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying toxic substances capable of killing exposed living organisms and having properties described in paragraph 1, Schedule 1 to Federal Law No. 116-FZ "On Industrial Safety of Hazardous Production Facilities")*

Number: *44-EH-000109 (K)*
Date of issue: *July 30, 2004*
Valid to: *July 30, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *84 M/04/0001/L*
Date of issue: *April 15, 2004*
Valid to: *April 15, 2009*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Hazardous waste handling*

Number: *Series TO No. 000025 Registration No. 16*
Date of issue: *June 2, 2004*
Valid to: *June 2, 2009*
Issued by: *Health Administration, Taimyr Autonomous District*
Licensed operations: *Providing medical services: predoctor care; sanatorium care; other works and services*

Number: *2/08558*
Date of issue: *June 24, 2004*
Valid to: *June 24, 2009*
Issued by: *Head Office of the State Fire-Fighting Service*
Licensed operations: *Installation, repair and maintenance of fire safety aids in buildings and structures (fire proofing of materials, products and structures; fire extinguisher maintenance)*

Number: *00 – DE – 002992 (K)*
Date of issue: *June 24, 2004*
Valid to: *June 24, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Performance of industrial safety surveys (examination of technical devices operated by hazardous production facilities)*

Number: *44 – EV – 000110 (K)*
Date of issue: *October 25, 2004*
Valid to: *October 25, 2009*
Issued by: *Federal Environmental, Technical and Nuclear Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – DG – 000112 (S)*
Date of issue: *November 9, 2004*
Valid to: *November 9, 2009*
Issued by: *Federal Environmental, Technical and Nuclear Supervision Service*
Licensed operations: *Operation of gas distribution networks (maintenance, repair and reconstruction of gas pipelines and other facilities required for operation of gas distribution networks)*

Number: *44 – EV – 000117 (K)*
Date of issue: *November 29, 2004*
Valid to: *November 29, 2009*
Issued by: *Federal Environmental, Technical and Nuclear Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *21 – LTs*
Date of issue: ***December 10, 2004***
Valid to: ***December 10, 2009***
Issued by: ***Department of Industry, Power Industry, Transport and Communications, Administration of the Krasnoyarsk Territory***
Licensed operations: ***Procurement, processing and marketing of non-ferrous scrap***

Number: *27 – LCh*
Date of issue: ***December 10, 2004***
Valid to: ***December 10, 2009***
Issued by: ***Department of Industry, Power Industry, Transport and Communications, Administration of the Krasnoyarsk Territory***
Licensed operations: ***Procurement, processing and marketing of ferrous scrap***

Number: *DUD 00077 TO2IO*
Date of issue: ***January 20, 2005***
Valid to: ***January 20, 2008***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Fresh water intake from and waste water discharge into Podkamennoye Lake***

Number: *DUD 00072 TVEZK*
Date of issue: ***September 6, 2004***
Valid to: ***September 6, 2007***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Water intake from and discharge into the Kharaelakh water storage***

Number: *DUD 00073 TVEZK*
Date of issue: ***September 8, 2004***
Valid to: ***September 8, 2009***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Waste water discharge into the Yergalakh River***

Number: *DUD 00076 TR2IO*
Date of issue: ***December 29, 2004***
Valid to: ***December 29, 2007***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Water intake from the Norilskaya River for own consumption, water supply of cities and outside consumers within the Norilsk Industrial Region***

Number: *HN – 70 – 000125 (N)*
Date of issue: ***March 21, 2005***
Valid to: ***March 21, 2010***
Issued by: ***Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Storage of oil, gas and petroleum and gas products (filling and discharge of oil and petroleum products, storage operations (acceptance, pumping and withdrawal)***

Number: *G 770738 No. 210-V*
Date of issue: ***March 2, 2005***
Valid to: ***March 1, 2010***
Issued by: ***Veterinary Department, Administration of the Krasnoyarsk Territory***
Licensed operations: ***Production of disinfectants***

Number: *84 – 01 – 000006*
Date of issue: ***January 13, 2005***
Valid to: ***January 13, 2010***

Issued by: *Federal Agency for Supervision of Health Care and Social Development*
Licensed operations: ***Providing medical services in: predoctor care; outpatient care; sanatorium therapy; other works and services***

Number: ***DUD 00176 TP***
Date of issue: ***January 25, 2005***
Valid to: ***December 31, 2007***
Issued by: ***Office of the Federal Real Estate Register in the Taimyr Autonomous District***
Licensed operations: ***Mineral (limestone) exploration and appraisal within the Ust-Kamenskaya area***

Number: ***B 346650 Registration No. 2181***
Date of issue: ***September 6, 2005***
Valid to: ***September 6, 2008***
Issued by: ***Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection***
Licensed operations: ***Operations involving information constituting state secret***

Number: ***B 348502 Registration No. 2182***
Date of issue: ***September 6, 2005***
Valid to: ***May 8, 2006***
Issued by: ***Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection***
Licensed operations: ***Operations connected with arrangements and/or services in state secret protection***

Number: ***DUD 00079 TRTZK***
Date of issue: ***March 20, 2005***
Valid to: ***March 20, 2010***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Satisfaction of water transport needs – navigation of MV Medeya, MV Energetik, MV Lot (rivers of Yenisei and Dudinka)***

Number: ***DUD 00081 TRIVK***
Date of issue: ***April 22, 2005***
Valid to: ***April 22, 2008***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Waste water disposal into the Yenisei River***

Number: ***DUD 00085 BRDBV***
Date of issue: ***June 21, 2005***
Valid to: ***June 21, 2015***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Mining operations (sand recovery at sand pits of "Island of Seredysh" in the bed of the river of Yenisei)***

Number: ***EV - 70 - 000168 (K)***
Date of issue: ***October 27, 2005***
Valid to: ***October 27, 2010***
Issued by: ***Natural Resources Committee of the Taimyr Autonomous District***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

3.2.7. Joint ventures

The Issue is not engaged in any joint ventures.

3.2.8. Additional requirements to issuers being joint stock investment funds or insurers

To be left blank

3.2.9. Additional requirements to issuers basically engaged in mining operations

a) Mineral resources

Mining

Mine	Mine type	Ore[1]
Polar Division		
Oktyabrskoye ore deposit		Copper-nickel
"Oktyabrski"	*Underground*	*High-grade, cupreous, disseminated*
"Taimyrski"	*Underground*	*High-grade and cupreous*
Talnakhskoye ore deposit		
"Talnakhskoye" Mine Group[2]		Copper-nickel
"Komsomolski"	*Underground*	*High-grade, cupreous, disseminated*
"Mayak"	*Underground*	*High-grade and disseminated*
"Skalisty"	*Underground*	*High-grade*
"Norilsk 1" ore deposit		Copper-nickel
"Medvezhi Ruchei"	*Open-cut*	Disseminated
"Zapolyarny"	*Underground*	Disseminated
Kola Division		
"Zhdanovskoye" ore deposit		Copper-nickel
"Tsentralny"	*Open-cut*	Disseminated
"Severny-Gluboki"	*Underground*	Disseminated
"Zapolyarnoye" ore deposit		Copper-nickel
"Severny"	*Underground*	Disseminated
Kotselvaara and Semiletka ore deposit		
"Kaula-Kotselvaara"	*Underground*	Disseminated
ZAO "Polyus"		
"Olimpiadinskoye"	*Open-cut*	Sulfide and oxidized

Notes:

(1) **High-grade ore is high in non-ferrous and precious metal content while cupreous ore has a high copper-to-nickel ratio.**

(2) **In 2003 "Mayak", "Skalisty" and "Komsomolski" mines were incorporated into the "Talnakhskoye" mine group. "Komsomolski" mine is also mining ore at the Oktyabrskoye ore deposit.**

Ore and mineral deposits as of December 31, 2004 are given as certified by the independent audit performed by Micon International Co. Ltd. according to internationally accepted principles of the Australasian Code for Reporting of Identified Mineral Resources and Ore (JORC Code). For the first time the audit findings include substantial gold deposits described in this Report. As of December 31, 2004 the proved and probable reserves of the Talnakhskoye ore field at Taimyr and the Zhdanovskoye deposit on the Kola Peninsula showed 399 mln t of ore containing 6.02 mln t of nickel, 9.02 mln t of copper and 2.68 mln troy ounces of gold. A detailed breakdown of the audited reserves is given in the table below.

In the course of the audit Micon International reviewed all aspects of the estimation of reserves on the Taimyr and the Kola Peninsulas such as geological survey including the methods of geological data collection and deposit location by drilling and sampling as well as the methods of reserves estimation and classification. The auditor interviewed officers in charge of every mine and every unit involved in the audit and inspected operating mines, ancillary geological facilities and analytical laboratories. Micon also studied drilling techniques and relating equipment, the core log and sampling techniques, methods of chemical analysis and quality control applied to check the drilling sample database.

Micon thoroughly inspected reserve estimation logs and techniques metal volume and content estimation and checked some of the estimates. Additionally, Micon reevaluated mineral resources of the ore zones within

"Oktyabrski", "Taimyrski", "Komsomolski", "Skalistaya" and "Gluboki" mines of the Talnakhski mine group at Taimyr and the Central Ore Vein of the Zhdanovskoye deposit on the Kola Peninsula. The results obtained by Micon were compared with the recorded reserves of each of the inspected ore zones. No material differences between the results and the Company's accounts were discovered.

It has already been noted that gold deposit data is disclosed for the first time resulting from the Company's efforts to improve transparency. Platinum metal data is also being prepared for disclosure. On March 3, 2005 the Russian President signed a decree deleting information on platinum metal reserves, mining, distribution and consumption from the list of information constituting state secret. It is expected that in Quarter I 2006 information on platinum metal reserves of the deposits developed by the Company and field reserves not included in the last audit will also be published.

Ore and mineral reserves of the Talnakhski ore deposit and the Zhdanovskoye deposit as of December 31, 2004[1]

(*mln t or as indicated*)

Deposit and mine	Ore type	Volume[2]	Metal content[2]					
		mln t	% Ni	% Cu	g/t Au	thou t Ni	thou t Cu	mln oz Au
Talnakhski ore deposit[3]								
Proved and probable ore reserves[4]								
Oktyabrski	High-grade	41,091	2.54	5.10	0.43	1,045	2,094	0.6
	Cupreous	56,489	1.07	4.83	0.71	605	2,727	1.3
	Total	**97,580**	**1.69**	**4.94**	**0.59**	**1,649**	**4,822**	**1.8**
Taimyrski	High-grade	79,690	2.47	2.74	0.13	1,972	2,185	0.3
	Cupreous	396	0.62	1.69	0.30	2	7	0
	Total	**80,086**	**2.47**	**2.74**	**0.13**	**1,974**	**2,192**	**0.3**
Komsomolski	High-grade	2,000	3.11	2.88	0.18	62	58	0
	Cupreous	20,619	0.61	2.08	0.47	126	429	0.3
	Total	**22,619**	**0.83**	**2.15**	**0.45**	**188**	**487**	**0.3**
Mayak	Disseminated	407	0.73	1.45	0.33	3	6	0
Skalistaya	High-grade	37,570	3.03	2.72	0.14	1,137	1,024	0.2
Total	**High-grade**	**160,351**	**2.63**	**3.34**	**0.21**	**4.215**	**5,361**	**1.1**
Total	**Cupreous**	**77,503**	**0.95**	**4.08**	**0.64**	**733**	**3,163**	**1.6**
Total	**Disseminated**	**407**	**0.73**	**1.45**	**0.33**	**3**	**6**	**0**
Total proved and probable reserves		*238,261*	*2.08*	*3.58*	*0.35*	*4,951*	*8,530*	*2.7*
Measured and indicated mineral resources								
	High-grade	21,391	4.22	6.00	0.49	903	1,282	0.3
	Cupreous	314	0.35	3.09	0.00	1	10	0
	Disseminated	1,397,087	0.52	1/03	0.19	7,234	14,457	8.5
Total measured and indicated resources		*1,418,792*	*0.57*	*1.11*	*0.19*	*8,138*	*15,749*	*8.9*

Inferred mineral resources								
	High-grade	64,993	3.17	5.22	0.50	2,059	3,396	1.1
	Cupreous	105,615	0.79	2.62	0.46	839	2,764	1.6
	Disseminated	308,520	0.48	0.95	0.16	1,495	2,921	1.6
Total inferred resources		*479,128*	*0.92*	*1.90*	*0.27*	*4,392*	*9,080*	*4.2*
Zhdanovskoye ore deposit[5]								
Proved and probable ore reserves[4]		*160,337*	*0.67*	*0.31*	-	*1,068*	*494*	-
Inferred mineral resources		*63,471*	*0.73*	*0.37*	-	*466*	*233*	-

Notes:

(1) The Talnakhski ore deposit on the Taimyr Peninsula and the Zhdanovskoye ore deposit on the Kola Peninsula were classified according to the principles of the Australasian Code for Reporting of Identified Mineral Resources and Ore (JORC Code) developed by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Minerals Council of Australia (JORC). The competent specialist responsible for the classification: Stanley C. Bartlett, PGeo, Vice President, Director of Micon International Co Limited. The reserves data is derived from the current 2-3 year mining plan and the basic mining concept scenario to the expiry of the mines' depletion period determined based on the cost-effective extracted ore reserves relating to the Russian A, B and C1 grades as of the end of the calendar year. Any changes against the resources data as of January 1, 2003 contained in the 2003 audit findings of Micon result from mining operations, reserves increased through prospecting and preparation for mining and revaluation of extraction techniques, ore dilution and losses. The audit did not take into account ore and mineral resources of the Norilsk ore deposit at Taimyr including "Medvezhi Ruchei" open-cut ore mine and "Zapolyarny" underground mine. The audit did not either take into account ore and mineral resources of "Zapolyarnoye", "Semiletka" and "Kaula-Kotselvaara" deposits on the Kola Peninsula including "Kaula-Kotselvaara" open-cut ore mine and "Severny" underground mine.

(2) The figures in the "Total" lines may differ from the sum of components due to rounding.

(3) The Talnakhski ore deposit includes the Talnakhskoye and Oktyabrskoye deposits and mineral resources of "Gluboki" and "Severny" mines.

(4) No proved and probable ore reserves are included in mineral resources.

(5) Includes ore reserves and mineral resources of "Severny-Gluboki" underground mine and "Tsentralny" open-cut ore mine comprising "Tsentralnaya" and "Zapadnaya" mines.

Disclosure of information on the resources of platinum deposits is prohibited by applicable state secret law.

Ore reserves of ZAO "Polyus"[1] as of December 31, 2004

Ore deposit	Proved reserves			Probable reserves		
	mln t	Content (g/t Au)	Gold content (mln oz)	mln t	Content (g/t Au)	Gold content (mln oz)
Olimpiadinskoye	*20.6*	*4.6*	*3.1*	*71.3*	*3.8*	*8.7*

Mineral resources of ZAO "Polyus"[(1)] as of December 31, 2004

Deposit	Indicated resources			Inferred resources		
	mln t	Content (g/t Au)	Gold content (mln oz)	mln t	Content (g/t Au)	Gold content (mln oz)
Olimpiadinskoye	*17.2*	*3.5*	*1.9*	*33.1*	*3.2*	*3.4*

Notes:

(1) ZAO "Polyus" holds licenses for geological prospecting and development of the deposits.

Ore reserves and mineral resources are classified according to the Australasian Code for Reporting of Identified Mineral Resources and Ore (JORC Code).

Current reserves of the licensed deposits of OAO "Norilskgasprom" (grades A+B+C) as of January 1, 2006 are as follows:

Messoyakhskoye gas field	*gas*	*bln cu m*	*7.585*
Yuzhno-Soleninskoye gas condensate field	*gas*	*bln cu m*	*18.21*
	condensate	*thou t*	*314.0*
Severo-Soleninskoye gas condensate field	*gas*	*bln cu m*	*52.347*
	condensate	*thou t*	*999.0*

Hydrocarbon extraction by field in Quarter IV 2005

In Quarter IV 2005 838.041 mln cu m of natural gas and 1,390 t of gas condensate were extracted, extraction by field being as given below:

Messoyakhskoye gas field	*gas*	*mln cu m*	*23.437*
Yuzhno-Soleninskoye gas condensate field	*gas*	*mln cu m*	*67.041*
	condensate	*thou t*	*433.0*
Severo- Soleninskoye gas condensate field	*gas*	*mln cu m*	*747.563*
	condensate	*thou t*	*957.0*

OAO "Taimyrgas"

Pelyatkinskoye gas condensate field (as of January 1, 2005)

Free gas	*mln cu m*	*255,968*	*Grade C1*
	mln cu m	*14,726*	*Grade C2*
Condensate (reserves)	*thou t*	*11,242*	*Grade C1*
	thou t	*1,049*	*Grade C2*
Condensate (recoverable reserves)	*thou t*	*8,790*	*Grade C1*
	thou t	*806*	*Grade C2*

Hydrocarbon extraction

Over Quarter IV 2005 183 mln cu m of gas and 8.4 thou t of condensate were produced.

Licenses for natural resources utilization held by the Issuer, its subsidiaries and affiliates:

OJSC MMC Norilsk Nickel and OJSC Kola GMK

Number: ***DUD 00150 TE***

Date of issue: ***July 31, 2001***

Valid to: ***January 1, 2016***

Licensed operations: ***Ore mining at Oktyabrskoye copper-nickel ore deposit***

Grounds for issue: ***decision of the Governor of the Taimyr Autonomous District and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00075 based on paragraph 12, Article 10[1] and Part IV, Article 17[1] of the Law of the Russian Federation "On Mineral Resources".***

Deposit area description: ***mineral resources consist of sulfide copper-nickel ore containing precious metals extracted by the underground mining method at "Oktyabrski" mine (high-grade and cupreous ore); "Taimyrski" mine (high-grade ore); "Komsomolski", "Zapad" mine (cupreous ore). The State Reserves Balance (Minutes No. 7542 of the USSR State Reserves Committee, 1975) records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver, selenium, tellurium and sulfur all of which are extracted from the ore.***

Possibility of and reasons for license renewal: ***subject to the mines' capacity and planned processing volume the reserves of copper-nickel ore at Oktyabrski deposit go beyond the term of this license which may be extended for the depletion period or other period specified by then applicable law.***

Ore output ***depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.***

In 2005 output ***of sulfide copper-nickel ore was 9,172.3 thousand t.***

Responsibilities of the Issuer: ***to limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, wild life; provide for conservation of resources; carry out field prospecting. The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.***

Recurring payments. ***Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.***

Number: ***DUD 00151 TE***

Date of issue: ***July 31, 2001***

Valid to: ***January 1, 2016***

Licensed operations: ***Ore mining at Talnakhskoye copper-nickel deposit***

Grounds for issue: ***decision of the Governor of the Taimyr Autonomous District and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00076 based on paragraph 12, Article 10[1] and Part IV, Article 17[1] of the Law of the Russian Federation "On Mineral Resources".***

Deposit area description: ***mineral resources consist of sulfide copper-nickel ore containing precious metals extracted by the underground mining method at "Komsomolski" mine (cupreous ore) and "Mayak" mine (disseminated ore). The State Reserves Balance (Minutes Nos. 4163, 4947, 7542 of the USSR State Reserves***

Committee, 1975) records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver, selenium, tellurium and sulfur all of which are extracted from the ore.

Ore output *depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.*

The output of *sulfide copper-nickel ore* in 2005 *was 2,464.8 thousand t.*

Possibility of and reasons for license renewal: *subject to the mines' capacity and planned processing volume the reserves of copper-nickel ore at Oktyabrski deposit go beyond the term of this license which may be extended for the depletion period or other period specified by then applicable law.*

Responsibilities of the Issuer: *to limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, soil, wild life; provide for conservation of resources; carry out field prospecting.* The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.

Recurring payments. *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *DUD 00152 TE*

Date of issue: *July 31, 2001*

Valid to: *January 1, 2019*

Licensed operations: *Ore mining at Norilsk-1 copper-nickel deposit*

Grounds for issue: *decision of the Governor of the Taimyr Autonomous District and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00077 based on paragraph 12, Article 10^1 and Part IV, Article 17^1 of the Law of the Russian Federation "On Mineral Resources".*

Deposit area description: *mineral resources consist of disseminated sulfide copper-nickel ore containing precious metals extracted by the underground mining method at "Zapolyarny" mine and "Medvezhi Ruchei" pit. The State Reserves Balance records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, gold, selenium, tellurium. Osmium, iridium, ruthenium, gold, silver are also mined. The ore forms a large bottom sheetlike U-shaped deposit with thickness from 5 to 15 m at boundaries to 100 m in the thickest part.*

Ore output *depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.*

The output of *sulfide copper-nickel ore* in 2005 *was 2751.2 thousand t.*

Responsibilities of the Issuer: *to limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, soil, wild life; provide for conservation of resources; carry out field prospecting. The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.*

Recurring payments: *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *DUD 00146 OE*

Date of issue: *July 31, 2001*

Valid to: *December 31, 2018*

Licensed operations: *Non-ferrous and precious metal extraction from tailing dump No. 1 of the Norilsk Concentrating Mill*

Grounds for issue: *decision of the Governor of the Taimyr Autonomous District and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00101*

OE based on paragraph 12, Article 10[1] and Part IV, Article 17[1] of the Law of the Russian Federation "On Mineral Resources".

Deposit area description: ***the site is a complex technogenic deposit formed by final tailings of sulfide copper-nickel ore concentration. The tailing dump represents a ravine-type structure which accumulated final tailings of the Norilsk Concentration Mill during the period of 1946 to 1986. The bulk of the tailings consists of crushed enclosing rock including mineral and free-form useful components such as nickel, copper, cobalt, platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver.***

Ore output: ***at present no mining operations are performed.***

Responsibilities of the Issuer: ***to comply with applicable standards, environment protection regulations; safety standards and regulations; to provide for geotechnical and survey supervision.***

Number: *DUD 00169 TP*

Date of issue: *July 31, 2001*

Valid to: *October 1, 2005*

Licensed operations: ***Evaluation of a sulfide copper-nickel ore deposit within the Sredne-Vologochanskaya area***

Grounds for issue: ***decision of the Governor of the Taimyr Autonomous District and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00134 TP based on paragraph 12, Article 10[1] and Part IV, Article 17[1] of the Law of the Russian Federation "On Mineral Resources".***

Deposit area description: ***the site is located 15 km to the north-north-west of the mount of Kayerkan, between the Ambarnaya and the Vologochan Rivers, its area being 770 sq km.***

Responsibilities of the Issuer: ***to present in Quarter III 2005 for state geological, economic and environmental appraisal a report containing the estimate of C_2 grade standard ore deposit, C_1 grade deposits within the sites of detailed survey, P_1 grade inferred reserves at boundaries and explanation of "provisional" conditions and the feasibility report. In Quarter I 2006, technical and economic feasibility assessment with regard to operations in the field will be drawn up.***

Geological exploration: ***A report containing estimates of reserves and undiscovered potential resources has been drawn up. The report is being considered by the regional reserves commission.***

Additional responsibilities: ***to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to provide for disturbed land rehabilitation.***

Recurring payments: ***regular payments for mineral resources development at the rate of 100 Rubles per 1 sq km.***

Number: *MUR 00421 TE*

Date of issue: *December 30, 1998*

Valid to: *November 30, 2013*

Licensed operations: ***Sulfide copper-nickel ore mining at the Zhdanovskoye deposit to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.***

Grounds for issue: ***decision of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region based on Articles 10-1 (paragraph 4), 17-1 of the Law of the Russian Federation "On Mineral Resources" and the application by OAO "GMK Pechenganickel" and OAO "Kola Mining and Metallurgical Company", Decision No. 78/90-r on conversion of License No. MUR 00321 TE dated December 24, 1998.***

Deposit area description: ***the Zhdanovskoye deposit was discovered in 1947 and has been developed since 1959. Open-pit mining is expected to the minus 99 level after which it will be replaced by underground mining. The available reserves were approved by the USSR State Reserves Committee in 1952, 1955 and 1962. Additional exploration revealed new deposits — Bystrinskoye (1983), Tundrovoye (1986) being a geological extension of the Zhdanovskoye deposit. In 1990 a general reestimation of reserves was performed approved by***

Minutes No. 63 of the State Reserves Committee of the Russian Ministry of Ecology dated June 26, 1992 resulting in a 1.8 times increase of total reserves. Nickel, copper, cobalt, sulfur, platinum, palladium, rhodium, gold, silver, selenium and tellurium reserves were approved.

Ore output *depends on the level of demand and designed capacity of the mines. 2005 output: sulfide copper-nickel ore — 4,774 thousand t.*

Responsibilities of the Issuer: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *MUR 00422 TE*

Date of issue: *December 30, 1998*

Valid to: *November 30, 2005*

Licensed operations: *Sulfide copper-nickel ore mining at the Kaula, Kotselvaara-Kammikivi, Semiletka deposits to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *decision of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region based on Articles 10-1 (paragraph 4), 17-1 of the Law of the Russian Federation "On Mineral Resources" and the application by OAO "GMK Pechenganickel" and OAO "Kola Mining and Metallurgical Company", Decision No. 78/90-r on conversion of License No. MUR 00322 TE dated December 24, 1998.*

Deposit area description: *The Kaula, Kotselvaara-Kammikivi, Semiletka deposits are situated in the Pechenga District of the Murmansk Region near the township of Nickel forming a single ore field. All deposits are developed through underground mining by "Kaula-Kotselvaara" mine, open pit deposits has long been depleted. Mining operations were started: at Kaula in 1945, at Kotselvaara-Kammikivi in 1951, at Semiletka in 1966. The reserves of the Semiletka and Kotselvaara-Kammikivi deposits were approved in 1966.*

Ore output *depends on the level of demand and designed capacity of the mines. 2005 output: sulfide copper-nickel ore — 726.1 thousand t.*

Responsibilities of the Issuer: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments. *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *MUR 00423 TE*

Date of issue: *December 30, 1998*

Valid to: *November 30, 2013*

Licensed operations: *Sulfide copper-nickel ore mining at the Polar deposit to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *decision of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region based on Articles 10-1 (paragraph 4), 17-1 of the Law of the Russian Federation "On Mineral Resources" and the application by OAO "GMK Pechenganickel" and OAO "Kola Mining and Metallurgical Company", Decision No. 78/90-r on conversion of License No. MUR 00323 TE dated December 24, 1998.*

Deposit area description: *The deposit is situated in close vicinity to the town of Zapolyarny in underlaying phyllites of the Zhdanovskoye deposit sheet. Discovered in 1966. Reserves were twice approved by the USSR*

State Reserves Committee — in 1974 and 1982. Developed since 1975 through underground mining by the "Severny" mine. The copper-nickel deposits of Zhdanovskoye, Zapolyarnoye, Tundrovoye, Bystrinskoye, Verkhnee and Sputnik are a part of the East ore knot of the Pechenga ore field and have a common underground mining mode (to the level of minus 920 m) within a common mine take including also open-cut mines of the Zhdanovskoye deposit. The last update of the deposit opening and mining project was approved on December 6, 2001.

Ore output *depends on the level of demand and designed capacity of the mines. 2005 output: sulfide copper-nickel ore — 675.5 thousand t.*

Responsibilities of the Issuer: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments. *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *MUR 00424 TE*

Date of issue: *December 30, 1998*

Valid to: *September 30, 2016*

Licensed operations: *Sulfide copper-nickel ore mining at the Tundrovoye, Bystrinskoye, Verkhnee, Sputnik deposits to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *decision of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region based on Articles 10-1 (paragraph 4), 17-1 of the Law of the Russian Federation "On Mineral Resources" and the application by OAO "GMK Pechenganickel" and OAO "Kola Mining and Metallurgical Company", Decision No. 78/90-r on conversion of License No. MUR 00324 TE dated December 24, 1998.*

Deposit area description: *The deposits of Tundrovoye, Bystrinskoye, Verkhnee, Sputnik, Zhdanovskoye and Zapolyarnoye are a part of the East ore knot of the Pechenga ore field consisting of several groups of superimposed ore bodies while the Tundrovoye and Bystrinskoye deposits are a direct extension (i.e. deep levels) of the Zhdanovskoye deposit. The Tundrovoye, Bystrinskoye, Verkhnee, Sputnik deposits have been subject to detailed exploration and approval of their in-place reserves. The project of deposit opening and mining to the level of –440 m was approved on September 24, 1993 and updated on December 6, 2001.*

Ore output *depends on the level of demand and designed capacity of the mines. 2005 output: sulfide copper-nickel ore — 626 thousand t.*

Responsibilities of the Issuer: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments. *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *MUR 00522 TE*

Date of issue: *January 26, 2001*

Valid to: *December 31, 2009*

Licensed operations: *Additional geological survey and chromite ore mining at the Sopcheozerskoye ore deposit.*

Grounds for issue: *Decision No. 146-r/45 of December 9/20, 2000 on conversion of License No. MUR 00383 TE of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region based on Articles 10-1, 17-1 of the Law of the Russian Federation "On Mineral Resources", Letter*

No. VP-No. 38/6391 of the Russian Ministry of Natural Resources and the application by OAO "Severonickel Works" and OAO "Kola Mining and Metallurgical Company".

Deposit area description: *The Sopcheozerskoye ore deposit is situated 9 km to the south-west of the town of Monchegorsk, its total area being 5 sq km and depth limitation minus 500 m from the surface. The site should be considered excluding the Sopchyavr lakescape and the water protection area around the lake and along inflowing streams. The deposit was investigated in 1995-1996 at the explorations stage by magnetic and gravimetric prospecting, drilling of holes 70 to 490 m deep and laboratory testing of processing properties. During the period of 1997 to 2000 the deposit was subject to prospect evaluation survey which showed that the blanket ore body extended under morainic deposits 20 to 40 m thick. The deposit's total reserves and grades $C_1 + C_2 + P_1$ undiscovered potential resources were approved by the Regional Reserves Committee of the Committee for Natural Resources of the Murmansk Region (Minutes No. 42-2000 dated August 17, 2000). The deposit's reserves and resources may increase along the boundaries.*

Responsibilities of the Issuer:

1. Additional geological survey (evaluation and prospecting) shall be completed and obtained data shall be submitted for state appraisal by Quarter IV 2000. The survey has been completed. The deposit's total reserves and grades $C_1 + C_2 + P_1$ undiscovered potential resources were approved by the Regional Reserves Committee of the Committee for Natural Resources of the Murmansk Region (Minutes No. 42-2000 dated August 17, 2000).

2. The report on calculated reserves shall be presented by Quarter IV 2002. Since the idea of the deposit's geological structure and area changed, the scope of exploration work and timing of work performance were increased. The report was presented in December 2005.

3. The starting date of commercial development and the period of reaching design capacity shall be specified in a supplementary license agreement subject to the results of state appraisal.

4. Pilot mining of up to 50 thou t. The Department of Natural Resources of the Murmansk Region approved amendment of the license agreement as regards pilot mining of 150 thou t for the purpose of continued improvement of the opening scheme and performance of an additional technological study.

Other responsibilities of the Issuer: *to perform mining operations in accordance with applicable environmental standards; to apply technology preventing pollution of the lake of Sopchyarv and the creek of Petlanditovy, to arrange the monitoring of adverse effects of geological survey and mining operations on environment; to provide for land rehabilitation upon mining completion.*

Ore output. *According to the bidding terms the Issuer shall annually increase the output of chromite ore by at least 200 thou t according to the duly approved mining project. The output and the period of reaching design capacity shall be specified in a supplementary license agreement. The supplementary license agreement established commencement of commercial deposit development not later than Quarter I 2005. The period of reaching design capacity of the mining company is Quarter I 2007. No ore is presently mined.*

Recurring payments: *Regular payments for mineral resources development at the rate specified for exploration and evaluation of mineral resources per area except discovered deposits. Regular payments for mineral resources development at the rate specified for exploration of mineral resources per area where mineral resources have been confirmed and recorded by the State Reserves Balance. If the period of geological survey is extended the payments increase 1.5 times.*

Number: *MUR 00554 TE*

Date of issue: *February 4, 2002*

Valid to: *December 31, 2021*

Licensed operations: *Titan-magnetite – ilmenite ore exploration and mining in the south-east part of the Gremyakha-Vyrmes Massif.*

Grounds for issue: *Joint Resolution of the Russian Ministry of Natural Resources (No. 17 of May 3, 2001) and the Murmansk Region Administration (No. 186 PP of May 25, 2001) "On Results of Bidding for Exploration and Development of titano-magnetite – ilmenite ore deposit at the South-East Part of the Gremyakha-Vyrmes Massif".*

Deposit area description. *The site in located in the Kolski District of the Murmansk Region, 30 km to the south-west of the township of Murmashi. Explored in 1994-1995 at the stage of exploration and evaluation by*

magnetic prospecting, drilling of holes 120 to 360 m deep and laboratory testing of the ore processing properties (11 small samples and 1 laboratory technological sample). The deposit consists of 6 steep ore bodies. Since August 2000 the site was explored under License No. MUR 00483 issued to OAO "Kola Mining and Metallurgical Company" and valid to March 31, 2003 which was cancelled on the date of issue of the license under review. The site has a mine take status, its area being 3 sq km and provisional depth limitation minus 500 m from the surface.

Responsibilities of the Issuer:

1. Geological exploration shall be completed by September 30, 2002, its results used to prepare a feasibility study and "provisional" conditions. If found feasible the project of geological exploration shall be developed by December 31, 2002. Executed.

2. Geological exploration shall include two stages. Stage 1 — exploratory drilling for future mining to the depth of 200 m, approval of C_1 (possibly B) grade reserves, preparation of the mine technical project, presentation of the report on reserve calculations by December 31, 2003. Stage 2 — additional exploration of the deposit area - 2004-2006; the scope of mining and drilling operations to be determined by a supplementary project. Since the idea of the deposit's geological structure and area changed, the scope of exploration work and timing of work performance were increased. The feasibility study of exploration conditions has been approved. A report containing estimates of the reserves is being prepared.

Geological exploration. *Bore hole drilling. Office processing of obtained information.*

Ore output. *The output and the period of reaching design capacity shall be specified in a supplementary license agreement. No ore mining is presently performed.*

Other responsibilities of the Issuer: *to perform mining operations in accordance with applicable environmental standards; to apply technology preventing pollution of surface and subsurface water; to arrange the monitoring of adverse effects of geological survey and mining operations on environment; to provide for land rehabilitation upon mining completion.*

Recurring payments *Regular payments for mineral resources development at the rate specified for exploration of mineral resources per area where mineral resources have been confirmed and recorded by the State Reserves Balance.*

In case of mining and product marketing 1% of revenue shall be allocated to the Association of Kola Lapps as agreed upon with the Kolski District Administration.

Number: *PTZ 11382 BP*

Date of issue: *January 21, 2003*

Valid to: *December 31, 2007*

Licensed operations: *Exploration and evaluation of platinum metal and gold deposits within the Sumozero-Peluzerskaya Area (Karelia).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources approved by the Government of the Republic of Karelia.*

Deposit area description. *The site is located within the Belomorski and Segezhski Districts of the Republic of Karelia and has a mine claim status. The site area is 1,710 sq km. No exploration of metal deposits have been earlier performed, the possibility of gold-platinoid and copper-nickel manifestation was forecast by mathematical methods. No undiscovered potential resources have been identified.*

Responsibilities of the Issuer:

1. The geological prospecting project shall be prepared and approved by July 1, 2003. Executed.

2. Geological prospecting shall be started by September 1, 2003 — Executed.

3. The precious metal manifestation shall be located by December 30, 2004.

4. Evaluation of discovered deposits shall be completed by December 30, 2006.

5. The report on geological exploration and evaluation of C_2 grade reserves and P_1 grade resources shall be presented by September 30, 2007.

Geological exploration: *Comprehensive geophysical prospecting. Geochemical operations. Trenching and clearing. Office processing of obtained materials.*

Recurring payments *for the use of natural resources are charge according to applicable tax law and law on mineral resources.*

Number: *PTZ 11381 BP*

Date of issue: *January 21, 2003*

Valid to: *December 31, 2007*

Licensed operations: *Exploration and evaluation of platinum metal and gold deposits within the Loukhskaya Area (Karelia).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources approved by the Government of the Republic of Karelia.*

Deposit area description. *The licensed site is situated in the eastern part of the Loukhski District, Republic of Karelia and has a mine claim status with a 300 m depth limit. The site area is 1,443 sq km. No exploration of metal deposits have been earlier performed, the possibility of gold-platinoid and copper-nickel manifestation was forecast by mathematical methods. No undiscovered potential resources have been identified.*

Responsibilities of the Issuer:

1. *The geological prospecting project shall be prepared and approved by July 1, 2003.* Executed.
2. *Geological prospecting shall be started by September 1, 2003.* Executed.
3. *The commercial precious metal manifestation shall be located by December 30, 2004.*
4. *Evaluation of discovered deposits shall be completed by December 30, 2006.*
5. *The final report on calculation of C_2 grade reserves and P_1 grade resources shall be presented for state appraisal by September 30, 2007.*
6. *The annual environmental monitoring program shall be developed and approved.* The program is under development.

Geological exploration: *Geophysical and geochemical operations. Bore hole drilling. Office processing of obtained data.*

Recurring payments *for the use of natural resources are charge according to applicable tax law and law on mineral resources.*

Number: *KRR 11303 TP*

Date of issue: *October 2, 2002*

Valid to: *October 2, 2007*

Licensed operations: *Exploration and evaluation of platinum-copper-nickel ore deposits in the Kingashskaya area (Krasnoyarsk Territory).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources No. 403-r dated September 18, 2002 approved by the Administration of the Krasnoyarsk Territory (Letter No. 21/4 of August 7, 2002) under paragraph 5, Article 1-10 of the Law of the Russian Federation "On Mineral Resources".*

Deposit area description. *The licensed site is situated in the Sayanski District of the Krasnoyarsk Territory, in the north-eastern part of the Kanskaya block, a projection of the Pre-Cambrian basement of the Siberian Platform, and has a mine claim status. The site area is 260 sq km.*

Responsibilities of the Issuer:

1. *Development and approval of the geological exploration project by February 30, 2003.* Performed.
2. *Commencement of field survey by June 30, 2003. Performed.*
3. *Completion of the first exploration stage by December 30, 2003. Performed.*

4. *Completion of the second stage of platinum-copper-nickel ore deposit exploration and evaluation by December 30, 2006.*

5. *Presentation of the final report on calculated reserves and expected resources — by July 1, 2007.*

Geological exploration: ***Comprehensive geophysical prospecting. Bore hole drilling. Office processing of obtained data.***

Recurring payments: ***180 Rubles per 1 sq km of the area.***

Number: *DUD 11809 BP*

Date of issue: *October 16, 2003*

Valid to: *September 1, 2008*

Licensed operations: ***Geological exploration of the Norilsk ore knot for the presence of platinoids (Krasnoyarsk Territory, Taimyr Autonomous District).***

Grounds for issue: ***Resolution No. 391-r of September 2, 2003 approved by the Administration of the Taimyr Autonomous District (Letter No. 188 of April 2, 2003) under paragraph 5, Article 10-1 of the Law of the Russian Federation "On Mineral Resources".***

Deposit area description: ***The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous District close to Norilsk, in a differentiated intrusion zone of the mountain of Chernaya, Norilsk-2 and the mountain of Zub-Marksheiderskaya similar to the Norilsk-1 intrusives where a deposit of low-sulfide platinum ore was discovered. The site area is 184 sq km.***

Responsibilities of the Issuer:

1. *Approval of the operation plan – by June 1, 2003. Executed.*

2. *Beginning of field survey by June 30, 2004. Executed. Field survey actually began in 2003.*

3. *Core hole drilling: 2004 — at least 1,500 m (executed); 2005 — at least 1,000 m (drilling was not performed); 2006 — at least 1,000 m; 2007 — at least 1,500 m.*

4. *Completion of the first stage (exploration) — by December 12, 2006.*

5. *Completion of the second stage (manifestation and field evaluation) — by December 30, 2007.*

6. *Presentation of the final report on calculated reserves and expected resources — by July 1, 2007.*

Geological exploration: ***Geophysical operations. Geological and engineering study of material. Office processing of obtained data. Report preparation.***

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: *DUD 11810 TP*

Date of issue: *October 16, 2003*

Valid to: *September 1, 2008*

Licensed operations: ***Geological exploration of the Koevskaya area for copper-nickel ore (Krasnoyarsk Territory, Taimyr Autonomous District).***

Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources No. 390-r of September 2, 2003 approved by the Administration of the Taimyr Autonomous District (Letter No. 189 of April 2, 2003) under paragraph 5, Article 10-1 of the Law of the Russian Federation "On Mineral Resources".***

Deposit area description: ***The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous District 30 km to the north-west of Norilsk, on the western bank of Pyasino Lake where holes drilled for the purpose of geological survey revealed Norilsk-type intrusions with vein-disseminated sulfide copper-nickel manifestation. The site area is 270 sq km.***

Responsibilities of the Issuer:

1. *Approval of the operation plan by December 30, 2003. Executed.*

2. *Beginning of field survey by June 30, 2004. Field survey began in 2003.*

3. *2004 geophysical operations: gravimetric prospecting — at least 50 sq km (executed); electrical prospecting (MT sounding) — at least 50 physical points (executed).*

4. *Drilling: 2004 — at least 2,000 m (executed); 2005 — 1,500 m (executed); 2006 — at least 1,000 m; 2007 — at least 1.000 m.*

5. *Completion of the exploration stage — by December 30, 2006.*

6. *Completion of the evaluation stage — by December 30, 2007.*

7. *Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.*

Geological exploration: *Bore hole drilling. Office processing of obtained data.*

Recurring payments: *The rate of recurring payments is fixed according to applicable law on mineral resources.*

Number: *DUD 11811 TP*

Date of issue: *October 16, 2003*

Valid to: *September 1, 2008*

Licensed operations: *Geological exploration of the Mikchangdinskaya area for sulfide copper-nickel ore (Krasnoyarsk Territory, Taimyr Autonomous District).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources No. 392-r of September 2, 2003 approved by the Administration of the Taimyr Autonomous District (Letter No. 187 of April 2, 2003) under paragraph 5, Article 10-1 of the Law of the Russian Federation "On Mineral Resources".*

Deposit area description: *The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous District 80 km to the north-east of Norilsk, in the Mikchangda River basin where holes drilled for the purpose of geological survey revealed shallow injected intrusive bodies accompanied by the aureole of metasomatic formations with copper-nickel manifestation. The site area is 2,515.7 sq km.*

Responsibilities of the Issuer:

1. *Approval of the operation plan by December 30, 2003. The plan was approved.*

2. *Beginning of field survey by June 30, 2004. Field survey began in 2003.*

3. *2004 electrical prospecting (MT sounding) — at least 30 physical points. Executed.*

5. *Core hole drilling: 2004 — at least 2,000 m (executed); 2005 — at least 1,500 m (executed); 2006 — at least 1,000 m; 2007 — at least 1,000 m.*

6. *Completion of the exploration stage — by December 30, 2006.*

7. *Completion of the evaluation stage — by December 30, 2007.*

8. *Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.*

Geological exploration: *Bore hole drilling. Office processing of obtained data.*

Recurring payments: *The rate of recurring payments is fixed according to applicable law on mineral resources.*

Number: *MUR 11985 BP*

Date of issue: *December 4, 2003*

Valid to: *November 1, 2008*

Licensed operations: *Geological exploration of the Monchegorski ore zone for platinum metals (Murmansk Region).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources No. 492-r of November 5, 2003 approved by the Administration of the Murmansk Region (Letter No. 01-01/01-07/400 of March 20, 2003) under paragraph 5, Article 10-1 of the Law of the Russian Federation "On Mineral Resources".*

Deposit area description: *The licensed site has a mine claim status and is situated to the south of Monchegorsk. The site area is 39 sq km. In 1999-2000 OAO "Kola Mining and Metallurgical Company" performed PMs exploration of the area including the licensed site under License No. MUR 00460 TP (registration date — September 29, 1999, expiry date — March 30, 2003). Within the area a range of geophysical and drilling operations relating to the geological exploration stage and floatation testing of small laboratory samples were performed resulting in the discovery of a number of sites with low-sulfide platinum manifestation. At present improvement of processing flowsheets is continued. The State Reserves Balance records for the site off-balance copper-nickel ore reserves and inferred PMs reserves of several ore manifestations.*

Responsibilities of the Issuer:

1. *Approval of the operation plan by April 30, 2004. The plan has been approved.*

2. *Beginning of field survey by June 30, 2004. The field survey has begun.*

3 *Completion of the exploration stage by December 30, 2006.*

4. *Areal geophysical prospecting: 2004 — at least 2 sq km; 2005 — at least 2 sq km. Executed.*

5. *Surface tunnel driving: 2004 — at least 500 cu m (executed); 2005 — at least 500 cu m (executed).*

6. *Core hole drilling: 2004 — at least 1,000 m; 2005 — at least 1,000 m (executed); 2006 — at least 1,000 m; 2007-08 — at least 2,000 m.*

7. *Completion of the evaluation stage — by September 30, 2008.*

8. *Presentation of the final report on calculated reserves and expected resources — by October 30, 2008.*

Geological exploration: ***Bore hole drilling. Geophysical operations. Surface trenching. Office processing of obtained data.***

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: ***MUR 11986 BP***

Date of issue: ***December 4, 2003***

Valid to: ***November 1, 2008***

Licensed operations: ***Geological exploration of the "Mountain of Generalskaya" area for copper-nickel ore and platinoids (Murmansk Region).***

Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources No. 491-r of November 5, 2003 approved by the Administration of the Murmansk Region (Letter No. 01-01/01-07/401 of March 20, 2003) under paragraph 5, Article 10-1 of the Law of the Russian Federation "On Mineral Resources".***

Deposit area description: ***The licensed site has a mine claim status and is situated in the Pechengski District of the Murmansk Region near the town of Zapolayrny. The site area is 10.4 sq km. Before 2002 exploration of the was performed by Murmansk Surveying Company of SZGTU and Pechenga Integrated Surveying Company funded by the Government. The 2002 exploration was funded and performed by Pechenga Integrated Surveying Company and OJSC Kola GMK and included magnetic prospecting, IP-MG electrical prospecting, transient electromagnetic exploration, field exploration, mining operations, drilling of holes 50 m to 1,700 m deep. The exploration showed that the mountain of Generalskaya is of a fundamentally laminated type and includes 3 to 7 horizons with 0.5 m to 10 m low-sulfide platinum manifestation traced to the depth of 1,500 m. Additionally, PMs manifestation was also discovered in cross-cutting bodies represented by vein-disseminated copper manifestation presumably of the stockwork type. AO "Institute Gipronickel" tested 5 laboratory samples of the ore to determine its processing properties. Within the site undiscovered*** P_1 ***platinoid, nickel and copper resources are recorded.***

Responsibilities of the Issuer:

1. *Approval of the operation plan by April 30, 2004. The plan has been approved.*

2. *Beginning of field survey by June 30, 2004. Field survey has begun.*

3. *Completion of the exploration stage by December 30, 2006.*

4. *Areal geophysical prospecting: 2004 — at least 2.5 sq km; 2005 — at least 5.2 sq km. Geophysical prospecting has been executed.*

5. *Surface tunnel driving: 2004 — at least 500 cu m (executed); 2005 — at least 500 cu m (executed).*

6. *Core hole drilling: 2004 — at least 1,000 m (executed); 2005 — at least 2,000 m (executed); 2006 — at least 2,000 m; 2007-08 — at least 1,500 m.*

7. *Completion of the evaluation stage — by August 30, 2008.*

8. *Presentation of the final report on calculated reserves and expected resources — by September 30, 2008.*

Geological exploration: *Bore hole drilling. Geophysical operations. Surface trenching. Office processing of obtained data.*

Recurring payments: *The rate of recurring payments is fixed according to applicable law on mineral resources.*

Number: *MUR 13431 TP*

Date of issue: *December 28, 2005*

Valid to: *December 1, 2010*

Licensed operations: *Geological exploration - search and evaluation of copper-nickel ore deposits in the Yuzhno-Monchegorski area in the Murmansk Region.*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources No. 1260 of 09.12.2005 under paragraph 4, Article 10-1 of the Law of the Russian Federation "On Mineral Resources".*

Deposit area description. *The licensed site is situated within the municipal formation "the town of Monchegorsk with subordinate area" in Murmansk region, 60-10 km to the south of Monchegorsk. The licensed site has a mine claim status. The site area is 257.2 sq km. The main factor determining the site exploitability is availability in its limits of large layered intrusions of ultrabasic-basic formations: the Monchetundrovki massif, the massif of lake of Ostrovski, the Umbarechenski complex massifs which are associated with copper-nickel, vanadium-containing titanomagnetite and chromite ore manifestations.*

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage and report preparation by June 1, 2006. In this connection, the minimum scope of work shall include:

1) Areal geophysical and geochemical prospecting: 2006 – 10 sq km; 2007 – 10 sq km; 2008 – 10 sq km.

2) Mining operations: 2006 – 400 cu m; 2007 - 400 cu m.

3) Core drilling: 2007 – 1500 m; 2008 – 1500 m.

4) Drawing and laboratory analysis of samples: 2006 – 200 pcs.; 2007 – 500 pcs.; 2008 – 500 pcs.

5) Preparation of the exploration report –2009.

4. Completion of the evaluation stage and presentation of the report by November 1, 2010. In this connection, the scope of work shall include:

1) Core drilling: 2009-2010 - 2000 m;

2) Drawing and laboratory analysis of samples: 2009-2010 – 600 pcs.

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 50 RUB per 1 sq km; 2006-2008 – 100 RUB per 1 sq m; 2009-2010 – 150 RUB per 1 sq km.*

Number: *MUR 13432 TP*

Date of issue: *December 28, 2005*

Valid to: *December 1, 2010*

Licensed operations: ***Geological exploration – search and evaluation of copper-nickel ore and platinum-group metal deposits in the Solozerski area in the Murmansk Region.***

Grounds for issue. ***Resolution of the Russian Ministry of Natural Resources No. 1255 of 09.12.2005 under paragraph 4, Article 10-1 of the Law of the Russian Federation "On Mineral Resources".***

Deposit area description. ***The licensed site is situated inside the "Kolski District" municipal formation of the Murmansk Region, near the township of Verkhnetulomski, 60 km to the north-east of Mount of Cola. The site has a mine claim status. The site area is 215 sq km. In the site area, massifs of basic-ultrabasic rocks have been discovered which relate to the Allarechenski, Monchegorski, Karikyavrski, Lovnoozerski and Kambaldinski (Komatiitov) ore-bearing formations. Some of them bear established copper-nickel, chromite and platinometal ore grade mineralization. The most explored area is a laminated massif in the vicinity of Lake of Solozero. The massif was explored by test hole drilling (50-180 m), has a dimension of 0.5x1.5 km in plan, is divided by fractures into three blocks, contains a scarce sulphide impregnation.***

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage by May 1, 2009. In this connection, the minimum scope of work shall include:

1) Areal geophysical and geochemical prospecting: 2006 – 20 sq km; 2007 – 20 sq km; 2008 – 20 sq km.

2) Mining operations: 2006 – 400 cu m; 2007 - 400 cu m.

3) Core drilling: 2007 – 1000 m; 2008 – 1000 m.

4) Drawing and laboratory analysis of samples: 2006 – 200 pcs.; 2007 – 250 pcs.; 2008 – 250 pcs.

5) Preparation of the exploration report –2009.

4. Completion of the evaluation stage and presentation of the report by October 1, 2010. In this connection, the scope of work shall include:

1) Core drilling: 2009-2010 – 2000 m;

2) Drawing and laboratory analysis of samples: 2009-2010 – 300 pcs.

Recurring payments. ***Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 100 RUB per 1 sq km; 2009-2010 – 150 RUB per 1 sq km.***

Number: ***MUR 13433 BP***

Date of issue: ***December 28, 2005***

Valid to: ***November 1, 2010***

Licensed operations: ***Geological exploration – search and evaluation of deposits and ore gold deposits in the Solenoozerski area in the Murmansk Region.***

Grounds for issue. ***Resolution of the Russian Ministry of Natural Resources No. 1259 of 09.12.2005 under paragraph 4, Article 10-1 of the Law of the Russian Federation "On Mineral Resources".***

Deposit area description. ***The licensed site is situated inside the "town of Kirovsk with subordinate area", "Lovozerski District" and "Terski District" municipal formations of the Murmansk Region and extends to the south-west of Mount of Kirovskaya for more than 90 km. The site has a mine claim status. The site area is 706 sq km. In geologic and tectonic terms, the site relates to the Western and Central Block of the Imandra-Varzugski structural and tectonic zone created by the early Proterozoic volcanogenic-sedimentary complex. The area is considered to be exploitable for search of gold due to development in this area of black-shale formations which are attributed to the most gold-bearing rocks. Within this area, direct prospecting indicators of gold mineralization have been registered – gold-sulphide, gold-quartz-sulphide, gold-antimonic-arsenic manifestations in sulphide-carbon shales.***

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage by May 1, 2009. In this connection, the minimum scope of work shall include:

1) Areal geophysical and geochemical prospecting: 2006 – 10 sq km; 2007 – 10 sq km; 2008 – 10 sq km.

2) Mining operations: 2006 – 200 cu m; 2007 - 200 cu m.

3) Core drilling: 2007 – 2000 m; 2008 – 2000 m.

4) Drawing and laboratory analysis of samples: 2006 – 500 pcs.; 2007 – 500 pcs.; 2008 – 500 pcs.

5) Preparation of the exploration report –2009.

4. Completion of the evaluation stage and presentation of the report by October 1, 2010. In this connection, the scope of work shall include:

1) Core drilling: 2009-2010 – 4000 m;

2) Drawing and laboratory analysis of samples: 2009-2010 – 300 pcs.

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2007 – 160 RUB per 1 sq km; 2008-2009 – 200 RUB per 1 sq km; 2010 – 270 RUB per 1 sq km.*

Number: *MUR 13434 BP*

Date of issue: *December 28, 2005*

Valid to: *December 1, 2010*

Licensed operations: *Geological exploration – search and evaluation of ore gold deposits in the Irinegorski area in the Murmansk Region.*

Grounds for issue. *Resolution of the Russian Ministry of Natural Resources No. 1258 of 09.12.2005 under paragraph 4, Article 10-1 of the Law of the Russian Federation "On Mineral Resources".*

Deposit area description. *The licensed site is situated inside the "town of Kanadalaksha with subordinate area" municipal formation of the Murmansk Region, 70 km to the south-west of Mount of Kandalaksha. The site has a mine claim status. The site area is 1055 sq km. The exploration area is 900 sq km. No specialized operations for gold extraction have been carried out within the licensed site. The geological exploration was aimed at discovery of molybdenum, copper-nickel ores, glist and ceramic raw materials.*

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage by June 1, 2009. In this connection, the minimum scope of work shall include:

1) Areal geophysical and geochemical prospecting: 2006 – 20 sq km; 2007 – 20 sq km; 2008 – 20 sq km.

2) Mining operations: 2006 – 400 cu m; 2007 - 400 cu m.

3) Core drilling: 2007 – 1000 m; 2008 – 1000 m.

4) Drawing and laboratory analysis of samples: 2006 – 200 pcs.; 2007 – 200 pcs.; 2008 – 200 pcs.

5) Preparation of the exploration report –2009.

4. Completion of the evaluation stage and presentation of the report by November 1, 2010. In this connection, the scope of work shall include:

1) Core drilling: 2009-2010 – 2000 m;

2) Drawing and laboratory analysis of samples: 2009-2010 – 400 pcs.

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 150 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.*

Number: *MUR 13435 BP*

Date of issue: *December 28, 2005*

Valid to: *December 1, 2010*

Licensed operations: *Geological exploration – search and evaluation of ore gold deposits in the South-Pechenega area in the Murmansk Region.*

Grounds for issue. *Resolution of the Russian Ministry of Natural Resources No. 1257 of 09.12.2005 under paragraph 4, Article 10-1 of the Law of the Russian Federation "On Mineral Resources".*

Deposit area description. *The licensed site is situated inside the Pechenega District of the Murmansk Region. The site northern boundary is located at a distance of 10 km to the south of the district center – the township of Nickel. The site has a mine claim status. The site area is 392 sq km.*

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage by June 1, 2009. In this connection, the minimum scope of work shall include:

1) Areal geophysical and geochemical prospecting: 2006 – 10 sq km; 2007 – 10 sq km; 2008 – 5 sq km.

2) Mining operations: 2006 – 400 cu m; 2007 - 300 cu m.

3) Core drilling: 2007 – 2000 m; 2008 – 2000 m.

4) Drawing and laboratory analysis of samples: 2006 – 1000 pcs.; 2007 – 1500 pcs.; 2008 – 1500 pcs.

5) Preparation of the exploration report –2009.

4. Completion of the evaluation stage and presentation of the report by November 1, 2010. In this connection, the scope of work shall include:

1) Core drilling: 2009-2010 – 4000 m;

2) Drawing and laboratory analysis of samples: 2009-2010 – 1800 pcs.

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 160 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.*

Number: *MUR 13436 BP*

Date of issue: *December 28, 2005*

Valid to: *December 1, 2010*

Licensed operations: *Geological exploration – search and evaluation of platinum-group metals and gold in the Shouninski area.*

Grounds for issue. *Resolution of the Russian Ministry of Natural Resources No. 1256 of 09.12.2005 under paragraph 4, Article 10-1 of the Law of the Russian Federation "On Mineral Resources".*

Deposit area description. *The licensed site is situated inside the Pechenega District of the Murmansk Region at a distance of 6-15 km to the south-west of the district center – the township of Nickel and 9-10 km to the east of the state boundary with Norway. The site has a mine claim status. The exploration site area is 53 sq km. Within the Pechenega structural zone, by operations previously carried out in 1970-1994, increased content of platinum-group metals was discovered. In this area, during geochemical explorations a contrasting aninomaly extending up to 13 km at a width of 1.5-3.5 km was discovered, which was associated with effusive-sedimentary formations of the Pechenega structure western side.*

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage by May 1, 2009. In this connection, the minimum scope of work shall include:

1) Areal geophysical and geochemical prospecting: 2006 – 15 sq km; 2007 – 10 sq km; 2008 – 10 sq km.

2) Mining operations: 2006 – 400 cu m; 2007 - 400 cu m.

3) Core drilling: 2007 – 1000 m; 2008 – 2000 m.

4) Drawing and laboratory analysis of samples: 2006 – 400 pcs.; 2007 – 500 pcs.; 2008 – 500 pcs.

5) Preparation of the exploration report –2009.

4. Completion of the evaluation stage and presentation of the report by October 1, 2010. In this connection, the scope of work shall include:

1) Core drilling: 2009-2010 – 2000 m;

2) Drawing and laboratory analysis of samples: 2009-2010 – 400 pcs.

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 180 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.*

Number: *TMB 56180 TP*

Date of issue: *December 4, 2003*

Valid to: *November 1, 2008*

Licensed operations: *Additional exploration of the Central ilmenite-rutile-zircon sand deposit (Tambov Region).*

Grounds for issue: *The list of licenses for mineral resources development to be issued to mineral resources users (Minutes No. 55 of the Working Group of Experts dated October 10, 2003) approved by the Ministry of Natural Resources of the Russian Federation and Authorization No. 1-2-01/873 of the Tambov Region Administration dated July 9, 2003.*

Deposit area description. *The licensed site is situated in the Rasskazovski District of the Tambov Region and has a mine claim status. The site area is 123.84 sq km. Geologically the site belongs to the eastern slope of the Voronezh anteclise, at its boundary with the Ryazan-Saratov Depression, in the western part of the Tambov placer area.*

Responsibilities of the Issuer:

1. Approval of the operation plan by May 30, 2004. The plan was approved on May 20, 2004.

2. Beginning of field survey by May 30, 2004. Executed.

3. Completion of the first stage by December 30, 2004. There are no specific conditions established for completion of the first stage.

4. 2004 volume of operations: water well drilling — 440 m (performed); exploratory well drilling — 30 wells up to 30 m deep (performed); taking 20 t of ore sand samples (performed); development of the deposit's geological model (performed).

5. Completion of the second stage of additional exploration of titanium-zircon ores by January 30, 2008.

5. 2005-08 volume of operations: bore hole drilling — at least 1,500 m (performed); recalculation of C_2, C_1, B titanium and zircon ore reserves.

6. Presentation of the final report on calculated reserves — by June 30, 2008.

Geological exploration: *Drilling operations. Office processing of obtained data.*

Recurring payments: *270 Rubles per 1 sq km.*

Licenses held by ZAO "Polyus"

Number: *KRR 00942 BE*

Date of issue: ***May 24, 2000***
Valid to: ***September 1, 2013***
Licensed operations: ***development of the Olimpiadinskoye gold deposit (Krasnoyarsk Territory).***
Grounds for issue: Resolutions of the Krasnoyarsk Territory Administration No. 16-P of February 18, 2000 and the Committee for Natural Resources of the Krasnoyarsk Territory No. 20/15-n of February 17, 2000 on conversion of licenses for use of mineral resources.
Brief site description. ***The Olimpiadinskoye deposit is located in the Severo-Yeniseiski District of the Krasnoyarsk Territory. The oxidized ore reserves were approved by the USSR State Reserves Committee on December 27, 1985, Minutes No. 9899, the oxidized ore reserves were approved by the State Reserves Committee of the Russian Ministry of Natural Resources on December 10, 1993, Minutes No. 205, the antimony and sulfur reserves were discarded by the State Reserves Committee of the Russian Ministry of Natural Resources on October 25, 2000, Minutes No. 609, following the implementation of the bacterial leaching technology. Since 1985 the deposit has been developed by the "Vostochny" open-pit mine and since 2004 also by the "Zapadny" open-pit mine. The output over 9 months of the year amounted to 1,155 thou t of oxidized ore and 2,703 thou t of primary ore.***
Responsibilities:
1. To complete by 2002 the first stage of the gold recovery plant.
2. To increase annual production capacity of the mining and processing facility to 2.5-3.0 mln t by 2010.
In October 2001 a primary ore processing plant was commissioned, its design capacity being 3 mln t a year. During the first nine months of 2005 the concentrating mill processed 1,283 thou t of primary ore.
Recurring payments: the rate of tax on gold and associated silver mining is 6% of the price of produced gold and 6.5% of the price of associated silver.

Number: ***KRR 00944 BR***
Date of issue: ***May 24, 2000***
Valid to: first stage (geological exploration and evaluation) — May 24, 2005; second stage (prospecting of discovered deposits, calculation and geological appraisal, preparation of feasibility study and deposit development) — February 1, 2022 (the license only remains in effect for the discovered deposits).
Licensed operations: exploration and development of gold ore deposit in the Olimpiadninskaya area (Krasnoyarsk Territory).
Grounds for issue: Resolutions of the Krasnoyarsk Territory Administration No. 16-P of February 18, 2000 and the Committee for Natural Resources of the Krasnoyarsk Territory No. 20/15-n of February 17, 2000 on conversion of licenses for use of mineral resources.
Brief site description. The Olimpiadninskoye deposit is located in the Severo-Yeniseiski District of the Krasnoyarsk Territory. The 1998-2000 project of the gold deposit exploration and evaluation and the prospecting plan of ZAO "Polyus" were approved by the Head Office of the Centre for Implementation of Environmental and Natural Management Programs of the Krasnoyarsk Territory under No. 16-98-18/3 on May 5, 1999 and extended to 2004 by the Scientific and Technical Council for Environmental Management of the Krasnoyarsk Territory on October 10, 2002, Minutes No. 292-1. At the exploration stage the site is assigned the mine claim status. The boundaries of mine takes and allocated land of newly discovered and located deposits are subject to approval based on development projects. The area of the provisional mine claim is 1,340 sq km.
Responsibilities:
1. To complete by May 24, 2005 the first exploration stage (exploration and evaluation of identified reserves and submission of calculated reserves and resources for state appraisal).

The report on gold ore exploration and evaluation in the Olimpiadinskaya area was presented in January 2004, the "Olenye" deposit reserves were approved by Minutes No. 594 of the Regional Reserves Committee on March 20, 2004. In May 2005 a report was prepared containing the calculation of the Blagodatnoye deposit reserves submitted for consideration to the State Reserves Committee of the Russian Ministry of Natural Resources. As of January 1, 2005 the Blagodatnoye deposit's B+C1+C2 reserves of 222.4 t were first recorded by the State Reserves Committee (Minutes No. 1081 of September 23, 2005) with the average content of 2.4 g/t.

2. To prepare by October 1, 2005 and have approved the second stage program of resources exploration and evaluation.

The program of resources exploration and evaluation in the Olimpiadinskaya area was submitted and approved on July 26, 2005.

3. To complete by December 31, 2009 geophysical prospecting of the License Area.

The cost of prospecting over the first 9 months of the year amounted to 8.7 mln Rubles.

4. To prepare by January 1, 2008 a technical project of the Olenye deposit development and by December 31, 2011 a technical project of the Blagodatnoye deposit development.

5. To begin by June 1, 2008 the construction of a mine at the Olenye deposit and by July 1, 2012 at the Blagodatnoye deposit.

6. To provide by December 31, 2009 for design output at the Olenye deposit and by July 1, 2013 at the Blagodatnoye deposit. The production level shall be specified according to the technical project.
Recurring payments:
— for exploration and evaluation of mineral resources — 190 Rubles per 1 sq km;
— for prospecting of mineral resources — 12,000 Rubles per sq km.

Number: KRR 00943 BE
Date of issue: May 24, 2000
Valid to: January 1, 2017
Licensed operations: Geological exploration and gold mining at the Tyradinskoye ore manifestation (oxidized ore) (Krasnoyarsk Territory).
Grounds for issue: Resolutions of the Krasnoyarsk Territory Administration No. 16-P of February 18, 2000 and the Committee for Natural Resources of the Krasnoyarsk Territory No. 20/15-n of February 17, 2000 on conversion of licenses for use of mineral resources.
Brief site description. The Tyradinskoye deposit is located in the Severo-Yeniseiski District of the Krasnoyarsk Territory. In 1998 its reserves were subjected to state appraisal and classified as a deposit. The gold reserves were approved as C1 and C2 reserves by the Regional Reserves Committee of Krasnoyarskprirodresursy on July 2, 2998, Minutes No. 476.
Responsibilities:
1. To prepare by the end of 2000 an ore development and processing project.
The technical project of deposit development was prepared by AO "SIBTSVETMETNIIPROYEKT" and approved by Minutes No. 08-563/68 of the Committee for Natural Resources of the Krasnoyarsk Territory on April 20, 2001.
2. To begin in 2004 commercial ore mining and gold production.
The operations began in September 2003, the output of the first six months of 2005 amounted to 130 thou t of oxidized or and 80 thou t of associated primary ore.
3. To provide for at least 90% total gold recovery;
during the first half of 2005 — 97.15% total gold recovery.
Recurring payments: gold mining tax — 6 % of the price of produced gold and 6.5% of the price of associated silver.

Number: KRR 12068 BE
Date of issue: December 29, 2003
Valid to: ***December 31, 2023 and may be extended for completion of the deposit development and abandonment operations.***

Licensed operations: Gold ore prospecting and mining at the Titimukhta deposit (Krasnoyarsk Territory).
Grounds for issue: Resolutions No. 581-r of the Russian Ministry of Natural Resources and No. 1144-r of the Board of Administration of the Krasnoyarsk Territory on results of the bidding for gold ore prospecting and mining at the Titimukhta deposit held in Krasnoyarsk on December 3, 2003.
Brief site description: The licensed site with a mine claim status is situated 50 km from the township of Severo-Yeniseiski of the Krasnoyarsk Territory and has an area of 1.2 sq km. As of January 1, 2003 the licensed site's C2 gold deposits and expected P1 reserves were approved (Minutes No. 626 of the Regional Reserves Committee dated October 18, 2001).
Responsibilities:
1. To prepare by September 30, 2004 and have approved the deposit prospecting project. "The 2004-2006 Titimukhta Deposit Prospecting Project" (state registration No. 16-04-14/1) was approved on April 14, 2003.
2. To begin the deposit prospecting by December 30, 2004.
The deposit prospecting began in Quarter IV 2004. During the first 9 months of the year test bore holes totaling 10,940 running metres were drilled and 47.7 mln Rubles invested.
3. To complete the deposit prospecting by December 30, 2005.
4. To submit by September 30, 2006 for state appraisal a report containing reserves calculation.

5. To prepare by December 30, 2006 and have approved a technical project of the deposit development.
6. To commission by December 30, 2007 a mine with an annual output of at least 2 t.

Recurring payments: for natural resources utilization — 10,800 Rubles per sq km.

Number: KRR 01525 BR
Date of issue: December 6, 2004
Valid to: November 1, 2029
Licensed operations: Geological exploration. prospecting and mining of gold ore at the Panimbinski ore knot (Krasnoyarsk Territory).
Grounds for issue: Minutes No. 2 of September 15, 2004 of the bidding committee for geological exploration, prospecting and mining of gold ore at the Panimbinski ore knot in the Severo-Yeniseiski District.
Deposit site description. The licensed area with a mine claim status is situated in the Severo-Yeniseiski of the Krasnoyarsk Territory and has an area of 66.2 sq km. Earlier exploration identified within the licensed area five gold ore manifestations: Panimbinskoye, Pravoberezhnoye, Mikhailovskoye, Zolotoye and Tavrik. No definite reserves and resources of the manifestations have been recorded.
Responsibilities:

1. To perform geological exploration of the licensed area and submit a report on calculated reserves for state appraisal within a five-year period.

In the first half of 2005 a project of geological exploration was developed, pre-survey information was prepared and in June exploration was started. Investments in exploration over 9 months of the year amounted to 15.2 mln Rubles.

2. The gold mine's annual production capacity estimated as 300 kg shall be finally specified in the deposit development project based on geological exploration results.

Recurring payments:
for exploration and evaluation of mineral resources — 210 Rubles per 1 sq km;
for prospecting of mineral resources — 10,800 Rubles per sq km.

Licenses held by OAO "Taimyrgas"

Number: DUD 00093 NE
Date of issue: December 29, 1998
Valid to: January 1, 2020
Licensed operations: gas and gas condensate recovery from Lower Cretaceous deposits (Sukhodudinskaya suite) and geological exploration for the purpose of new resources development in Cretaceous and Jurassic deposits at the Pelyatkinskoye gas-condensate field.
Grounds for issue: resolution of the Administration of the Taimyr (Dolgano-Nenets) Autonomous District and the Committee for Natural Resources of the Taimyr Autonomous District on the conversion of License No. DUD 00040 NE "Gas and condensate recovery and additional prospecting at the Pelyatkinskoye gas-condensate field" based on paragraph 4, Article 10-1 and paragraph 3, Article 17-1 of Law of the Russian Federation No. 27-FZ "On Mineral Resources" of March 3, 1995.
Deposit site description: The licensed site is situated in the Ust-Yeniseiski District of the Taimyr (Dolgano-Nenets) Autonomous District 210 km to the west of Dudinka and has a mine claim status restricted by the bottom of Jurassic deposits. The site area is 28,875.56 ha.
Responsibilities: Pursuant to the license agreement the license holder shall construct the Pelyatkinskoye field – Severo-Soleninskoye field gas pipeline, the field exploitation rate being specified by the pilot development project subject to the demand of consumers within the Taimyr Autonomous District consumers and the areas under supervision of the Norilsk City Administration.
Recurring payments: statutory payments: gas — 135 Rubles per 1,000 cu m, condensate — 17.5%.

Licenses held by OAO "Norilskgasprom"

Number: DUD 00083 NE
Date of issue: September 25, 1999
Valid to: June 2018
Licensed operations: Hydrocarbon gas production, exploration of Lower Cretaceous and Jurassic deposits at the Messoyakhskoye gas field.
Grounds for issue: The right to exploit the sites was granted by executive committees of the Tyumen Region and the Taimyr Autonomous District.
Deposit site description: The site is situated at the township of Tukhard, Ust-Yeniseiski District of the Taimyr Autonomous District, Tazovski District of the Yamalo-Nenets Autonomous District.

The site with a mine claim status has an area of 23,982.3 ha.
Responsibilities: compliance with applicable standards and regulations for operating safety, field development control and environment protection; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to extract all useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of nontight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserves mineral resources; providing for operations safety for employees and people, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources.
Performance of responsibilities:
Land lease agreements with district administrations were concluded. The license for utilization of water resources was obtained. The application for a water intake is being considered by the Tyumen basic authority.
Recurring payments: gas — 135 Rubles per 1,000 cu m, condensate — 17.5%.

Number: DUD 00082 NE
Date of issue: June 25, 1999
Valid to: June 2018
Licensed operations: Hydrocarbon gas and condensate production, exploration of Lower Cretaceous and Jurassic deposits at the Severo-Soleninskoye gas-condensate field.
Grounds for issue: The right to exploit the sites was granted by executive committees of the Tyumen Region and the Taimyr Autonomous District.
Deposit site description: The site is situated at the township of Tukhard, Ust-Yeniseiski District of the Taimyr Autonomous District, Tazovski District of the Yamalo-Nenets Autonomous District.
The site with a mine claim status has an area of 12,651.3 ha.
Responsibilities: compliance with applicable standards and regulations for operating safety, field development control and environment protection; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to extract all useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of nontight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserves mineral resources; providing for operations safety for employees and people, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources; presentation upon completion of exploration and prospecting of the calculations of hydrocarbon reserves in the Nizhnekhetskaya formation deposits and Jurassic deposits for proper appraisal.
Performance of responsibilities:
Land lease agreements with district administrations were concluded. The license for utilization of water resources was obtained. The application for a water intake is being considered by the Tyumen basin authority.
Recurring payments: gas — 135 Rubles per 1,000 cu m, condensate — 17.5%.

Number: SLH 00019 NE
Date of issue: October 6, 1993
Valid to: 2018
Licensed operations: Hydrocarbon gas and condensate production, exploration of Lower Cretaceous and Jurassic deposits at the Yuzhno-Soleninskoye gas-condensate field.

Grounds for issue: The right to exploit the sites was granted by Resolution No. 25 of the Head of Administration of the Tazovski District, Yamalo-Nenets Autonomous District dated April 16, 1993.
Deposit site description: The site is situated 215 km to the north-east of the township of Tazovski, Yamalo-Nenets Autonomous District, Tyumen Region.
The site with a mine claim status has an area of 12,183 ha.
Responsibilities: compliance with applicable standards and regulations for operating safety, field development control and environment protection; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to extract all useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of nontight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserves mineral resources; providing for operations safety for employees and people, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources; presentation upon completion of exploration and prospecting of the calculations of hydrocarbon reserves in the Nizhnekhetskaya suite deposits and Jurassic deposits for proper appraisal.
Performance of responsibilities:
Land applications are being considered by the Department of Natural Resources Management and Oil-and-Gas Complex Development in Salekhard. The license for utilization of water resources was obtained. The application for a water intake is being considered by the Tyumen basin authority.
Recurring payments: gas — 135 Rubles per 1,000 cu m, condensate — 17.5%.

b) Processing of recovered mineral products

Polar Division

The Polar Branch mines develop the Oktyabrskoye, Talnakhskoye and Norilsk-1 deposits. Seven mines produce nickel ore of different grades containing nickel, copper, platinum, palladium, gold and other metals.

The ore produced by the Polar Branch mines is concentrated by Talnakhskaya and Norilsk Concentrating Mills. Talnakhskaya mill processes a part of high-grade copper ore of the Talnakhskoy and Oktyabrskoye deposits producing nickel, copper and pyrrhotine concentrate. Norilsk Mill processes the total output of disseminated ore mined at the Taimyr deposits, a part of high-grade cupreous ore of the Talnakhskoye and Oktyabrskoye deposits and old pyrrhotine concentrate to manufacture nickel and copper concentrates.

The Polar Blanch operates three metallurgical plants: Nadezhdinski, Nikelevy and Medny.

Nadezhdinski Metallurgical Plant processes nickel and pyrrhotine concentrate produced by Talnakhskaya Concentrating Mill, about 15% of concentrate produced by Norilsk Concentrating Mill and copper concentrate produced by the Converter Matte Separation Shop of the nickel plant to manufacture converter matte, copper anodes and elementary sulfur. Part of the converter matte (approximately 45%) is sent to Kola GMK for processing.

Nikelevy Plant processes about 85% of nickel concentrate produced by Norilsk Concentrating Mill, the total output of old pyrrhotine concentrate and a part of converter matte produced by Nadezhdinski Metallurgical Plant to manufacture commercial nickel and cobalt.

Medny Plant processes copper concentrate produced by Norilsk and Talnakhskaya Concentrating Mills and copper anodes of Nadezhdinski Metallurgical Plant to manufacture commercial copper, elementary sulfur and sulfuric acid. The metallurgical shop of the copper plant producing precious metal concentrates processes slime produced by the Copper Electrolysis Shop and the Nickel Electrolysis Shop to manufacture precious metal concentrates, metallic silver, selenium and tellurium.

The Polar Branch refines precious metals at Krasnoyarsk non-ferrous plant under a tolling contract.

The Company outsources a subcontractor for partial processing of mineral products (separation of gravitational concentrate during ore concentration).

The price of outsources mineral product processing over the period under review amounted to USD 675.7 thou less VAT.

Kola Division

Kola GMK develops the Zhdanovskoye, Zapolyarnoye, Kotselvara and Semiletka deposits. Three mines of "Pechenganickel" Works operated by Kola GMK (Tsentralny, Kaula-Kotselvaara, Severny-Gluboky) produce disseminated ore containing nickel, copper and other metals.

The concentrating mill of "Pechenganickel" Works operated by Kola GMK processes ore produced by the Kola Peninsula mines to manufacture collective copper-nickel concentrate supplied for roasting. Obtained pellets are processed by the smelter shop to manufacture converter matte delivered for further processing to "Severonickel" Works. "Severonickel" Works process converter matte received from the Polar Branch of MMC Norilsk Nickel and "Pechenganickel" Works as well as purchased copper scrap. The principal products produced by the works are electrolytic nickel and copper, carbonyl nickel, precious metal concentrates, cobalt concentrate and sulfuric acid.

Precious metals produced by Kola Division are refined by Krasnoyarsk non-ferrous plant under a tolling contract.

ZAO "Polyus"

ZAO "Polyus" mines oxidized and sulfide ore at the Olimpiadinskoye gold ore deposit in the Krasnoyarsk Territory. Gold is produced by two factories:

- Gold Recovery Factory No. 1 commissioned in 1996 performs hydrometallurgical processing of high-grade oxidized ore;
- Gold Recovery Factory No. 2 commissioned in 2001 applies a biohydrometallurgical technology (bioleaching) to process resistant sulfide ore.

Precious metals produced by ZAO "Polyus" are refined by Krasnoyarsk non-ferrous plant under tolling contracts. During the quarter under review the price of outsources refining services showed 38,940.0 thou Rubles.

OAO "Norilskgasprom"

In Quarter IV 2005 no gas condensate processing was carried out.

OAO "Taimyrgas"

In Quarter IV 2005 OAO "Taimyrgas" did not perform any processing operations.

c) Product marketing

OJSC MMC Norilsk Nickel holds licenses required for export of precious metals and individual types of carbonyl nickel powder. PMs are marketed in accordance with Decree No. 51-4 of the Russian Government dated January 24, 2002.

ZAO "Polyus" has a license for refined bar gold export issued by the Russian Ministry of Economic Development.

License No. 4000717 issued by the Russian Ministry of Energy on November 29, 2002 authorizes OAO "Taimyrgas" to sell oil, gas and relating products under Resolution No. 425 of the Russian Ministry of Energy dated November 29, 2002. The license is valid to November 28, 2007.

3.2.10. Additional requirements to issuers basically engaged in providing communication services

To be left blank.

3.3. The Issuer Prospects

The Company's development strategy is based on the following four principles:
provision of economically sound production growth according to the market demand;
production efficiency improvement, position consolidation of one of the world's most low-cost nickel producers;
reduction of sulfur-dioxide and other pollutant emissions, compliance with the laws and the best practice of ore mining and smelting companies;
maintaining steady and efficient operations.

In 2005-2006 the Company will focus on maintaining the ore output, upgrading and reconstruction of production facilities and further reduction of unit costs. The principal initiatives scheduled in 2006 include, but not limited to, further increase in ore output at "Severny-Gluboki" mine (Kola Peninsula), starting the reconstruction of a "Komsomolskaya" mine shaft, preparation for production of new deposits at "Taimyrsky" mine and the construction of a new shaft at "Skalisty" mine of the Company's Polar Branch. Activities for expansion of flash smelters at Nadezhdinski Metallurgical Plant are under way, which will enable to close the Nickel Plant smelting production in the future.

The Company's 2006 plans include continued reconstruction the "Lebyazhye" tailing dump to provide the Polar Branch facilities with required tail storage capacity adequate to the projected increase in ore output and processing.

<u>Organization in 2005 of integrated power company in Taimyr</u>

In March 2005 the Company announced its plan to create together with RAO UES an integrated power company in the Norilsk Industrial Region.

<u>Implementation of optimum transportation system</u>

To implement an optimum transportation system the Company continues operations started in 2004 and intended to secure the safety of the Northern Sea Route freight transportation.

<u>Environment protection</u>

A major objective pursued by the Company is to reduce hazardous air emission and improve the ecological situation on the Taimyr and Cola Peninsulas.

According to the Company's estimates by 2015 such actions will result in a 78% reduction of sulfur dioxide discharge into the atmosphere on the Taimyr Peninsula.

To reduce hazardous emission and considerably improve the ecological situation in Kola GMK (Kola Peninsula) MMC Norilsk Nickel together with the Government of Norway implements a project of "Pechenganickel" metallurgical plant renovation expected to enable the reduction of pollutant emission by more than 90%.

3.4. Participation of the Issuer in Industrial, Banking and Financial Groups, Holdings, Concerns and Associations

<u>International Platinum Association e.V.</u>

The International Platinum Association e.V. (hereinafter referred to as the International Platinum Association or the Association) was registered in 1988 in Frankfurt am Main (FRG) as a non-profit non-governmental organization. The Association unites major players of the world market of platinum metals and relating products.

Before 1999 Russia was represented in the International Platinum Association only by GUPVO "Almazyuvelirexport". In 1998 the session of the International Platinum Association was first held in St.

Petersburg, Russia. The Association's management offered that OAO "RAO "Norilsk Nickel" join the Association. The offer was accepted and OAO "RAO "Norilsk Nickel" became a member of the Association in 1999.

In the course of restructuring of OAO "RAO "Norilsk Nickel" as capitalization centre was replaced by OJSC MMC Norilsk Nickel which became a member of the Association instead of OAO "RAO "Norilsk Nickel".

A major objective of the International Platinum Association is to form a forum of the leading world producers and processors of platinum metals to expand utilization thereof.

To this end the International Platinum Association implements programs of platinum metals promotion on global market and coordinates activities of a number of organizations for the benefit of its members. For instance, the International Platinum Association collaborates with the International Platinum Guild, a non-profit organization promoting platinum jewelry.

Of special interest is the experience gained by the members of the International Platinum Association in prevention of crime in this sphere, analysis of the effect of platinum metals and compounds on production personnel's health.

The membership in the International Platinum Association is also expected to be used for the promotion of platinum metals including palladium and offering new solutions for this metal utilization.

The Issuer's membership in the International Platinum Association is perpetual.

Euro-Asian Transport Union

The Euro-Asian Transport Union (hereinafter referred to as the Transport Union or the EATU) was registered in 2001 in Moscow as a non-profit organization. The Transport Union comprises major carriers.

According to the concept of development of international transportation corridors the Russian Ministry of Transport pursues a policy of cooperation with all market players. Participants of the International Euro-Asian Conferences on Transport conducted in St. Petersburg in 1998 and 2000 held a lively discussion of different aspects of cooperation and motivation of private investor involvement in the implementation of the government's transit policy.

As the realization of transit potential is a long-term priority of the government, an element of the economic program and geopolitical doctrine of the Russian Federation to implement the Declarations adopted by the above Conferences a number of Russian companies resolved to combine their efforts within the framework of a non-profit organization — the Euro-Asian Transport Union.

The EATU's major objective is to coordinate cooperation of Russian and foreign business with government authorities and international organizations, to create a common space of interaction among carriers, insurers, freight owners and financial institutions in logistics and investment operations. The EATU was formed to:

- coordinate national and international activities of government authorities and private carriers for the implementation of decisions and recommendations of the International Euro-Asian Conferences on Transport;

- assist the Ministry of Transport of the Russian Federation and the Ministry of Railways of the Russian Federation in the development of transport infrastructure and laying out international transportation corridors within the Russian Federation;

- involve international and national organizations in the implementation of investment projects presented to the Conferences, adapt the projects to investor requirements, render advise in project financing;

- arrange conferences and symposia in Russian regions involved in the Euro-Asian transportation;

- hold training seminars and refresher courses for transport personnel.

The Ministry of Transport of the Russian Federation welcomes private initiatives in the transport sector and strongly supports the resolution to form the Euro-Asian Transport Union.

The Issuer's membership in the Euro-Asian Transport Union is perpetual.

Nickel Institute

The Nickel Institute was incorporated on March 1, 2004 through amalgamation of two entities — the Nickel Development Institute (NIDI) and the Nickel Producers Environmental Research Association (NiPERA).

The Nickel Institute may be joined by any nickel producer.

At present its full-fledged members are all leading nickel producers such as Anglo Platinum, BHP Billiton, Codemin/Anglo Base Metals, Empress Nickel, Eramet, Falconbridge, Inco Limited, Inco TNC, Nippon Yakin Kogyo, OM Group, P.T. International Nickel, Sherritt International, Sumitomo Metal Mining, Umicore, WMC Resources accounting for 70% of the world nickel output.

The Institute provides its members with results of the latest research and lends them scientific and technical support. The NiPERA remains an independent unit within the Institute furnishing expert opinion on environmental matters and the effect of nickel on human health. The NiPERA continuously promotes nickel and assumes social responsibility for safe utilization of nickel and nickel-containing materials. The Nickel Institute stands an important and established forum for the promotion of Russian nickel on international market.

The Nickel Institute focuses its attention on rapidly developing consumers of stainless steel (transport, power engineering, telecommunications, etc.) for the purpose of maintaining steady production and consumption of primary and secondary metal.

The Issuer's membership in the Nickel Institute is perpetual.

Cobalt Development Institute

The London-based Cobalt Development Institute (CDI) was established in 1957 as a non-profit non-governmental organization and has been operating in its present form since 1982. Currently the CDI has 60 members from 18 countries including all leading cobalt producers and a number of major consumers.

The Institute's principal objective is to develop a package of measures aimed at the improvement of market performance and promotion of cobalt utilization. The Institute monitors research and development of new cobalt production processes and/or new applications. The Company may greatly benefit from the cobalt safety research performed by the Institute given law tightening in industrially advanced economies consuming cobalt (in the first place the EC).

The Issuer's membership in the Institute is perpetual.

3.5. Subsidiaries and Affiliates of the Issuer

Full corporate name: "Alykel" Closed Joint Stock Company
Abbreviated name: ZAO "Alykel"
Location: Russian Federation, Krasnoyarsk Territory, Norilsk, Nansen Street 64.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Air transportation
The entity's role in the Issuer's operations: Operation of the airport in Norilsk. Air passenger and cargo carriage.

Members of the Board of Directors

1. Barbashin Stanislav Yevgenyevich — Chairman of the Board
Born in 1956
Share in the authorized capital: none
Block of ordinary shares: none

2. Shpagin Oleg Gennadyevich
Born in 1971
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

3. Kovaleva Yelena Gennadyevna
Born in 1957
Share in the authorized capital: 0.0003%
Block of ordinary shares: 0.0003%

4. Golovin Yuri Petrovich
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

5. Maslennikov Igor Petrovich
Born in 1948
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Shpagin Oleg Gennadyevich
Born in 1971
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

Full corporate name: "Taimyr Fuel Company" Closed Joint Stock Company
Abbreviated name: ZAO "TTK"
Location: 660021, Russian Federation, Krasnoyarsk, Kopylov Street 2a.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Other cargo handling; oil and petroleum products storage; wholesale trade in engine fuel including aviation petrol.
The entity's role in the Issuer's operations: Storage and transportation of petroleum products for members of the Issuer group located within the Norilsk Industrial Region and the Krasnoyarsk Territory.

Members of the Board of Directors

1. Balashov Vladimir Sergeevich
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

2. Plokhikh Sergei Anatolyevich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

3. Ryndin Yuri Nikolaevich — Chairman of the Board
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

4. Sveshnikov Andrey Gennadyevich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Shabanov Sergei Olegovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Ziborov Oleg Gennadyevich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "NORMETIMPEX" Closed Joint Stock Company
Abbreviated name: ZAO "NORMETIMPEX"
Location: 125009, Moscow, Voznesenski Lane 22, Commercial and Business Manor-Centre.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Trade agency including foreign trade operations; execution of bargaining transactions under contract of agency with residents and non-residents.
The entity's role in the Issuer's operations: Marketing of products of the Issuer group members.

Members of the Board of Directors

1. Collocote Richard Adrian
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

2. Kolchin Andrey Yuryevich — Chairman of the Board
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Nefedova Marina Vadimovna
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

4. Perov Alexander Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Pronyushkin Andrey Vasilyevich

Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Nefedova Marina Vadimovna
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Norilsk Nickel Holding SA
Abbreviated name: Norilsk Nickel Holding SA
Location: 50, rue du Rhone 1204 Geneve, Switzerland
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Subscription, acquisition, sale, administration, control and management of interests in financial, industrial and real estate companies.
The entity's role in the Issuer's operations: Control and management of interests in financial, industrial and real estate companies.

Members of the Board of Directors

1. Gola Edmond — President
Born in 1939
Share in the authorized capital: none
Block of ordinary shares: none

2. Siegfrid Paskual — Chairman of the Board
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

3. Frederic Maier
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

Managing Director

Siegfrid Paskual
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Gold-Mining "Polyus" Closed Joint Stock Company
Abbreviated name: ZAO "Polyus"
Location: 663280, Krasnoyarsk Territory, township of Severo-Yeniseiski, Belinski Street 2-B.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none

Primary activities: Extraction of ore and precious metal dust (gold, silver and platinum metals)
The entity's role in the Issuer's operations: Engagement in basic production of the Issuer group members.

Members of the Board of Directors

1. Ivanov Yevgeni Ivanovich
Born in 1966
Share in the authorized capital: none
Block of ordinary shares: none

2. Lobanov Oleg Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

3. Perov Alexander Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

4. Rudakov Valeri Vladimirovich — Chairman of the Board
Born in 1942
Share in the authorized capital: 0.0053%
Block of ordinary shares: 0.0053%

5. Sovmen Vladimir Kushukovich
Born in 1957
Share in the authorized capital: 0.0389%
Block of ordinary shares: 0.0389%

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Ivanov Yevgeni Ivanovich
Born in 1966
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Kola Mining and Metallurgical Company" Open Joint Stock Company
Abbreviated name: OJSC Kola GMK
Location: Russian Federation, Murmansk Region, Monchegorsk.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Fabrication of other non-ferrous metals
The entity's role in the Issuer's operations: Engagement in basic production of the Issuer group members.

Members of the Board of Directors

1. Burukhin Alexander Nikolaevich
Born in 1953
Share in the authorized capital: 0.0001%
Block of ordinary shares: 0.0001%

2. Kozlov Vladimir Nikolaevich
Born in 1973

Share in the authorized capital: none
Block of ordinary shares: none

3. Krupaderov Aleksandr Dmitrievich – Chairman of the Board of Directors
Born in 1956
Share in the authorized capital: none
Block of ordinary shares: none

4. Lobanov Oleg Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Potapov Grigory Aleksandrovich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Potapov Yevgeni Vladimirovich
Born in 1974
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Leading Research and Design Institute of OJSC MMC Norilsk Nickel, Open Joint Stock Company
Abbreviated name: OAO "Gipronickel Institute"
Location: 195220, Russian Federation, St. Petersburg, Grazhdanski Avenue 11.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Research and development in natural and engineering sciences
The entity's role in the Issuer's operations: Engagement in basic production of the Issuer group members.

The Company's Articles of Association do not provide for appointment of the Board of Directors.

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Ryabko Alexander Georgievich
Born in 1952
Share in the authorized capital: 0.0001%
Block of ordinary shares: 0.0001%

Full corporate name: "Norilsk-Telecom" Limited Company
Abbreviated name: OOO "Norilsk-Telecom"
Location: Russia, Krasnoyarsk Territory, Norilsk.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none

Primary activities: Telephone communications and document telecommunications; TV and radio broadcasting and distribution.
The entity's role in the Issuer's operations: Telephone exchange services and intercity/international telecommunication services for members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. Alyakrinski Vladimir Anatolyevich — Chairman of the Board
Born in 1942
Share in the authorized capital: 0.0001%
Block of ordinary shares: 0.0001%

2. Golodets Olga Yuryevna
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

3. Gordeev Andrey Semenovich
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

4. Kuznetsov Sergei Vladislavovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

5. Lobanov Oleg Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

6. Perov Alexander Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

7. Potapov Grigori Alexandrovich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kuznetsov Sergei Vladislavovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Zapolyarnaya Stolitsa" Management Company, Limited Company
Abbreviated name: OOO "Zapolyarnaya Stolitsa" Management Company
Location: 663310, Norilsk, Veteranov Street 19.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none

Primary activities: Design of engineering structures; other operations in technical supervision, testing and analysis; market situation survey.
The entity's role in the Issuer's operations: Maintenance of the housing complex and utilities within the unitary municipal formation in Norilsk.

The Company's Articles of Association do not provide for appointment of the Board of Directors.

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Snegov Denis Mikhailovich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Mining Leasing Company" Limited Company
Abbreviated name: OOO "Mining Leasing Company"
Location: 119180, Moscow, Bolshaya Polyanka Street 7/1, Bldg. 3.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Lease of equipment and industrial machines (leasing).
The entity's role in the Issuer's operations: Procurement of equipment and industrial machines to be leased to members of the Issuer group.

Members of the Board of Directors

1. Gilev Sergei Yevgenyevich
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

2. Sveshnikov Andrey Gennadyevich — Chairman of the Board
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

3. Shabanov Sergei Olegovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Khalabuzar Andrey Eduardovich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Terminal" Limited Company
Abbreviated name: OOO "Terminal"
Location: Murmansk, Portovy Lane 31
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%

The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Maintenance of seagoing and inland vessels including repair, diving operations, surveyor services.
The entity's role in the Issuer's operations: Organization of cargo handling for the Issuer and members of the Issuer group located within the Norilsk Industrial Region.

The Company's Articles of Association do not provide for appointment of the Board of Directors.

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Strashny Aleksandr Vasilievich
Born in 1956
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Norilsk Trade and Production Association" Open Joint Stock Company
Abbreviated name: OAO "NTPO"
Location: Russian Federation, Krasnoyarsk Territory, Norilsk, Metallurgov Square 9.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 99.998%
Block of ordinary shares held by the Issuer: 99.998%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Maintaining canteens for enterprises and institutions.
The entity's role in the Issuer's operations: Foodstuffs delivery and organization of catering for members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. Balashov Vladimir Sergeevich
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

2. Galushka Alexander Petrovich
Born in 1974
Share in the authorized capital: 0.0000005%
Block of ordinary shares: 0.0000005%

3. Plokhikh Sergei Anatolyevich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

4. Ryndin Yuri Nikolaevich — Chairman of the Board
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Ubozhenko Sergei Gennadyevich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kaitmazova Zoya Alexandrovna
Born in 1948
Share in the authorized capital: 0.00017%
Block of ordinary shares: 0.00017%

Full corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Abbreviated name: OAO "Norilsk Nickel" Russian Joint Stock Company, OAO "RAO "Norilsk Nickel"
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka, Korotkaya Street 1, Bldg. 2.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 96.93%
Block of ordinary shares held by the Issuer: 98.11%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Wholesale trade in non-ferrous and precious metals.
The entity's role in the Issuer's operations: Engagement in basic production of the Issuer group members.

Members of the Board of Directors

1. Bulatov Vitali Vasilyevich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

2. Gryaznykh Sergei Petrovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

3. Dolgikh Vladimir Ivanovich
Born in 1924
Share in the authorized capital: 0.00022%
Block of ordinary shares: 0.00022%

4. Klishas Andrey Alexandrovich — Chairman of the Board
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

5. Podsypanin Sergei Sergeevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

6. Perelygin Alexander Stanislavovich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

7. Perov Alexander Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

8. Ryndin Yuri Nikolaevich
Born in 1965

Share in the authorized capital: none
Block of ordinary shares: none

9. Trifonov Boris Nikolaevich
Born in 1937
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Kotlyar Yuri Alexeevich
Born in 1938
Share in the authorized capital: none
Block of ordinary shares: none

2. Kudryavtseva Nadezhda Romanovna
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

3. Morozov Denis Stanislavovich
Born in 1973
Share in the authorized capital: 0.000003%
Block of ordinary shares: 0.000003%

Director General

Kotlyar Yuri Alexeevich
Born in 1938
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Torginvest" Open Joint Stock Company
Abbreviated name: OAO "Torginvest"
Location: 663210, Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka, Gorki Street 67.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 92.16%
Block of ordinary shares held by the Issuer: 92.16%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Lease of office equipment including computer equipment; wholesale trade in agricultural produce, textile raw materials and semiproducts.
The entity's role in the Issuer's operations: Operation and maintenance of buildings and structures within the Norilsk Industrial Region.

Members of the Board of Directors

1. Balashov Vladimir Sergeevich
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

2. Galushka Alexander Petrovich
Born in 1974
Share in the authorized capital: 0.0000005%
Block of ordinary shares: 0.0000005%

3. Ryndin Yuri Nikolaevich — Chairman of the Board

Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

4. Ubozhenko Sergei Gennadyevich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

5. Chizhikov Alexei Borisovich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kaimakova Natalya Alexandrovna
Born in 1961
Share in the authorized capital: 0.0001%
Block of ordinary shares: 0.0001%

Full corporate name: NORIMET LIMITED
Abbreviated name: NORIMET LIMITED
Location: 51, Eastcheap Street, London EC3M 1JP, United Kingdom
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 91.3%
Block of ordinary shares held by the Issuer: 91.3%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Commercial operations, treasury operations, subscription, acquisition, sale, administration, control and management of interests in financial, industrial and real estate companies.
The entity's role in the Issuer's operations: Control and management of interests in financial, industrial and real estate companies.

Members of the Board of Directors

1. Glotov Dmitry Alexandrovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

2. David William Gaddes
Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

3. Popov Alexander Vladimirovich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

4. Razumov Dmitry Valeryevich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

David William Gaddes
Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "New Power Projects" National Innovation Company, Limited Company
Abbreviated name: OOO "NEP" National Innovation Company
Location: Russian Federation, 119034, Moscow, Prechistenka Street 18
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
The Issuer's share in the entity's authorized capital: 74%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Design, survey, research and development, engineering, innovation operations.
The entity's role in the Issuer's operations: Coordination of research and development in nuclear technology and fuel cells.

The Company's Articles of Association do not provide for appointment of the Board of Directors.

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kuzyk Boris Nikolaevich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Taimyrgas" Open Joint Stock Company
Abbreviated name: OAO "Taimyrgas"
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, 647000, Dudinka, Korotkaya Street 1, Bldg. 2.
Legal status explanation: Subsidiary. The Issuer can otherwise affect resolutions of the company (paragraph 2, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 72.25%
Block of ordinary shares held by the Issuer: 72.25%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Natural gas and condensate production and transportation; manufacture of petroleum products.
The entity's role in the Issuer's operations: Natural gas production and delivery to members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. Astakhova Galina Anatolyevna
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

2. Ashkenazi Irina Alexandrovna
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Garmash Oksana Alexeevna
Born in 1977

Share in the authorized capital: none
Block of ordinary shares: none

4. Kovaleva Yelena Gennadyevna
Born in 1957
Share in the authorized capital: 0.0003%
Block of ordinary shares: 0.0003%

5. Shabanov Sergei Olegovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Zakharov Anton Viktorovich
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Minastro Investment Limited
Abbreviated name: Minastro Investment Limited
Location: Trust Offices, P.O. Box 3540, Road Town, Tortola, British Virgin Islands.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 56.6%
Block of ordinary shares held by the Issuer: 56.6%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Any types of operations not prohibited by applicable law of the British Virgin Islands including Subscription, acquisition, sale, administration, control and management of interests in commercial, financial, industrial companies.
The entity's role in the Issuer's operations: Control and management of interests in commercial, financial, industrial and real estate companies.

Appointment of the Company's executive body is not required by the Articles of Association and applicable law.

Director General

Aphina Karelidou
Born in 1974
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Arkhangelsk Commercial Seaport" Open Joint Stock Company
Abbreviated name: OAO "Arkhmortorgport" or OAO "AMTP"
Location: 163061, Arkhangelsk, the Northern Dvina Embankment 69.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 53.05%
Block of ordinary shares held by the Issuer: 53.05%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Organization of cargo carriage; other supporting shipping activities.
The entity's role in the Issuer's operations: Cargo warehousing and transshipment for members of the Issuer group.

Members of the Board of Directors

1. Vasilyev Valeri Igorevich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

2. Karpenko Valeri Mikhailovich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

3. Kuliev Rafail Idrisovich
Born in 1979
Share in the authorized capital: none
Block of ordinary shares: none

4. Matyushenko Nikolay Ivanovich — Chairman of the Board
Born in 1949
Share in the authorized capital: none
Block of ordinary shares: none

5. Palik Igor Anatolyevich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

6. Potarina Tatyana Vasilyevna
Born in 1955
Share in the authorized capital: 0.0002%
Block of ordinary shares: 0.0002%

7. Terentyeva Natalya Alexeevna
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

8. Cherkashin Vladislav Nikolaevich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

9. Shcherbakova Olga Vasilyevna
Born in 1957
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Brovkov Viktor Nikolaevich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

2. Brede Nikolay Vladimirovich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

3. Vadzhipov Fyodor Romanovich

Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

4. Nebuchenkov Vladimir Yevgenyevich
Born in 1959
Share in the authorized capital: 0.0006%
Block of ordinary shares: 0.0006%

5. Novokreshchenov Yuri Stanislavovich
Born in 1955
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

6. Osin Mikhail Nikolaevich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

7. Titov Vladimir Nikolaevich
Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

8. Sharkov Andrey Valentinovich
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

Director General

Titov Vladimir Nikolaevich
Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Norilsk-Taimyr Power Company" Open Joint Stock Company
Abbreviated name: ***OAO "NTEC"***
Location: ***663310, Russian Federation, Krasnoyarsk Territory, Norilsk, Veteranov Street 19***
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 51%
Block of ordinary shares held by the Issuer: 51%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: ***Power and heat generation; operation of outside power facilities under contract with their owners.***
The entity's role in the Issuer's operations: ***Power and heat supply of the Issuer and members of the Issuer group located within the Norilsk Industrial Region.***

Members of the Board of Directors:

1. Abramov Yevgeni Yuryevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

2. Basova Yulia Vasilyevna — Chairman of the Board of Directors
Born in 1964
Share in the authorized capital: 0.00019%

Block of ordinary shares: 0.00019%

3. Belov Sergei Valentinovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

4. Zagretdinov Ilyas Shamilevich
Born in 1956
Share in the authorized capital: none
Block of ordinary shares: none

5. Zubakin Vasily Alexandrovich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

6. Petrukhin Maksim Anatolyevich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

7. Romantsov Alexander Ivanovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

8. Salikov Mikhail Nikolaevich
Born in 1980
Share in the authorized capital: none
Block of ordinary shares: none

9. Samarenko Oleg Vyacheslavovich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

10. Slobodin Mikhail Yuryevich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

11. Tereshchenko Andrey Georgievich
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board:

1. Abramov Yevgeni Yuryevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

2. Katasonov Viktor Ivanovich
Born in 1956
Share in the authorized capital: 0.0074%
Block of ordinary shares: 0.0074%

3. Yampolsky Yuri Petrovich

Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

Director General

Abramov Yevgeni Yuryevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Taimyr Oil Company" Limited Company
Abbreviated name: OAO "Taimyr Oil Company"
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 51%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Geological prospecting, geophysical and geochemical survey of mineral resources; exploratory drilling.
The entity's role in the Issuer's operations: Oil-field exploration and development in the Norilsk Industrial Region.

Members of the Board of Directors

1. Glukhova Vladlena Viktorovna
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

2. Potarina Tatyana Vasilyevna
Born in 1955
Share in the authorized capital: 0.0002%
Block of ordinary shares: 0.0002%

3. Rompel Olga Yuryevna
Born in 1957
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Glukhova Vladlena Viktorovna
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Yenisei Shipping Company"
Abbreviated name: OAO "YRP" or OAO "Yenisei Shipping Company"
Location: 660049, Krasnoyarsk, Bograd Street 15.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 43,92%
Block of ordinary shares held by the Issuer: 51.91%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none

Primary activities: Inland water cargo carriage.
The entity's role in the Issuer's operations: Cargo carriage for members of the Issuer group located within the Norilsk Industrial Region and the Krasnoyarsk Territory.

Members of the Board of Directors

1. Bortnikova Yelena Alexandrovna
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

2. Bulatov Vitali Vasilyevich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

3. Golunov Vladimir Anatolyevich
Born in 1954
Share in the authorized capital: none
Block of ordinary shares: none

4. Dubov Andrey Kimovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

5. Yevseev Anatoli Filippovich
Born in 1949
Share in the authorized capital: none
Block of ordinary shares: none

6. Kardash Oleg Anatoyevich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

7. Malov Alexei Alexandrovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

8. Ponomaryova Nina Petrovna
Born in 1952
Share in the authorized capital: none
Block of ordinary shares: none

9. Ruksha Vyacheslav Vladimirovich
Born in 1954
Share in the authorized capital: none
Block of ordinary shares: none

10. Savelyev Ivan Alexeevich
Born in 1942
Share in the authorized capital: none
Block of ordinary shares: none

11. Cheskis Dmitry Semyonovich — Chairman of the Board
Born in 1954
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Mikhailovski Felix Vyacheslavovich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

2. Radchenko Valeri Petrovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Fedorov Leonid Nikonovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

Director General

Mikhailovski Felix Vyacheslavovich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: ""Excellent" Fitness Centre" Sports and Health Complex Closed Joint Stock Company.
Abbreviated name: ZAO "SOK "Excellent" Fitness Centre" or ZAO "SOK "Excellent" FC".
Location: 660021, Krasnoyarsk, Zheleznodorozhny District, Kopylov Street 2-a..
Legal status explanation: Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal law "On Joint Stock Companies").
Share in the entity's authorized capital: 33.3%
Block of ordinary shares held by the Issuer: 33.3%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Organization, construction and operations of fitness, tourist, rehabilitation and diagnostic facilities, training centres, gyms.
The entity's role in the Issuer's operations: Organization of fitness centres on the property of members of the Issuer group located in Krasnoyarsk.

Members of the Board of Directors

1. Galushka Alexander Petrovich
Born in 1974
Share in the authorized capital: 0.0000005%
Block of ordinary shares: 0.0000005%

2. Kedrinski Vladimir Ilyich — Chairman of the Board
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

3. Potarina Tatyana Vasilyevna
Born in 1955
Share in the authorized capital: 0.0002%
Block of ordinary shares: 0.0002%

4. Seleznev Sergei Alexandrovich
Born in 1967
Share in the authorized capital: none

Block of ordinary shares: none

5. Shabanov Sergei Olegovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kuzmenko Regina Viktorovna
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Zapolyarye" Sanatorium Limited Company
Abbreviated name: OOO "Zapolyarye" Sanatorium
Location: Russia, 354073, Krasnodar Territory, Sochi, Pirogov Street 10.
Legal status explanation: Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal law "On Joint Stock Companies").
Share in the entity's authorized capital: 36.1%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Sanatorium-and spa treatment and medical services.
The entity's role in the Issuer's operations: Sanatorium-and spa treatment and medical services to personnel of OJSC MMC Norilsk Nickel and other people, operation and maintenance of the sanatorium-and-spa complex in the Krasnodar Territory.

Members of the Board of Directors

1. Ananiev Vitaly Borisovich — Chairman of the Board
Born in 1968
Share in the authorized capital: none
Block of ordinary shares: none

2. Galushka Alexander Petrovich
Born in 1974
Share in the authorized capital: 0.0000005%
Block of ordinary shares: 0.0000005%

3. Pakhaleva Natalya Ivanovna
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

4. Pavlov Oleg Leonidovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

5. Kurochkin Nikolai Yevgenievich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Dzheliev Zaurbek Khasanbekovich
Born in 1949
Share in the authorized capital: 0.00003%
Block of ordinary shares: 0.00003%

Full corporate name: "Norilskgasprom" Open Joint Stock Company
Abbreviated name: OAO "Norilskgasprom"
Location: Russian Federation, Krasnoyarsk Territory, Norilsk..
Legal status explanation: Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal law "On Joint Stock Companies").
Share in the entity's authorized capital: 29.39%
Block of ordinary shares held by the Issuer: 29.39%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Natural gas and condensate production; pipeline transportation of gas and relating products; manufacture of petroleum products, exploratory drilling.
The entity's role in the Issuer's operations: Natural gas production and delivery to members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. Bobrov Vitali Pavlovich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

2. Yefimov Sergei Valentinovich
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

3. Zakharova Alexandra Ivanovna — Chairman of the Board
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

4. Ivanov Dmitry Ivanovich
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

5. Kosterin Maksim Nikolaevich
Born in 1968
Share in the authorized capital: none
Block of ordinary shares: none

6. Kuznetsov Vladimir Viktorovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

7. Ponomaryov Andrey Nikolaevich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

8. Samarenko Oleg Vyacheslavovich
Born in 1960

Share in the authorized capital: none
Block of ordinary shares: none

9. Samokhina Galina Yevgenyevna
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

10. Sinev Vladislav Yevgenyevich
Born in 1979
Share in the authorized capital: none
Block of ordinary shares: none

11. Tikhonov Viktor Valentinovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Shelkov Vladimir Vitalyevich
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Krasnoyarskenergo" Open Joint Stock Company
Abbreviated name: OAO "Krasnoyarskenergo"
Location: 660021, Russian Federation, Krasnoyarsk, Bograd Street 144A.
Legal status explanation: Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.7%
Block of ordinary shares held by the Issuer: 25.38%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Thermal power plant operation.
The entity's role in the Issuer's operations: Power supply of members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors

1. Astakhova Galina Anatolyevna
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

2. Basova Yulia Vasilyevna
Born in 1964
Share in the authorized capital: 0.00019%
Block of ordinary shares: 0.00019%

3. Bykhanov Yevgeni Nikolaevich
Born in 1968
Share in the authorized capital: none
Block of ordinary shares: none

4. Dolgikh Vyacheslav Mikhailovich
Born in 1969

Share in the authorized capital: none
Block of ordinary shares: none

5. Dunin Oleg Valentinovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

6. Zhurba Dmitry Gennadyevich
Born in 1966
Share in the authorized capital: none
Block of ordinary shares: none

7. Makushin Yuri Pavlovich —Chairman of the Board
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

8. Orlov Alexander Konstantinovich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

9. Sorokin Igor Yuryevich
Born in 1974
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Vishnyakov Vitali Nikolaevich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

2. Dyachenko Oleg Vladimirovich
Born in 1960
Share in the authorized capital: 0.00005%
Block of ordinary shares: 0.00005%

3. Yefimov Vladislav Sergeevich
Born in 1968
Share in the authorized capital: none
Block of ordinary shares: none

4. Kobelev Oleg Vladimirovich
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

5. Rogler Gustav Gustavovich
Born in 1949
Share in the authorized capital: none
Block of ordinary shares: none

6. Salkov Oleg Ivanovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

7. Fait Vladimir Borisovich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

8. Shlegel Alexander Eduardovich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

9. Shchukin Vasily Vasilyevich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

Director General

Shlegel Aleksandr Eduardovich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Krasnoyarskaya Generatsiya" Open Joint Stock Company
Abbreviated name: OAO " Krasnoyarskaya Generatsiya "
Location: 660021, Russian Federation, Krasnoyarsk, Bograd Street 144A.
Legal status explanation: Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.47%
Block of ordinary shares held by the Issuer: 25.26%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Thermal power plant operation.
The entity's role in the Issuer's operations: Power supply of members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors:

1. Vorontsov Erik Nikolayevich
Born in 1955
Share in the authorized capital: 0,00016%
Block of ordinary shares: 0,00016%

2. Yegorov Viktor Yurievich
Born in 1954
Share in the authorized capital: 0,00015%
Block of ordinary shares: 0,00015%

3. Zhirkov Andrei Sergeyevich
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

4. Zakharov Aleksandr Aleksandrovich
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

5. Kolokoltsev Aleksandr Aleksandrovich
Born in 1962

Share in the authorized capital: none
Block of ordinary shares: none

6. Makushin Yuri Pavlovich – Chairman of the Board of Directors
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

7. Nepsha Valery Vasilyevich
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

8. Shtykov Dmitry Viktorovich
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

9. Shumilov Aleksandr Aleksandrovich
Born in 1967
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Salkov Oleg Ivanovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Krasnoyarskenergosbyt" Open Joint Stock Company
Abbreviated name: OAO "Krasnoyarskenergosbyt"
Location: 660049, Russian Federation, Krasnoyarsk, Dubrovinsky Street 43.
Legal status explanation: Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.47%
Block of ordinary shares held by the Issuer: 25.26%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Thermal power plant operation.
The entity's role in the Issuer's operations: Power supply of members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors:

1. Akhrimenko Dmitry Olegovich
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

2. Yermakov Valery Maratovich – Chairman of the Board of Directors
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

3. Dolgikh Vyacheslav Mikhailovich
Born in 1969

Share in the authorized capital: none
Block of ordinary shares: none

4. Kirillov Yuri Aleksandrovich
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

5. Kostyuk Mikhail Dmitrievich
Born in 1952
Share in the authorized capital: none
Block of ordinary shares: none

6. Moskvin Aleksei Vasilievich
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

7. Pavlova Yelena Vladimirovna
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

8. Rebenchuk Anatoly Fedorovich
Born in 1949
Share in the authorized capital: 0.00016%
Block of ordinary shares: 0.00016%

9. Sysoyev Viktor Fedorovich
Born in 1948
Share in the authorized capital: 0.00009%
Block of ordinary shares: 0.00009%

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Salkov Oleg Ivanovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

3.6. Composition and Value of the Issuer's Fixed Assets, Scheduled Fixed Assets Acquisition, Replacement, Retirement and Encumbrance of the Issuer's Fixed Assets

3.6.1. Fixed assets

Information on acquisition (replacement) cost of fixed assets and accumulated depreciation for the period under review is not available.

Information on the methods of depreciation accumulation is given in para. 2.3 "Depreciation" of the attached Provision "Accounting Policies of OJSC MMC Norilsk Nickel".

During the last 5 years and the period under review no revaluation of fixed assets of OJSC MMC Norilsk Nickel has been performed.

Encumbrance of fixed assets

158 lease agreements were executed for movable and immovable property. Total rent under the agreements amounts to 68,962.9 thousand Rubles.

Under Contract of Pledge No. 060/62/04-NN/161-2004 of February 24, 2004 OJSC MMC Norilsk Nickel put in pledge with ZAO "International Moscow Bank" equipment of the assessed value of 1,429,000 thousand Rubles.
Effective date of the Contract: February 24, 2004
Duration of pledge: to February 25, 2006.

During the period under review no fixed assets have been acquired, replaced or retired accounting for 10 or more per cent of fixed assets value.

IV. Financial and Business Operations of the Issuer

4.1. Financial and Business Results of the Issuer

4.1.1. Profit and loss

No information for the period under review is available.

4.1.2. Factors affecting sales revenue and operating profit

No information for the period under review is available.

4.2. Liquidity

No information for the period under review is available.

4.3. Size and Composition of the Issuer's Capital and Current Assets

4.3.1. Size and composition of the Issuer's capital and current assets

Information on the Issuer's capital and current asset size and structure will be provided in the Quarterly Report for quarter I 2006 after preparation of the Company's annual financial statements for 2005.

4.3.2. Financial investments

No information for the period under review is available.

4.3.3. Intangible assets

No information for the period under review is available.

4.4. The Issuer's Policy and Investments in Scientific and Technological Development, Licenses, Patents, New Research and Developments

The Company management approved the Concept of Production and Technology Development for the Period to 2010 (Minutes of the Management Board No. GMK/50-pr-p of December 19, 2002 and Minutes of the Board of Directors No. GMK/5-pr-sd of March 18, 2003).

The Issuer's research and development policy is intended to support the Concept implementation by the results of research and development, feasibility studies, design and exploration.

The formulation of the Production and Technology Development Strategy up to 2020 continued in Quarter IV 2005.

The Manager of the Mining and Metallurgical Complex has prepared and approved an action plan for adaptation of the Company's comprehensive development strategy for 2006.

Development of regulatory and methodical materials has been completed which shall be incorporated in the Company's "Instructional Guidelines for Accounting of Costs for Research and Development, Feasibility Studies, Design and Exploration" pursuant to which a form of the R&D result integrated assessment certificate and guidelines for its completion have been introduced by Resolution No. GMK/100/GB 22-r.

During the period of December 6-8, the seminar "Formation and accounting of the Company assets on the basis of the R&D results and intellectual property" was held for employees of the affiliates involving ZAO NANT consultants.

The Company's Head Office has finished developing and implementing the Integrated Quality Management and Environmental Control System in accordance with the requirements of international standards ISO

9001:2000 and 14001:2004. Based on the results of certification audit conducted by one of the leading international certification authorities, BVQI, in December a certificate of conformance was issued to OJSC MMC Norilsk Nickel in the field of "Management of production and projects, sales and deliveries of products (nickel, copper, cobalt, precious metals, sulphur, selenium, tellurium)". In 2005 the quality management system in accordance with the requirements of ISO 9001:2000 in the certification domain "Production of nickel, copper and cobalt" was also implemented and successfully certified in the Company's affiliates.

The Company cooperates with local executive authorities in the development of a technical supervision and regulation system for the Russian mining industry and performs a review of the Company's technical standards and their harmonization with requirements of the Federal Law "On Technical Regulation". The Company is involved in finalizing 2 special-purpose technical regulations for:

- *safety of metallurgical processes;*
- *safety of mineral resources development, concentration and processing.*

During the current year, 8 patents for inventions were obtained which relate to the improvement of concentration processes, metallurgy, process unit designs.

In Quarter IV 2005 total R&D expenses amounted to 38.08 mln Rubles.

On November 30, 2005 a meeting of the Company's scientific and technical council was held to analyze the Company's projects and plans prepared by the technical direction for research and development and provision of scientific and technical services to the current production for 2006, which were approved after updating.

There is no risk of expiry of trademark licenses.

4.5. Trend Analysis of the Issuer Core Operations

The Issuer's results are generally positive and in line with the industry's development trends.

The results of 2005 showed persistence of the positive trends developed during 9 months of 2005 for all types of metal products.

Behavior of the world market prices and, consequently, the actual selling prices for all basic metals was positive in 2005, which results in improvement of the Issuer's financial performance at the end of 2005.

The main reasons for the Company's positive performance results are increase of the world prices for metals and buildup of metals production and growth of their actual sales.

The Company's operations are still considerably affected by:

- *market risks;*
- *national currency rate;*
- *amendment of labour safety and environment protection law;*
- *manufacturing risk arising from severe weather conditions of the Far North;*
- *risk of acquisitions (mergers).*

The risks described above may materially affect the Company's operations, sales, revenue, assets, liquidity and capital resources.

Of special importance are market risks relating to changes in the world metal prices directly affecting the Company's financial situation.

Major competitors of OJSC MMC Norilsk Nickel are:
on nickel market — INCO (Canada), Falconbridge (Canada), Jinchuan (China);
on copper market — Codelco (Chile), Phelps Dodge (USA), Grupo Mexico (Mexico), Urals Mining and Metallurgical Company (Russia);

on PMs market — Anglo Platinum (South Africa), Impala (South Africa), Lonmin (South Africa).

Factors of the Company's competitiveness:
In logistics:

- *availability of sources of raw materials with high content of basic elements;*
- *availability of cheap power sources.*

In production:

- *employment of highly efficient production processes;*
- *operation of state-of-the-art equipment;*
- *availability of a specialized branch research institute;*
- *high-skilled personnel.*

In marketing:

- *low production costs (by virtue of the above factors);*
- *efficient logistical product delivery system;*
- *full-scale distribution network and end user orientation;*
- *products' compliance with international standards.*

The Articles of Association and by-laws of OJSC MMC Norilsk Nickel do not provide for the approval of the Issuer's quarterly accounts by the Board of Directors or the Management Board.

V. Details of Members of the Issuer Management, Internal Audit System and Officers

5.1. Structure and Powers of the Issuer Management

Supreme management powers in the Company are vested in the General Shareholders Meeting.

The Board of Directors is empowered to exercise general management of the Company operations except resolving matters within authority of the General Shareholders Meeting under the Articles of Association.

Everyday management of the Company is exercise by Director General (single executive) and the Management Board (executive board).

Powers of the general shareholders meeting provided for by the Articles of Association:

5.19. The following issues shall come within authority of the Meeting:
5.19.1. amendment and modification of the Articles of Association or approval of the restated Articles of Association;
5.19.2. reorganization of the Company;
5.19.3. liquidation of the Company, appointment of the liquidation committee and approval of trial and final liquidation balance sheet;
5.19.4. determination of the composition, election and dismissal of the Board of Directors;
5.19.5. determination of the number, par value and classes (types) of authorized shares and powers assigned to such shares;
5.19.6. increase of the authorized capital by increasing par value of existing shares or issuing of additional shares as provided for by the Federal Law;
5.19.7. reduction of the authorized capital by reducing par value of existing shares, acquisition by the Company of outstanding shares to reduces their total number or redemption of acquired or bought out shares;
5.19.8. election and dismissal of the Audit Committee;
5.19.9. approval of the Company auditor;
5.19.10. approval of annual statements, annual accounts including profit and loss accounts of the Company and distribution of annual profits and losses including payment (declaration) of dividends;
5.19.11. approval of proceedings of the General Shareholders Meeting;
5.19.12. election and dismissal of the accounting board;
5.19.13. splitting and consolidation of shares;
5.19.14. approval of transactions described in Article 83 of the Federal Law;
5.19.15. approval of major transactions described in Article 79 of the Federal Law;
5.19.16. purchase of outstanding shares of the Company as specified by the Federal Law;
5.19.17. resolution on participation in holding companies, financial and industrial groups, associations and other business alliances;
5.19.18. approval of the Company by-laws;
5.19.19. other matters provided for by the Federal Law.

Powers of the Issuer's board of directors under the Articles of Association:

6.3. Powers of the Board of Directors:
6.3.1. The Board of Directors shall be empowered to exercise general management of the Company except resolving matters within authority of the General Shareholders Meeting.

6.3.2. The Board of Directors shall not delegate to executive bodies of the Company any matters vested in its authority under the Federal Law and these Articles of Association.
6.3.3. The Board of Directors shall be empowered to:
6.3.3.1. determine priority lines, concepts and strategy of the Company development and method of implementation thereof, approve the Company's plans and budgets and any modification thereof;
6.3.3.2. convene the annual and extraordinary Meeting except as specified by the Federal Law;
6.3.3.3. approve the agenda of the Meeting;
6.3.3.4. fix the date of registration of persons entitled to attend the Meeting and resolve other matters relating to the preparation and holding of the Meeting vested in the Board of Directors by the Federal Law;
6.3.3.5. submit to the Meeting matters specified in paragraphs 5.19.2, 5.19.6, 5.19.13-5.19.18 of these Articles of Association;

6.3.3.6. issue debentures and other regular securities of the Company including convertible debentures and other convertible regular securities as provided for by the Federal Law;
6.3.3.7. determine the price (value) of assets, securities issue and redemption price as provided for by the Federal Law;
6.3.3.8. redeem outstanding shares, debentures and other securities of the Company as provided for by the Federal Law;
6.3.3.9. appoint and dismiss executive bodies of the Company:

- *elect and remove Director General, fix the remuneration and compensation payable to and approve and terminate the contract with Director General;*
- *elect the Management Board of the Company (on presentation by Director General), fix the remuneration and compensation payable to and approve and terminate the contracts with members of the Management Board;*

6.3.3.10. recommend on the size of the remuneration and compensation payable to members of the Audit Committee and the Company auditor fee;
6.3.3.11. recommend on the size of dividends on shares and payment procedure;
6.3.3.12. spend reserve and other funds of the Company;
6.3.3.13. approve by-laws of the Company except those to be approved by the Meeting under the Federal Law and by the Company's executive bodies under these Articles of Association;
6.3.3.14. establish (wind up) branches and open (close) representative offices of the Company;
6.3.3.15. approve participation of the Company in other entities and transactions in members' shares held by the Company which result or may result in disposal or encumbrance of such shares and make other decisions which may results in the change of the Company's interests in other entities (resolutions to refrain from the exercise of pre-emptive rights, to subscribe to shares, etc.);
6.3.3.16. approve major transactions as provided for by the Federal Law;
6.3.3.17. approve non-arm's length transactions as provided for by applicable law;
6.3.3.18. approve the Registrar of the Company, approve and terminate the contract with the Registrar;
6.3.3.19. increase the authorized capital of the Company through the issue of additional shares within the number and classes (types) specified for authorized shares;
6.3.3.20. approve securities issues, issue reports and prospectuses as specified by applicable federal law and other regulations;
6.3.3.21. convene the general holding meeting of the subsidiary and approve the agenda thereof unless otherwise specified by the subsidiary's articles of association;
6.3.3.22. amend and modify these Articles of Association as provided for by the Federal Law;
6.3.3.23. exercise control over the execution of the budgets approved by the Board of Directors;
6.3.3.24. approve regulations for the Company's branches and representative offices;
6.3.3.25. approve the Company's dividend policy;
6.3.3.26. approve the internal control system and procedures and the management information system;
6.3.3.27. appoint (remove) chairman of the Company's auditing department and fix the his remuneration;
6.3.3.28. approve requirements to nominees to and the appointment procedure of the auditing department personnel;
6.3.3.29. approve disbursements for purposes beyond the scope of the Company's budget exceeding the equivalent of five million US Dollars at the exchange rate of the Central Bank of the Russian Federation on the date of approval;
6.3.3.30. approve the Regulations for the auditing department of the Company;
6.3.3.31. specify requirements to nominees to the Management Board and Director General of the Company;
6.3.3.32. appoint (remove) Secretary of the Company, approve the contract and the remuneration of such Secretary;
6.3.3.33. approve the Regulations for the Secretariat of the Company;
6.3.3.34. approve transactions to the amount Two (2) and more per cent of balance-sheet value of the Company's assets recorded on the last balance-sheet date;
6.3.3.35. identify basic risks inherent in the Company's operations and implement measures and procedures of risk management;
6.3.3.36. approve public relations and investor policy;
6.3.3.37. exercise supervision over management of the Company and financial and business operations thereof, appraise performance of Director General and members of the Management Board and exercise control over compliance with resolutions of the Board of Directors;
6.3.3.38. resolve on the invitation of independent observers to supervise the counting of votes at the Meeting;
6.3.3.39. appoint committees consisting of members of the Board of Directors;
6.3.3.40. vest in members of the Management Board responsibility for supervision over particular lines of the Company operations;

6.3.3.41. elect and dismiss deputy chairman (chairmen) of the Board of Directors;
6.3.3.42. appoint (remove) Secretary of the Board of Directors;
6.3.3.43. determine the procedure of voting by shares held by the Company in other business entities on the increase of the authorized capital, reorganization or liquidation of such business entities;
6.3.3.44. resolve other matters provided for by the Federal Law.

Powers of the Issuer's single executive and executive board under the Articles of Association:

7.8. The Management Board may:
7.8.1. prepare and submit to the Board of Directors proposals for amendment of the Company's Articles of Association;
7.8.2. compile and submit to the Board of Directors preliminary reports on the Company's financial and business operations;
7.8.3. prepare proposals for the transactions to be approved by the Meeting or the Board of Directors;
7.8.4. review and appraise financial and business results of the Company including the execution of approved plans, programs and review reports and other information on operations of the Company, its subsidiaries, branches and representative offices;
7.8.5. prepare proposals for the spending of the Company's reserve fund;
7.8.6. discuss materials to be presented to meetings of the Board of Directors;
7.8.7. appoint managers of branches and representative offices of the Company;
7.8.8. determine the procedure of voting by shares held by the Company in other business entities except as provided for in paragraph 6.3.3.43 hereof;
7.8.9. appoint representative of the Company at general shareholders meetings of business entities in which the Company holds interests and issue voting instructions according to the resolution of the Management Board or the Board of Directors.

The Issuer has no by-law specifying corporate rules of conduct.

In the period under review, on October 13, 2005, there were changes made in the Articles of Association of OJSC MMC Norilsk Nickel associated with renaming of one of the Company's affiliates.

The Internet site where a full version of the applicable Articles of Association of OJSC MMC Norilsk Nickel as amended and supplemented and by-laws regulating the Issuer's management bodies are available: http://www.nornik.ru/shareholders/documents/

5.2. Details of Members of the Issuer Management

Members of the Board of Directors

Chairman: Klishas Andrey Alexandrovich

Members of the Board of Directors:

Bugrov Andrey Yevgenyevich

Born in: 1952

Education: higher education (Moscow State Institute of Foreign Relations), post-graduate professional education, Candidate of Economics

Offices occupied over the last 5 years:

Period: 1993-2002
Entity: World Bank Group (Washington, USA)
Office: Representative of the Russian Federation in the World Bank Group, Executive Director of the International Bank for Reconstruction and Development (IBRR) and the International Finance Corporation (IFC), Washington (USA)

Period: 2002-2004
Entity: "INTERROS Holding Company" Closed Joint Stock Company

Office: Deputy Chairman of the Management Board

Period: 2002-2003
Entity: "SILOVYE MASHINY-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2002-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Chairman of the Board of Directors, President

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2002 – present time
Entity: Chamber of Commerce and Industry of the Russian Federation
Office: member of the Management Board, member of the Committee for Financial Markets and Lending Institutions

Period: 2002 – present time
Entity: Non-governmental Organization "Council for Foreign and Defense Policy"
Office: member of the Council

Period: 2002 – 2005
Entity: "Russian Utility Systems" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2003 – present time
Entity: AIG-INTERROS RCF ADVISOR, LTD.
Office: Director

Period: 2003 – present time
Entity: AIG-INTERROS RCF, LTD.
Office: Director

Period: 2003 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "Fincom — Investments and Management" Limited Company
Office: Chairman of the Supervisory Board

Period: 2003 – present time
Entity: "Open Investments" Open Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2004 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Managing Director, member of the Board of Directors

Period: 2004 – present time
Entity: "Prof-Media" Publishing House" Closed Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2004 – present time
Entity: RAO UES of Russia
Office: member of the Board of Directors

Period: 2005 – 2005

Entity: "Regional Generation Company No. 1" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2005 – 2005
Entity: "SILOVYE MASHINY-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Guy de Selliers

Born in: 1952

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: Fleming/JP Morgan/Chase
Office: Chairman of the Board of Directors, Eastern Europe

Period: 1998-2001
Entity: NIF Holding
Office: non-executive member of the Board of Directors

Period: 1998 – present time
Entity: Solvay S.A.
Office: non-executive member of the Board of Directors

Period: 2000 – present time
Entity: Partners in Hope
Office: Chairman of the Board of Trustees

Period: 2001 – present time
Entity: Wimm Bill Dan
Office: non-executive member of the Board of Directors

Period: 2001-2001
Entity: British Titanium
Office: non-executive member of the Board of Directors

Period: 2001 – present time
Entity: Fortis Group
Office: member of the International Supervisory Board

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2003 – present time
Entity: HB Advisors
Office: Chairman of the Board of Directors

Period: 2003 – present time
Entity: "Shatura" Furniture Company" Open Joint Stock Company
Office: non-executive member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Dolgikh Vladimir Ivanovich

Born in: 1924

Education: post-graduate professional education, Doctor of Engineering

Offices occupied over the last 5 years:

Period: 1988 – present time
Entity: retiree
Office: N/A

Period: 1997 – present time
Entity: "Krasnoyarsk Fraternity" Society
Office: Chairman of the Management Board

Period: 1999 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2002 – present time
Entity: Moscow City Council of Veterans of War, Labour, Armed Forces and Law Enforcement Bodies
Office: Chairman of the Moscow City Council

Share in the Issuer's authorized capital: 0.00022%
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Klishas Andrey Alexandrovich

Born in: 1972

Education: post-graduate professional education, Candidate of Law

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: "Sidanco" Open Joint Stock Company
Office: member of the Board of Directors

Period: 1998 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Board of Directors, Chairman of the Board of Directors

Period: 1998 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Director for Legal Issues, Deputy Director General, Director General, Chairman of the Management Board

Period: 1999-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2001-2002
Entity: "Roskhleboprodukt" Federal Contract Corporation" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Chairman of the Board of Directors

Period: 2002 – present time
Entity: "Silovye Mashiny-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2002 – present time
Entity: "Agros Agro-Industrial Complex" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "Fincom — Investments and Management" Limited Company
Office: member of the Supervisory Board

Period: 2004 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Chairman of the Board of Directors

Period: 2004 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Ralph Tavakolian Morgan

Born in: 1968

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1995-2004
Entity: McKinsey&Co. Inc.
Office: partner, junior partner, project manager

Period: 2004 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Prokhorov Mikhail Dmitryevich

Born in: 1965

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1993-2000
Entity: "United Export-Import Bank" (UNEXIM Bank) Joint-Stock Commercial Bank, Open Joint Stock Company
Office: Chairman of the Management Board, member of the Board of Directors

Period: 1998-2001
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000-2001
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: President

Period: 2000-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2000-2002
Entity: "International Finance Company" Joint-Stock Commercial Bank (closed joint stock company)
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director General-Chairman of the Management Board

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Salnikova Ekaterina Mikhailovna

Born in: 1957

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: "Sidanco" Open Joint Stock Company
Office: member of the Board of Directors

Period: 1998-2003
Entity: "Fincom — Investments and Management" Limited Company
Office: member of the Supervisory Board

Period: 1998 – present time
Entity: "Universalinvest" Closed Joint Stock Company
Office: Director General

Period: 1998 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Director, Corporate Governance

Period: 2000-2000
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2000-2001
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Board of Directors

Period: 2000-2004
Entity: "Prof-Media" Publishing House" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000 – 2005
Entity: "Silovye Mashiny-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2003
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Management Board

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "Open Investments" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2004 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2004-2005
Entity: "Agros Agro-Industrial Complex" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2004 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Ugolnikov Kirill Lvovich

Born in: 1961

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1995-2000
Entity: State Tax Service of the Russian Federation, Ministry of the Russian Federation for Taxes and Charges
Office: Deputy Manager of the State Tax Service of the Russian Federation, First Deputy Minister of the Russian Federation for Taxes and Charges

Period: 2000 – present time
Entity: "Vneshyurkollegia" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000 – present time
Entity: "Investsberbank" Joint-Stock Commercial Bank (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Heinz S. Schimmelbusch

Born in: 1944

Education: higher professional education, Doctor of Economics

Offices occupied over the last 5 years:

Period: 1994 – present time
Entity: Allied Resource Corporation (USA)
Office: Chairman of the Board of Directors, Director General

Period: 1997 – present time
Entity: Safeguard International Fund L.P.
Office: Managing Director, partner and founder

Period: 1998 – present time
Entity: Metallurg Holdings, Inc.
Office: Chief Executive Officer, member of the Board of Directors

Period: 1998 – present time
Entity: ALD Vacuum Technologies AG
Office: Chairman of the Supervisory Board

Period: 1999 – present time
Entity: Becancour Silicon Inc.
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Pfalz-Flugzeugwerke GmbH
Office: Chairman of the Supervisory Board

Period: 2002 – present time
Entity: Metallurg Inc.
Office: Chairman of the Board of Directors, Director General

Period: 2003 – present time
Entity: Timminco Limited
Office: Chairman of the Board of Directors, Director General

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

The Issuer's single executive and members of the executive board:

Komarov Igor Anatolyevich

Born in: 1964

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2000
Entity: "National Reserve Bank" Joint-Stock Commercial Bank (Open Joint-Stock Company)
Office: First Deputy Chairman of the Management Board

Period: 2000-2002
Entity: "Joint Stock Commercial Savings Bank of the Russian Federation" Open Joint Stock Company
Office: Deputy Chairman of the Management Board

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2002-2004
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "National Organization for Financial Accounting and Reporting Standards" Foundation
Office: member of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General – member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Kotlyar Yuri Alexeevich

Born in: 1938

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1997-2001
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: First Deputy Director General

Period: 1999-2000
Entity: "Kola Mining and Metallurgical Company" Open Joint Stock Company
Office: member of the Board of Directors

Period: 1999-2003
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Board of Directors, Chairman of the Board of Directors (elected to the Board of Directors in 1996, 1997)

Period: 1999-2000
Entity: "Norilsk Mining Company" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2002
Entity: Leading Research and Design Institute of Nickel-Cobalt Industry of "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: Director General

Period: 2000-2002
Entity: Leading Research and Design Institute of Nickel-Cobalt Industry of "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Management Board

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Chairman of the Management Board

Period: 2001 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: Director General — Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Ralph Tavakolian Morgan

Born in: 1968

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1995-2004
Entity: McKinsey&Co. Inc.
Office: partner, junior partner, project manager

Period: 2004 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Morozov Denis Stanislavovich

Born in: 1973

Education: post-graduate professional education, Candidate of Economics

Offices occupied over the last 5 years:

Period: 1999-2001
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: Manager of the Corporate Structure Division, Manager of the Corporate Capital Management, Shareholder and Investor Division

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Manager, Legal Division

Period: 2001-2003
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: Manager, Legal Division (part-time officer)

Period: 2002 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Management Board

Period: 2002-2003
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Board of Directors

Period: 2002-2005
Entity: Gold-Mining "Polyus" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2002-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Office: Manager of the Office of the Board of Directors (part-time officer)

Period: 2003 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: Deputy Director General (part-time officer)

Period: 2003-2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: 0.000003%
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Prokhorov Mikhail Dmitryevich

Born in: 1965

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1993-2000
Entity: "United Export-Import Bank" (UNEXIM Bank) Joint-Stock Commercial Bank, Open Joint Stock Company
Office: Chairman of the Management Board, member of the Board of Directors

Period: 1998-2001
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000-2001
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: President

Period: 2000-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2000-2002
Entity: "International Finance Company" Joint-Stock Commercial Bank (closed joint stock company)
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director General-Chairman of the Management Board

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Rozenberg Jokves Iosifovich

Born in: 1943

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2003
Entity: "Norilskgasprom" Open Joint Stock Company
Office: member of the Board of Directors

Period: 1998-2000
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: Director for Economy, Deputy Director General

Period: 1999-2003
Entity: Leading Research and Design Institute of OJSC MMC Norilsk Nickel, Open Joint Stock Company
Office: member of the Scientific and Technical Council

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General, Deputy Director General — Chairman of the Scientific and Technical Council

Period: 2001-2001
Entity: "NORMETIMPEX" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2001
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Management Board

Period: 2002 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: 0.00042%
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Sprogis Viktor Yevgenyevich

Born in: 1961

Education: higher professional education

Offices occupied over the last 5 years:

Period: 2000-2001
Entity: "Raznoimport" Open Joint Stock Company
Office: First Deputy Director General

Period: 2001-2005
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General, Marketing

Period: 2005 – present time
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Finsky Maksim Valeryevich

Born in: 1966

Education: higher professional education, candidate of legal sciences

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: "International Finance Company" Joint-Stock Commercial Bank
Office: Manager of the Customer Relations Division, Director of the Commercial and Banking Operations Department, Deputy Chairman of the Management Board, First Deputy Chairman of the Management Board

Period: 2000-2002
Entity: "International Finance Company" Joint-Stock Commercial Bank
Office: member of the Board of Directors

Period: 2001-2002
Entity: "Babayevski" Confectionery Concern" Open Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2002 – present time
Entity: International Platinum Association e.V.
Office: member of the Board of Directors

Period: 2002-2003
Entity: "Murmansk Shipping Company" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2004 – present time
Entity: Metal Trade Overseas SA, Zug, Switzerland
Office: Chairman of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Cheskis Dmitry Semyonovich

Born in 1954

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1996-2001
Entity: "OKAMET" Limited Company
Office: Executive Director

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Manager, Domestic Market Division

Period: 2002-2004
Entity: "Normetimpex" Closed Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2002-2005
Entity: "Norilsk Metals" Limited Company
Office: Chairman of the Board of Directors

Period: 2003 – present time
Entity: "Yenisei Shipping Company" Open Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2003-2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Officer acting as single executive:

Prokhorov Mikhail Dmitryevich

5.3. Information on Remuneration, Benefits and/or Compensations of the Issuer Management Bodies

All types of remuneration paid to members of the Company's Board of Directors in 2005 — 5,838,583 Rubles*

All types of remuneration paid to members of the Company's Management Board and Director General in 2005 — 69,369,603 Rubles*

- The amount of remuneration paid to Director General – Chairman of the Management Board, M.D. Prokhorov, a member of the Board of Directors, as well as R.T. Morgan and L.B. Rozhetskin who during some periods of 2005 were concurrently present on the Board of Directors and the Management Board, is included in the total remuneration paid to members of the Management Board and Director General.

The General Shareholders Meeting of OJSC MMC Norilsk Nickel held on June 30, 2005 resolved that during their terms of office members of the Board of Directors of OJSC MMC Norilsk Nickel being "Independent

Directors" under paragraph 6.2.8 of the Articles of Association shall be paid a quarterly remuneration of 750,000 Rubles each and "Independent Director" — Chairman of the Audit Committee of the Board of Directors shall be paid a quarterly remuneration of 1,250,000 Rubles. "Independent Directors" are also reimbursed documented expenses incurred in the performance of their office duties (traveling and accommodation expenses, meals, interpreter services) not exceeding 2 mln Rubles a year each.

Members of the Company's executive bodies are paid remuneration provided for by the employment schedule.

5.4. Structure and Powers of the Issuer Internal Control Bodies

Extract from the Articles of Association:

8.1. Control over financial and business operations of the Company shall be exercised by the Audit Committee.

8.2. The Meeting shall elect the Audit Committee consisting of Five (5) members. Proceedings of the Audit Committee shall be specified by the Regulations for the Audit Committee approved by the Meeting.

Members of the Audit Committee shall not be members of the Board of Directors or occupy other offices in the Company's management.

8.3. The Audit Committee shall conduct audits annually and at any time when initiated by the Audit Committee or requested by the Meeting, the Board of Directors or shareholders holding in aggregate at least Ten (10) per cent of voting shares.

8.4. Officers of the Company's management shall furnish financial and business records of the Company requested by the Audit Committee.

8.5. The auditor shall audit financial and business operations of the Company on a contract basis in accordance with applicable regulations of the Russian Federation.

8.6. The Audit Committee and the auditor shall prepare opinions as provided for by applicable federal law and other regulations of the Russian Federation.

8.7. The Audit Committee and the auditor may demand convening of the extraordinary Meeting according to the procedure specified by the Federal Law.

The Company does not maintain an internal control service.

The Company has no by-law specifying the rules of prevention of insider information use.

5.5. Information on Members of the Issuer Internal Control Bodies

Basova Yulia Vasilyevna

Born in: *1964*

Education: higher professional education

Offices occupies over the last 5 years:

Period: 1993-2000
Entity: "United Export-Import Bank" (UNEXIM Bank) Joint-Stock Commercial Bank, Open Joint Stock Company
Office: Deputy Chairman of the Management Board, Vice President

Period: 2000-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: chief economic adviser to President

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General

Period: 2003-2005
Entity: "Kolenergo" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "Krasnoyarskenergo" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2003-2005
Entity: "Norilskgasprom" Open Joint Stock Company
Office: member of the Board of Directors, Chairman of the Board of Directors

Period: 2005 – present time
Entity: "Norilsk-Taimyr Power Company" Open Joint Stock Company
Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: 0.00019%
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Meshcheryakov Vadim Yuryevich

Born in: ***1969***

Education: higher professional education

Offices occupies over the last 5 years:

Period: ***1998-2000***
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: ***Manager of the Claim Administration Department of the Legal Division***

Period: 2000-2001
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: ***Director, Legal Department***

Period: 2001-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: ***adviser to the Bank President***

Period: 2003 - present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: ***Senior Vice President***

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Morozov Nikolay Vladimirovich

Born in: ***1967***

Education: higher professional education

Officcs occupies over the last 5 years:

Period: ***1998-2002***
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: ***Internal Control Service Manager***

Period: 2002-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: ***member of the Management Board***

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: ***Manager of the Audit Division, Director of the Internal Control Department***

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Rompel Olga Yuryevna

Born in: ***1957***

Education: higher professional education

Offices occupies over the last 5 years:

Period: ***1998-2002***
Entity: ***Krasnoyarsk Representative Office of "Norilsk Nickel" Mining and Metallurgical Open Joint Stock Company, Closed Joint Stock Company***
Office: Director, Tax and Arbitration Department

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: ***adviser to Director General***

Period: 2002 – present time
Entity: "Taimyr Oil Company" Limited Company
Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Firsik Olesya Vladimirovna

Born in: ***1970***

Education: higher professional education

Offices occupies over the last 5 years:

Period: ***1998-2003***
Entity: ***"International Finance Company" Joint-Stock Commercial Bank***
Office: ***Chief Accountant***

Period: 2003-2004
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Chief Accountant

Period: 2004 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: First Vice President

Period: 2005 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Chief Accountant

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

5.6. Information on Remuneration, Benefits and/or Compensations of the Issuer Internal Control Bodies

All types of remuneration paid to members of the Company's Audit Committee in 2005 — 10,851,105 Rubles.

5.7. Summary Data on Education and Composition of the Issuer Employees and Personnel Turnover

No information for the period under review is available.

5.8. Information on the Issuer Liabilities to Employees Relating to Their Participation in the Issuer's Authorized Capital

No such liabilities exist.

VI. Details of the Issuer Members (Shareholders) and Non-Arm's Length Transactions

6.1. Total number of the Issuer Members (Shareholders)

***Total number of shareholders recorded in the shareholders register of OJSC MMC Norilsk Nickel* — 60,327;**

including nominee holders — 15.

6.2. Details of the Issuer Members (Shareholders) Holding at Least 5 Per Cent of the Authorized Capital or at Least 5 Per Cent of Ordinary Shares and Details of the Issuer Members (Shareholders) Holding at Least 20 Per Cent of the Authorized Capital or at Least 20 Per Cent of Ordinary Shares

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED"
Location: Kato Pervolia, 33 Lythrodontas, Nicosia, Cyprus
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Shareholders (members) holding at least 20 per cent of the Issuer's authorized capital or 20 per cent of ordinary shares: N/A.

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED"
Location: Dionysou, 3A Strovolos, P.C. 2060 Nicosia, Cyprus
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Shareholders (members) holding at least 20 per cent of the Issuer's authorized capital or 20 per cent of ordinary shares: N/A.

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka
INN (taxpayer identification number): 8401005730
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

Shareholders (members) holding at least 20 per cent of the Issuer's authorized capital or 20 per cent of ordinary shares: N/A.

Full and abbreviated corporate name: ***ING BANK (Eurasia) Closed Joint Stock Company, ING Bank (Eurasia) ZAO — nominee holder***
Location: 127473, Moscow, Krasnoproletarskaya Street 36
Contact telephone, fax, e-mail: tel. (495) 755-5400; fax (495) 755-5499; e-mail: mail@ibimos.ru
Number, date of issue and term of validity of professional securities market member license, license issuer: perpetual License No. 177-03728-000100 issued by the Russian Federal Securities Commissions on December 7, 2000
Number of the Issuer ordinary shares registered in the name of the nominee holder: 82,521,332.

Full and abbreviated corporate name: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company) (nominee holder)
Location: Moscow, Mashi Poryvaevoi Street 11
Contact telephone, fax, e-mail: tel. (495) 956-9238, 440-7936, 440-7906; fax (495) 725-7698, 440-7914; e-mail Mailbox@rosbank.ru
Number, date of issue and term of validity of professional securities market member license, license issuer: perpetual License No. 177-05729-000100 issued by the Russian Federal Securities Commission on November 13, 2001

Number of the Issuer ordinary shares registered in the name of the nominee holder: 12,871,010

6.3. Government or Municipal Interests in the Issuer's Authorized Capital, Availability of Special Right ("Golden Share")

Government (municipal) interest in the Issuer's authorized capital: none

6.4. Restrictions on Participation in the Issuer's Authorized Capital

No such restrictions apply.

6.5. Changes in Composition and Interests of the Issuer Shareholders (Members) Holding at Least 5 Per Cent of the Authorized Capital or at Least 5 Per Cent of Ordinary Shares

Record date: April 19, 2000

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company, RAO "Norilsk Nickel"
Share in the Issuer's authorized capital: 100%
Block of ordinary shares held by the shareholders: 100%

Record date: February 15, 2001

Full and abbreviated corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company, RAO "Norilsk Nickel"
Share in the Issuer's authorized capital: 36.39%
Block of ordinary shares held by the shareholders: 36.39%

Full and abbreviated corporate name: Alturo Avenue Corp. Joint Stock Company, Alturo Avenue Corp.
Share in the Issuer's authorized capital: 19.97%
Block of ordinary shares held by the shareholders: 19.97%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 19.95%
Block of ordinary shares held by the shareholders: 19.95%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 12.67%
Block of ordinary shares held by the shareholders: 12.67%

Full and abbreviated corporate name: "TECHNOINVEST INC." Closed Joint Stock Company, ZAO "TECHNOINVEST INC."
Share in the Issuer's authorized capital: 6.45%
Block of ordinary shares held by the shareholders: 6.45%

Record date: March 10, 2001

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company, RAO "Norilsk Nickel"
Share in the Issuer's authorized capital: 36.39%
Block of ordinary shares held by the shareholders: 36.39%

Full and abbreviated corporate name: Alturo Avenue Corp. Joint Stock Company, Alturo Avenue Corp.
Share in the Issuer's authorized capital: 19.97%
Block of ordinary shares held by the shareholders: 19.97%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 19.95%
Block of ordinary shares held by the shareholders: 19.95%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 12.67%
Block of ordinary shares held by the shareholders: 12.67%

Full and abbreviated corporate name: "TECHNOINVEST INC." Closed Joint Stock Company, ZAO "TECHNOINVEST INC."
Share in the Issuer's authorized capital: 6.45%
Block of ordinary shares held by the shareholders: 6.45%

Record date: October 30, 2001

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company, RAO "Norilsk Nickel"
Share in the Issuer's authorized capital: 17.64%
Block of ordinary shares held by the shareholders: 17.64%

Full and abbreviated corporate name: KM Technologies (Overseas) Limited, KM Technologies (Overseas) Limited
Share in the Issuer's authorized capital: 14.53%
Block of ordinary shares held by the shareholders: 14.53%

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 13.12%
Block of ordinary shares held by the shareholders: 13.12%

Full and abbreviated corporate name: CLAYTON IMPORT&EXPORT S.A., CLAYTON IMPORT&EXPORT S.A.
Share in the Issuer's authorized capital: 10.18%
Block of ordinary shares held by the shareholders: 10.18%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 7.09%
Block of ordinary shares held by the shareholders: 7.09%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.09%
Block of ordinary shares held by the shareholders: 6.09%

Record date: February 11, 2002

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: SAFISER INVESTMENTS LTD, SAFISER INVESTMENTS LTD
Share in the Issuer's authorized capital: 15.34%
Block of ordinary shares held by the shareholders: 15.34%

Full and abbreviated corporate name: KM Technologies (Overseas) Limited, KM Technologies (Overseas) Limited
Share in the Issuer's authorized capital: 14.77%
Block of ordinary shares held by the shareholders: 14.77%

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 13.05%
Block of ordinary shares held by the shareholders: 13.05%

Full and abbreviated corporate name: CLAYTON IMPORT&EXPORT S.A., CLAYTON IMPORT&EXPORT S.A.
Share in the Issuer's authorized capital: 8.59%
Block of ordinary shares held by the shareholders: 8.59%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 7.79%
Block of ordinary shares held by the shareholders: 7.79%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.09%
Block of ordinary shares held by the shareholders: 6.09%

Record date: May 16, 2002

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 13.86%
Block of ordinary shares held by the shareholders: 13.86%

Full and abbreviated corporate name: "Interros Estate" Closed Joint Stock Company, ZAO "Interros Estate"
Share in the Issuer's authorized capital: 13.49%
Block of ordinary shares held by the shareholders: 13.49%

Full and abbreviated corporate name: "KM Invest" Closed Joint Stock Company, ZAO "KM Invest"
Share in the Issuer's authorized capital: 6.74%
Block of ordinary shares held by the shareholders: 6.74%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.09%
Block of ordinary shares held by the shareholders: 6.09%

Record fate: May 14, 2003

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%

Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 10.05%
Block of ordinary shares held by the shareholders: 10.05%

Full and abbreviated corporate name: Credit Suisse First Boston Securities Closed Joint Stock Company, ZAO Credit Suisse First Boston Securities
Share in the Issuer's authorized capital: 9.58%
Block of ordinary shares held by the shareholders: 9.58%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 7.15%
Block of ordinary shares held by the shareholders: 7.15%

**- ADR*

Record date: November 13, 2003

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 20.9%
Block of ordinary shares held by the shareholders: 20.9%

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 7.09%
Block of ordinary shares held by the shareholders: 7.09%

**- ADR*

Record date: May 7, 2004

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 27.3%
Block of ordinary shares held by the shareholders: 27.3%

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 7.00%
Block of ordinary shares held by the shareholders: 7.00%

**- ADR*

Record date: October 8, 2004

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 24.18%
Block of ordinary shares held by the shareholders: 24.18%

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.97%
Block of ordinary shares held by the shareholders: 6.97%

**- ADR*

Record date: May 12, 2005

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 35.29%
Block of ordinary shares held by the shareholders: 35.29%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.87%
Block of ordinary shares held by the shareholders: 6.87%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

**- ADR*

Record date: August 11, 2005

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 36.51%
Block of ordinary shares held by the shareholders: 36.51%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.84%
Block of ordinary shares held by the shareholders: 6.84%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

**- ADR*

Record date: November 11, 2005

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 36.46%
Block of ordinary shares held by the shareholders: 36.46%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.79%
Block of ordinary shares held by the shareholders: 6.79%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

** - ADR*

Record date: January 1, 2006

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 36.41%
Block of ordinary shares held by the shareholders: 36.41%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INVEST Holding Company" Closed Joint Stock Company, ZAO "INVEST HC"
Share in the Issuer's authorized capital: 6.59%
Block of ordinary shares held by the shareholders: 6.59%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

** - ADR*

6.6. Information on Non-Arm's Length Transactions Executed by the Issuer

In Quarter IV 2005 the Board of Directors of OJSC MMC Norilsk Nickel approved 11 non-arm's length transactions for a total amount of 6,246,370.4 thousand Rubles.

The total amount of non-arm's length transactions over Quarter IV 2005 is 6,229,578.2 thousand Rubles. All transactions were approved by the Board of Directors.

The price of each non-arm's length transaction was less than 5 per cent of the Issuer's assets balance-sheet value.

6.7. Accounts Receivable

No information for the period under review is available.

VII. The Issuer Accounts and Other Financial Information

7.1. Annual Accounts

No information for the period under review is available.

7.2. Quarterly Accounts for the Last Full Quarter

No information for the period under review is available.

7.3. Consolidated Accounts for the Last Full Fiscal Year

No information for the period under review is available.

7.4. The Issuer's Accounting Policy

See in the Appendix.

7.5. Export Sales and Export Share in Total Sales

No information for the period under review is available.

7.6. Value of the Issuer's Property and Significant Changes in the Issuer's Assets after the End of the Last Full Fiscal Year

Information on the total property value and accumulated depreciation as of the end of the quarter under review will be provided in the Quarterly Report for quarter 1 2006 after preparation of the Company's annual financial statements for 2005.

During 12 months prior to the end of the period under review, two assets owned by OJSC MMC Norilsk Nickel were appraised to be disposed of. According to the independent appraisal the assets' market value was 6,514.8 thousand Rubles less VAT.

During 12 months of 2005, OJSC MMC Norilsk Nickel acquired 70 property items, the property's acquisition cost being 251,529.7 thousand Rubles.

During 12 months of 2005, OJSC MMC Norilsk Nickel disposed of 2 property items. One under a contract of sale in the amount of 19,000 thousand Rubles, and the other – a contribution in the amount of 379 thousand Rubles.

7.7. Litigation Which May Significantly Affect Financial and Business Operations of the Issuer

The Issuer is not a party of any litigation.

VIII. Additional Information on the Issuer and Issued Regular Securities

8.1. Additional Information on the Issuer

8.1.1. Amount and structure of the Issuer's authorized capital

According to the Articles of Association the Issuer's authorized capital amounts to: 213,905,884 Rubles.

The authorized capital is divided into 213,905,884* ordinary shares with par value of 1 Ruble each.

* - out of the mentioned stock, 12,478,704 shares are on OJSC MMC Norilsk Nickel's balance, and 10,799,433 shares have been bought back from the shareholders in the context of the Company reorganization. On December 16, 2005, the Board of Directors adopted a resolution to hold an extraordinary General Meeting of OJSC MMC Norilsk Nickel's Shareholders on February 17, 2006 in the agenda of which a question of reducing the Company's registered capital by means of retirement of the acquired and bought out shares was included.

Since October 2001 the ADR (American Depositary Receipts) of shares of OJSC MMC Norilsk Nickel have been traded on foreign over-the-counter markets:
class (type) of shares traded outside the Russian Federation: the program of 1st class American Depositary Receipts (ADR) of ordinary shares in OJSC MMC Norilsk Nickel sponsored by the Bank of New York;
ratio of shares traded outside the Russian Federation to total number of shares of the same class (type): 36.41%;
name and location of the foreign issuer whose securities certify the rights to the Issuer's shares: The Bank of New York Depositary Receipts Division, 101 Barclay Street, 22nd Floor, New York, New York 10286, telephone: 212-815-2293; fax: 212-571-3050/1/2;
brief description of the program (program type) of issue of the foreign issuer's securities certifying the rights to the Issuer's shares: the program of sponsored 1st class ADR;
information on the authorization by the Federal Commission of the Issuer's shares trading outside the Russian Federation (if applicable):
Resolution of the Russian Federal Securities Commission No. 475-r of June 9, 2001;
Resolution of the Russian Federal Securities Commission No. 04-427/r of February 17, 2004;
name of the foreign trader(s) of the foreign issuer's securities certifying the rights to the Issuer's shares (if applicable): the Company's ADR are traded by NASDAQ in over-the-counter sections of the London Stock Exchange, the Berlin Stock Exchange;
other information on the Issuer's shares trading outside the Russian Federation to be disclosed at the Issuer's discretion: the Issuer's shares ADR ticker in the USA — NILSY US, in the United Kingdom — MNOD LI, in Germany — NNIA GR.

8.1.2. Changes in the amount of the Issuer's authorized capital

Date	*Authorized capital* (Rubles)*	*Reason of change*
September 15, 2000**	170,645	Resolution to increase the authorized capital by issuing additional shares adopted by the extraordinary General Shareholders Meeting of OAO "Norilsk Mining Company" on July 12, 2000, Minutes No. 1
February 15, 2001**	122,471,917	Resolution to increase the authorized capital by issuing additional shares adopted by the extraordinary General Shareholders Meeting of OAO "Norilsk Mining Company" on September 21, 2000, Minutes No. 2
September 28, 2001**	252,667,409	Resolution to increase the authorized capital by issuing additional shares adopted by the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel on February 21, 2001, Minutes No. 1
June 28, 2002	213,905,884	Resolution to reduce the authorized capital OJSC MMC Norilsk Nickel by partial redemption of outstanding shares adopted by the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel on March 29, 2002, Minutes No. 1

* *The authorized capital of OJSC MMC Norilsk Nickel consists of registered ordinary shares with par value of 1 Ruble each.*
** *Date of registration of the Issue Report.*

As of the end of the period under review 12,478,704 shares were on OJSC MMC Norilsk Nickel's balance, and 10,799,433 shares have been bought back from the shareholders in the context of the Company reorganization. On December 16, 2005, the Board of Directors adopted a resolution to hold an extraordinary General Meeting of OJSC MMC Norilsk Nickel's Shareholders on February 17, 2006 in the agenda of which a question of reducing the Company's registered capital by means of retirement of the acquired and bought out shares was included.

8.1.3. Formation and spending by the Issuer of the reserve fund and other funds

Information on the formation and spending by the Issuer of the reserve fund and other funds will be provided in the Quarterly Report for quarter I 2006 after preparation of the Company's annual financial statements for 2005.

8.1.4. Procedure of convening and holding the Issuer's supreme management body

Name of the Issuer's supreme management body: General Shareholders Meeting.

Procedure of notifying shareholders (members) of the meeting of the Issuer's supreme management body:

The notice of the Meeting shall be published in the "Izvestia", the "Russian Newspaper" and the "Taimyr" at least 20 days before the date of the Meeting and the notice of the Meeting convened to discuss reorganization of the Company at least 30 days before the date of the Meeting. In the Meeting is held by absentee vote the notice shall be published in the above papers at least 20 days before the deadline for filing absentee ballots.

The notice of the Meeting shall be given by registered mail to any person entitled to attend the General Shareholders Meeting.

The Company may additionally notify its shareholders of the Meeting by publishing the relevant information on its Internet site and by e-mail.

The Company may publish the notice of the Meeting earlier than provided for in the first paragraph hereof.

The Board of Directors may resolve on additional publication of the notice in other printed media.

The notice of the Meeting shall specify:
- full corporate name and location of the Company;
- form of the Meeting (by personal presence or absentee vote);
- date, place and time of the Meeting (including the beginning of shareholder registration) and the Company's mailing address if completed ballots may be mailed to the Company under paragraph 3, Article 60 of the Federal Law or the deadline for filing ballots and the mailing address to which completed ballots shall be sent if the Meeting is held by absentee vote;
- record date;
- the Meeting's agenda specifying the authors of items on the agenda;
- procedure of inspecting information (materials) to be presented in preparation for the Meeting and the office(s) where such information is available.

If a nominee holder of the Company shares is recorded in the shareholders register the notice of the Meeting shall be sent to the nominee's address unless the list of persons entitled to attend the Meeting contains other mailing address to which the notice shall be sent.

Persons (bodies) authorized to call (request calling of) the extraordinary meeting of the Issuer's supreme management body and procedure of filing such requests:

All Meetings except the annual Meeting shall be deemed extraordinary. The extraordinary Meeting may be called by the Board of Directors or if requested by the Audit Committee, the Company auditor and shareholder(s) holding at least 10 per cent of voting shares on the date of calling.

The extraordinary Meeting requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be convened by the Board of Directors. The Board of Directors shall

within five days convene the extraordinary Meeting requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares or reject the request. The resolution of the Board of Directors shall be notified within three days.

The request to call the extraordinary Meeting may only be rejected as specified by the Federal Law.

The extraordinary Meeting called as requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be held within 40 days of the request. If the proposed agenda of the extraordinary Meeting provides for election of the Board of Directors the Meeting shall be held within 70 days of the request.

The Board of Directors shall not modify the wording of the agenda items or the suggested form of the extraordinary Meeting called at the request of the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares.

If the Board of Directors fails to call the extraordinary Meeting within the period specified above or rejects the request the extraordinary Meeting may be convened by the relevant bodies and persons.

In that case the Meeting may resolve that the cost of preparation and holding the Meeting be reimbursed by the Company.

If the proposed agenda of the extraordinary Meeting provides for election of members of the Board of Directors to be elected by cumulative vote the Company shareholder(s) holding in aggregate at least 2 per cent of voting shares may nominate members of the Board of Directors whose number shall not exceed the Board's composition. Such nominations shall be notified to the Company at least 30 days before the date of the extraordinary Meeting.

Procedure of appointing the date of the meeting of the Issuer's supreme management body: The Company shall convene the annual Meeting not earlier than two months nor later than six months after the end of its fiscal year. The extraordinary Meeting called as requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be held within 40 days of the request. If the proposed agenda of the extraordinary Meeting provides for election of the Board of Directors the Meeting shall be held within 70 days of the request.

Persons entitled to and the procedure of placing items on the agenda of the meeting of the Issuer's supreme management body:

Any shareholder(s) holding at least two per cent of voting shares may place items on the agenda of the annual and extraordinary Meetings and nominate members of the Board of Directors and the Audit Committee whose number shall not exceed the composition thereof. The items to be placed on the agenda and the list of nominees to the Board of Directors and the Audit Committee shall be notified to the Company within 30 days of the end of fiscal year. In addition to information specified in paragraph 4, Article 53 of the Federal Law the notice of nominations to the Board of Directors and the Audit Committee shall contain the following information:

- full name;
- date of birth;
- education;
- offices occupies over the last five years;
- record of conviction of economic crime or crime against the state;
- shareholding;
- offices occupied in other legal entities' management (including full names of such legal entities and the date of appointment);
- the nominee's written acceptance of the office.

If the proposed agenda of the extraordinary Meeting provides for election of members of the Board of Directors to be elected by cumulative vote the Company shareholder(s) holding in aggregate at least 2 per cent of voting shares may nominate members of the Board of Directors whose number shall not exceed the Board's composition. Such nominations shall be notified to the Company at least 30 days before the date of the extraordinary Meeting.

Persons entitled to inspect and the procedure of inspecting information (materials) to be presented in preparation for the Meeting.

Information (materials) to be presented to persons entitled to attend the Meeting shall include annual accounts including opinions of the Company auditor and the Audit Committee, details of nominees to the Board of Directors, the Audit Committee, the Company's executive bodies, draft amendments and modification to the Articles of Association and new version of the Articles of Association, draft by-laws of the Company, draft resolution of the Meeting, the Company's annual statement, report of the Board of Directors explaining their position on items of the agenda. The Board of Directors may resolve that during preparation for the Shareholders Meeting members of the Board may offer special opinion.

The list of persons entitled to attend the Meeting shall be presented by the Company to any persons entered in the list and holding at least 1 per cent of votes. The details and mailing addresses of individuals entered in the list shall only be disclosed with consent of such individuals.

At the request of any person concerned the Company shall within three days issue an excerpt from the list of persons entitled to attend the Meeting containing the details of such person or a certificate specifying that the person is not on the list of persons entitled to attend the Meeting.

8.1.5. Details of business entities in which the Issuer holds at least 5 per cent of the authorized capital or at least 5 per cent of ordinary shares

Full corporate name: "Kolenergo" Open Joint Stock Power and Electrification Company
Abbreviated corporate name: OAO "Kolenergo"
Location: 184363, Murmansk Region, township of Murashi, Kirov Street 2
Issuer's share in the business entity's authorized capital: 14.85%
Block of the business entity's ordinary shares held by the Issuer: 10.02%
Business entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the business entity: none

Full corporate name: "Murmansk Thermal Power Plant" Open Joint Stock Company
Abbreviated corporate name: OAO "Murmansk Thermal Power Plant"
Location: 183780, Murmansk, Shmidt Street 14
Issuer's share in the business entity's authorized capital: 14.83 %
Block of the business entity's ordinary shares held by the Issuer: 10.01 %
Business entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the business entity: none

Full corporate name: "Apatity Thermal Power Plant" Open Joint Stock Company
Abbreviated corporate name: OAO "Apatity Thermal Power Plant"
Location: 184200, Apatity, Murmansk Region
Issuer's share in the business entity's authorized capital: 14.83 %
Block of the business entity's ordinary shares held by the Issuer: 10.01 %
Business entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the business entity: none

Full corporate name: "Kola Generating Company" Open Joint Stock Company
Abbreviated corporate name: OAO "Kola GC"
Location: 184355, township of Murmashi, Murmansk Region, Kirov Street 2
Issuer's share in the business entity's authorized capital: 14.83 %
Block of the business entity's ordinary shares held by the Issuer: 10.01 %
Business entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the business entity: none

Full corporate name: "Samara Bearing Plant" Open Joint Stock Company
Abbreviated corporate name: OAO "SPZ"
Location: Russian Federation, 443009, Samara, Kalinin Street 1
Issuer's share in the business entity's authorized capital: 5.55%

Block of the business entity's ordinary shares held by the Issuer: 5.55%
Business entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the business entity: none

8.1.6. Information on major transactions executed by the Issuer

In the period under review the Issuer did not execute major transactions giving rise to liabilities accounting for 10 per cent or more of balance-sheet value of the Issuer's assets.

8.1.7. Information of credit ratings of the Issuer

Standard & Poor's Rating Agency

Object of credit rating (issuer, issuer securities):
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Credit rating as of the end of the quarter under review:

Standard & Poor's

International rating / forecast	*National rating / forecast*
BB+ / stable	ruAA+ / stable

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	*Credit rating value*
August 9, 2004	BB / stable *(international rating / forecast)*
	RuAA / stable *(national rating / forecast)*
August 10, 2005	BB+ / stable *(international rating / forecast)*
	RuAA+ / stable *(national rating / forecast)*

Full corporate name (name — for non-profit organization) of the rating agency: Standard & Poor's International Services
Abbreviated corporate name: Standard & Poor's;
Location: 55 Water Street, New York, USA.

Description of the rating system or Internet site where information on the rating system is available (published): the rating agency evaluates the ability and readiness of the issuer to promptly meet its obligations based on the analysis of the Company information. A more detailed description of the rating system may be found at: http://www.standardandpoors.ru/

Moody's Rating Agency

Object of credit rating (issuer, issuer securities):
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Credit rating as of the end of the quarter under review:

Moody's

*Corporate Family Rating / Forecast**	*Long Term Issuer Rating / Forecast**	*National Rating / Forecast*
Ba1 / stable	Ba2 / stable	Aa1.ru / stable

* - In August 2005 the rating names were changed, former names "Senior Implied Rating / Forecast" and "Senior Unsecured Issuer Rating / Forecast" respectively.

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	*Credit rating value*

August 9, 2004	Ba1 / stable *(Senior Implied Rating / Forecast)*
	Ba2 / stable *(Senior Unsecured Issuer Rating / Forecast)*
October 24, 2005	Aa1.ru / stable *(National Rating / Forecast)*

Full corporate name (name — for non-profit organization) of the rating agency: Moody's Investors Service Ltd;
Abbreviated corporate name: Moody's;
Location: 2 Minster Court Mincing Lane London EC3R 7XB.

Description of the rating system or Internet site where information on the rating system is available (published): the rating agency evaluates the ability and readiness of the issuer to promptly meet its obligations based on the analysis of the Company information. A more detailed description of the rating system may be found at: http://www.moodys.com/cust/default.asp

Fitch Ratings Ltd Rating Agency

Object of credit rating (issuer, issuer securities):
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Credit rating as of the end of the quarter under review:

Senior Unsecured Rating / Forecast	*Short Term Rating*	*National Rating / Forecast*
BBB- / stable	F3	N/A

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	*Credit rating value*
December 21, 2005	BBB- / stable *(Senior Unsecured Rating / Forecast)*
	F3 *(Short Issuer Rating)*

Full corporate name (name — for non-profit organization) of the rating agency: Fitch Ratings Ltd.
Abbreviated corporate name: Fitch;
Location: Eldon House, 2 Eldon Street London, EC2M 7UA Great Britain.

Description of the rating system or Internet site where information on the rating system is available (published): the rating agency evaluates the ability and readiness of the issuer to promptly meet its obligations based on the analysis of the Company information. A more detailed description of the rating system may be found at: www.fitchratings.com

Other information on credit rating pointed out by issuer at its own discretion.

Put together the assigned ratings show that Norilsk Nickel has the highest rating among private Russian companies. The ratings reflect the Company's unique resources and financial stability and its leading position on the world nickel, palladium, platinum, copper and gold market.

No credit rating has been assigned to the Issuer's securities.

8.2. Details of Each Class of the Issuer's Shares

Class (ordinary, preference), type for preference shares: ordinary shares

Par value per share: 1 Ruble

Number of outstanding (non-redeemed or non-canceled) shares: 213,905,884*

Number of additionally issued shares (for which the issued report has not been subject to state registration): none

Number of authorized shares: none

Number of shares held by the Issuer: 12,478,704

Number of additional shares which may be issued through the conversion of outstanding securities or meeting option commitments: none

Number and date of state registration:
1-04-40155-F of January 10, 2001;
1-04-40155-F of May 23, 2001.

Rights granted by shares:

shareholder's right to declared dividends and the order of payment of dividends on particular types of preference shares if the Issuer's articles of association provide for issue of two or more types of preference shares on which dividend is specified: the Articles of Association do not provide for issue of preference shares;

ordinary share holder's right to attend and vote at the general shareholders meeting: shareholders may attend the Meeting and vote on all items within authority thereof (unless otherwise provided for by the Federal Law and other applicable regulations of the Russian Federation one share shall give one vote);

rights of holders of particular types of preference shares to convert them into ordinary shares or preference shares of other types and the conversion procedure (number, classes (types) of shares and other terms of conversion) if provided for by the articles of association: the Articles of Association do not provide for issue of preference shares;

shareholder's right to the Issuer's assets in case of liquidation and the order of paying liquidation value on particular types of preference shares if the Issuer's articles of association provide for issue of two or more types of preference shares for which liquidation value is specified: the Articles of Association do not provide for issue of preference shares;

other information on shares to be disclosed at the Issuer's discretion: N/A.

* - out of the mentioned stock, 10,799,433 ordinary shares have been bought back from the shareholders in the context of the Company reorganization. On December 16, 2005, the Board of Directors adopted a resolution to hold an extraordinary General Meeting of OJSC MMC Norilsk Nickel's Shareholders on February 17, 2006 in the agenda of which a question of reducing the Company's registered capital by means of retirement of the acquired (being on the Company's balance) and bought out shares was included.

8.3. Information on Previous Issues of Regular Securities Except Shares

8.3.1. Totally redeemed (canceled) securities issues

No such issues exist.

8.3.2. Outstanding securities issues

No such issues exist.

8.3.3. Issues under which the Issuer is in default

No such issues exist.

8.4. Details of person(s) securing issued debentures

No such persons exist.

8.5. Secured Liabilities under Debenture Issues

No debentures were issued.

8.6. Details of Registrars of Rights to the Issuer Regular Securities

Registrar:

full and abbreviated name:
"National Registration Company" Closed Joint Stock Company, ZAO NRC;

location: 121357, Moscow, Veresayev Street 6

License data:
license number: 10-000-1-00252
date of issue: September 6, 2002
term of validity: perpetual
issued by: Russian Federal Securities Commission

Other registrar details:
mailing address: 121357, Moscow, Veresayev Street 6
tel.: (495) 440 63 45; ***fax:*** (495) 440 63 55
e-mail: info@nrcreg.ru

8.7. Information on Applicable Capital Export and Import Regulations Which May Affect Dividends, Interest or Other Distributions Due to Non-Residents

Tax on return in investments in business entities (in this case dividends) is assessed according to the Tax Code of the Russian Federation (Part One No. 146-FZ of July 31, 1998 and Part Two No. 117-FZ of August 3, 2000).

Foreign exchange transactions involving capital movement are taxed according to Federal Law "On Exchange Control and Regulation" No. 173-FZ of December 10, 2003 (as amended on June 29, 2004) and the Regulations of the Central Bank of the Russian Federation for authorization of particular transactions involving capital movement:

Regulation of the Central Bank of Russia No. 258-P of June 1, 2004;
Regulation of the Central Bank of Russia No. 259-P of June 7, 2004;
Regulations of the Central Bank of Russia No. and the State Customs Committee of the Russian Federation Nos. 243-P and 01-100/1 of December 22, 2003;
Regulation of the Central Bank of Russia No. 27-P of April 29, 1998;
Instruction of the Central Bank of Russia No. 1450-U of June 15, 2004;
Instruction of the Central Bank of Russia No. 1441-U of June 10, 2003;
Resolution of the State Customs Committee of the Russian Federation "On Export Duty Rates" No. 865 of August 6, 2003 (as amended on October 2 and 17, November 28, December 11, 2003; January 16, February 20 and 26, April 12, June 17, August 23, October 6, November 18, December 17 and 30, 2004; January 20, February 8, March 15, April 7 and 15, 2005).

8.8. Tax Assessment of the Issuer's Regular Securities Issue Proceeds

Tax on regular securities issue proceeds is assessed as specified by applicable tax regulations of the Russian Federation (Tax Code of the Russian Federation, Chapter 23 "Personal Income Tax" and Chapter 25 "Corporation Income Tax").

1. Tax on securities transactions

1.1. Tax on personal income from transactions in the Issuer's securities

The procedure of tax assessment of personal income from securities transactions is specified in Chapter 23 of Russian Tax Code (Chapters 214-1,220,224).

Income (loss) from securities transactions shall be determined for all transactions in securities of a particular class executed during the tax period under review less losses.

Income (loss) from securities transactions shall be determined as the difference between total proceeds from securities sale and documented cost of securities acquisition, sale and holding actually incurred by taxpayers or material deductions intended to reduce proceeds of securities transactions.

If the taxpayer cannot produce a documentary evidence of its expenses it may take the advantage of material deduction as provided for the Tax Code of the Russian Federation.

The taxpayer shall be entitled to material deduction of the full amount of proceeds received from transaction in securities held for a period of three or more years; in case the taxpayer held securities for less than 3 years such material deduction shall not exceed 125 thousand Rubles.

The taxpayer may take the advantage of material tax deduction or deduction of documented incurred expenses if the tax is calculated and withheld by the income source (broker, trustee, management company holding in trust the assets constituting a unit investment fund or other party executing transactions for the benefit of the taxpayer under a contract of agency or other similar contract) or upon expiry of the tax period at the time of filing tax return with tax authorities.

If income is paid by several sources material deduction may only be made by one source at the taxpayer's option.

Individuals who are not tax residents of the Russian Federation shall not be entitled to material deductions.

The tax on income of individual tax residents of the Russian Federation shall be assessed at the rate of 13 per cent.

The tax on income of individual tax non-residents of the Russian Federation shall be assessed at the rate of 30 per cent.

The tax base for securities transactions shall be defined as proceeds from securities transactions over the tax period under review.

The tax agent shall assess and pay tax upon expiry of the tax period or at the time of cash disbursement to the taxpayer before expiry of the tax period.

If the assessed tax cannot be withheld from the taxpayer by the income source the tax agent (broker, trustee or other party executing transactions for the benefit of the taxpayer under a contract of agency or other similar contract) shall within one month notify in writing local tax authorities of the impossibility of withholding and the sum due from the taxpayer.

In that case if an individual executed securities transactions unassisted by parties deemed to be tax agents (broker, trustee or other party executing transactions for the benefit of the taxpayer under a contract of agency or other similar contract) such individual shall assess and pay tax and file tax return.

1.2. Tax on legal entities' income from transactions in the Issuer's securities

The procedure of determining the tax base for securities transactions is specified in Chapter 25 of the Russian Tax Code (Article 280, Articles 309, 310, 329). The Tax Code specifies a special accounting procedure of profit and loss relating to securities transactions.

The taxpayer's proceeds from sale or other disposal of securities (including redemption thereof) shall be calculated based on the selling of disposal price and accrued interest income (coupon yield) paid by the purchaser to the taxpayer and accrued interest income (coupon yield) paid by the issuer (promisor) to the taxpayer. The assessment of tax on the taxpayer's proceeds from securities sale or other disposal shall not include interest income (coupon yield) earlier included in tax assessment.

The cost of securities sale (or other disposal) including units in unit investment funds shall be determined based of the acquisition price (including acquisition costs), cost of sale, any discounts from the estimates unit value, accrued interest income (coupon yield) paid by the taxpayer to the seller of securities. Such costs shall not include interest income (coupon yield) earlier included in tax assessment.

The market price of securities traded on organized securities market shall mean the actual price of securities sale or other disposal if such price falls within the interval between the maximum and minimum prices (price interval) of transactions in such securities recorded by the market maker on securities market on the date of the relevant transaction. If on that date the same securities were traded on securities market by two or more market makers the taxpayer may select the market maker whose price interval shall be used for tax purposes.

If the taxpayer sold securities traded on organized securities market and the transaction price is within the price interval recorded by the market maker such price shall be deemed market price for tax purposes.

If securities traded on organized securities market are sold at a price lower that the recorded minimum price the minimum price of transactions on organized securities market shall be assumed.

Profit (loss) from transactions in securities traded and not traded on organized securities market shall be accounted separately for tax purposes.

Russian business entities and foreign business entities acting through permanent establishments within the Russian Federation shall pay tax at the rate of 24 per cent as provided for by applicable law of the Russian Federation.

Foreign entities not engaged in business in the Russian Federation shall pay tax at the income source; in particular such tax shall be paid on stock sales proceeds by Russian entities holding assets in the Russian Federation more than 50 per cent of which consist of immovable property and other similar proceeds. Proceeds from sale of securities or relating derivatives on foreign stock exchanges shall not be deemed income received from sources within the Russian Federation.

Tax base of foreign entities trading in shares of Russian business entities holding assets in the Russian Federation more than 50 per cent of which consist of immovable property may be reduced by the sum of documented expenses as provided for by applicable law of the Russian Federation. In that case the difference between the foreign entity's sales proceeds and expenses shall be taxed at the rate of 24 per cent.

In other instances tax on such income of foreign business entities shall be assessed at the rate of 20 per cent.

1.3. If international treaties of the Russian Federation containing provisions relating to taxation specify other tax regulations than provided for by applicable Russian law provisions of such international treaties shall apply.

2. Tax on dividends

2.1. Tax on dividends received by individuals

Tax on income received by individuals in the form of dividends on the Company shares is assessed according to Part Two of the Tax Code of the Russian Federation (Chapter 23).

Dividends received by individual tax residents of the Russian Federation shall be taxed at the rate of 9 per cent.

Dividends received by individual tax non-residents of the Russian Federation shall be taxed at the rate of 30 per cent.

Business entities from which the taxpayer receives income (tax agents) shall assess, deduct and pay tax.

If the assessed tax cannot be withheld from the taxpayer the tax agent shall within one month notify in writing local tax authorities of the impossibility of withholding and the sum due from the taxpayer.

Tax agents shall pay assessed and withheld tax by the date of actual money receipt from the bank and the date of income transfer from tax agents' bank accounts to the taxpayer's account or third party bank accounts on the taxpayer's instruction.

Tax agent shall otherwise pay assessed and withheld tax on the day following the date of actual income receipt by the taxpayer.

2.2. Tax on dividends received by legal entities

Tax on income received by legal entities in the form of dividends on the Company shares is assessed according to Part Two of the Tax Code of the Russian Federation (Chapter 25).

Dividends received by legal entity tax residents of the Russian Federation shall be taxed at the rate of 9 per cent.

Dividends received by legal entity tax non-residents of the Russian Federation shall be taxed at the rate of 15 per cent.

The source of income (tax agent) shall deduct and pay tax within 10 days of income payment.

If dividends are paid to a foreign legal entity and/or individual who is no tax resident of the Russian Federation the taxpayer's tax base for each payment of dividends shall be equal to received dividends and subject to taxation.

2.3. Total tax shall be calculated by multiplying the applicable tax rate and the difference between dividends to be distributed among shareholders during the tax period under review reduced by dividends payable by the tax agent to foreign legal entity and individual tax non-residents during the tax period under review and dividends received by the tax agent during the tax period under review and the previous tax period unless such dividends were included in dividend tax assessment.

Tax agents shall assess tax to be withheld from the taxpayer's income based on total tax and the share of each taxpayer in total dividends.

2.4. If international treaties of the Russian Federation containing provisions relating to taxation specify other tax regulations than provided for by applicable Russian law provisions of such international treaties shall apply.

8.9. Dividend Declared on the Issuer Shares and Return of the Issuer Debentures

Class of shares: ordinary shares

Declared dividend per share: 3,935.65 Rubles
Total dividend per class of shares: 393,565,000 Rubles

The Issuer's management body authorized to approve payment of (declare) dividends: general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: minutes of the annual general shareholders meeting of June 17, 2000

Period of payment of dividends declared on the Issuer shares: dividends paid on: July 26, 2000

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: the year of 1999

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: 393,565,000 Rubles

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: dividends were paid in full

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: N/A

Class of shares: ordinary shares

Declared dividend per share: 23 Rubles
Total dividend per class of shares: 5,006,350,407 Rubles

The Issuer's management body authorized to approve payment of (declare) dividends: general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: minutes of the annual general shareholders meeting of June 30, 2002

Period of payment of dividends declared on the Issuer shares: by October 15, 2002

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: the year of 2001

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: 4,987,551,427.66 Rubles

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: N/A

Class of shares: ordinary shares

Declared dividend per share: 21.7 Rubles
Total dividend per class of shares: 4,641,757,682.8 Rubles

The Issuer's management body authorized to approve payment of (declare) dividends: general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: minutes of the annual general shareholders meeting of June 30, 2003

Period of payment of dividends declared on the Issuer shares: dividends paid by: August 29, 2003

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: the year of 2002

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: 4,640,719,935.80 Rubles

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: N/A

Class of shares: ordinary shares

Declared dividend per share: 42.1 Rubles
Total dividend per class of shares: 9,005,437,716.4 Rubles

The Issuer's management body authorized to approve payment of (declare) dividends: extraordinary general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: minutes of the extraordinary general shareholders meeting of December 29, 2003

Period of payment of dividends declared on the Issuer shares: dividends paid by: February 28, 2004

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: nine months of the year of 2003

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: 9,004,350,022.92 Rubles

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: the annual general shareholders meeting of OJSC MMC Norilsk Nickel of June 24, 2004 resolved as follows: "To declare the 2003 annual dividend on shares in OJSC MMC Norilsk Nickel of 42.1 Rubles per ordinary share taking into account interim dividends of 42.1 Rubles per share paid for 9 months of the year of 2003".

Class of shares: ordinary shares

Declared dividend per share: 41.4 Rubles
Total dividend per class of shares: 8,855,703,597.6 Rubles

The Issuer's management body authorized to approve payment of (declare) dividends: extraordinary general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: minutes of the extraordinary general shareholders meeting of November 26, 2004

Period of payment of dividends declared on the Issuer shares: dividends paid by: December 31, 2004

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: dividends for 9 months of the year of 2004

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: 8,841,597,020.60 Rubles

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: N/A

Class of shares: ordinary shares

Declared dividend per share: 28 Rubles
Total dividend per class of shares: 5,639,961,040 Rubles*

**** no dividends are declared on 12,478,704 shares held by the Company***

The Issuer's management body authorized to approve payment of (declare) dividends: general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: annual general shareholders meeting of June 30, 2005; minutes of June 30, 2005

Period of payment of dividends declared on the Issuer shares: dividends paid by: August 29, 2005

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: dividends of 28 Rubles per share paid for the year of 2004 taking in account dividends of 41.4 Rubles per share paid for 9 months of the year 2004, total 2004 dividend per share being 69,4 Rubles

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: 5,637,711,975.00 Rubles

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: N/A

Class of shares: ordinary shares

Declared dividend per share: 43 Rubles.
Total dividend per class of shares: 8,661,368,740 Rubles*

** no dividends are declared on 12,478,704 shares held by the Company*

The Issuer's management body authorized to approve payment of (declare) dividends: extraordinary general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: extraordinary general shareholders meeting of December 30, 2005; minutes of January 12, 2006.

Period of payment of dividends declared on the Issuer shares: dividends paid by: February 28, 2006

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: dividends of 43 Rubles per share paid for 9 months of the year 2005.

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: payment of dividends will be made on February 28, 2006.

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: payment of dividends will be made on February 28, 2006.

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: N/A

In 2000 dividends on shares in OJSC MMC Norilsk Nickel were not paid under the resolution of the annual general shareholders meeting of April 24, 2001.

8.10. Other Information

N/A.